Notice of 2021

Annual Meeting & Proxy Statement

INTERNATIONAL PAPER

March 30, 2021

INTERNATIONAL PAPER

Dear Shareowner:

We invite you to join us for our 2021 Annual Meeting of Shareowners on May 10. As with last year's annual meeting, due to the COVID-19 pandemic, this year's meeting will be "virtual," meaning that you attend via the Internet by following the instructions set forth in the enclosed materials. Whether or not you plan to attend, please review the enclosed materials and vote your shares. Within this **Proxy Statement**, we have included a summary that highlights policy updates and provides an overview of key performance metrics.

Also enclosed is a copy of the International Paper **2020 Annual Performance Summary**, which highlights our key accomplishments. Last year, we again demonstrated the strength of our business portfolio, customer relationships, investment choices and employees by delivering solid earnings and outstanding cash generation while navigating the unexpected and unprecedented challenges resulting from the pandemic. In fact, 2020 marks the 11th consecutive year that we generated returns above the cost of capital.

A strong balance sheet and strategic investments are essential components of International Paper's cash allocation strategy. In 2020, we used $1.7 billion of cash to reduce debt, and continued to strengthen our packaging business through targeted investments. Our pension gap improved by $500 million resulting in a healthy 95% funding level. And we paid $800 million in dividends to our shareowners in 2020, bringing to $5.2 billion our five-year total of cash returned through dividends and share repurchases. This represents over 50% of our free cash flow over that five-year period and demonstrates our sustainable dividend policy and strong commitment to our shareowners.

International Paper's Board of Directors provides essential leadership and guidance in driving the Company's success. This year, we recognized the many contributions of **J. Steven Whisler** and **William J. Burns**, each of whom is retiring from our Board this year after nearly two decades of combined service. We also welcomed two new board members with diverse experiences and perspectives: **Anton V. Vincent**, president, Mars Wrigley North America, part of Mars Incorporated, and **DG Macpherson**, chairman and chief executive officer of W.W. Grainger, Inc.

Looking ahead, we are focused on accelerating value creation. In December 2020 we announced plans to build on the strength of our Industrial Packaging business and initiate the proposed spin-off of our Printing Papers business. With a more focused portfolio, International Paper will take meaningful actions to accelerate profitable growth and materially lower our cost structure, and intends to deliver $350 to $400 million in incremental earnings growth by the end of 2023.

Our Vision 2030 goals will be foundational to our continued success. They are aligned with the global priorities of the United Nations' Sustainable Development Goals and include robust targets that will drive meaningful, sustainable improvements for people, communities, the environment and our customers and shareowners.

We are excited about the path we are charting to accelerate improvement. On behalf of our 48,000 employees and Board of Directors, thank you for your ownership and continued support of our efforts to pursue our vision to be among the most successful, sustainable and responsible companies in the world.

Sincerely,

Mark S. Sutton

Mark S. Sutton



Mark S. Sutton
Chairman and Chief
Executive Officer

Pursuing our vision to be among the most SUCCESSFUL, SUSTAINABLE and RESPONSIBLE companies in the world

Notice of Annual Meeting of Shareowners

To the Owners of Common Stock of International Paper Company:

Date and Time
Monday, May 10, 2021,
at 8:30 a.m. CDT

Place
Live via the Internet-please visit www.virtualshareholder meeting.com/IP2021

Your vote is important



Vote on the Internet before the meeting

If you choose to vote via the Internet, follow the instructions for accessing the website on the Notice of Internet Availability or proxy card provided to you. You will need to have the 16-digit control number printed on the Notice of Internet Availability or proxy card.



Vote by telephone

If you choose to vote by telephone, you may do so toll-free by following the instructions on the Notice of Internet Availability or proxy card provided to you. You will need to have the 16-digit control number printed on the Notice of Internet Availability or proxy card.



Vote by mail

If you choose to vote by mail, simply mark, sign and date your proxy card and return it in the postage-paid envelope that was included with the proxy card.



Vote at the meeting

You also may vote online during the annual meeting by following the instructions provided on the meeting website during the annual meeting. To vote at the meeting, visit www.virtualshareholder meeting.com/IP2021.

Items of Business

	Board Recommendation
Item 1 Elect the 11 nominees named in the proxy statement as directors for a one-year term.	**FOR**
Item 2 Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021.	**FOR**
Item 3 Vote on a non-binding resolution to approve the compensation of our named executive officers, as disclosed under the heading "Compensation Discussion & Analysis."	**FOR**
Item 4 Vote on a shareowner proposal to reduce the ownership threshold for shareowners to request action by written consent to 10 percent, if properly presented at the meeting.	**AGAINST**

Consider any other business properly brought before the meeting.

Record Date
March 11, 2021. Holders of record of International Paper common stock, par value $1.00 per share, at the close of business on that date, are entitled to vote at the meeting.

By order of the Board of Directors,

Sharon R. Ryan

Sharon R. Ryan
Senior Vice President, General Counsel and Corporate Secretary
March 30, 2021

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to Be Held on May 10, 2021:

The following materials are available for viewing and printing at **materials.proxyvote.com/460146**:

- The Notice of Annual Meeting of Shareowners to be held on May 10, 2021;
- International Paper's 2021 Proxy Statement; and
- International Paper's 2020 Annual Performance Summary, or annual report.

A Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") or the proxy statement, proxy card and annual report are first being sent to shareowners on or about March 30, 2021.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

Meeting Agenda and Voting Recommendations

ITEM 1

Company Proposal to Elect 11 Directors

There are no other nominees competing for seats on the Board. Under our Amended and Restated Certificate of Incorporation and By-Laws, directors in non-contested elections are elected by an affirmative **majority of votes cast**. You may vote "for" or "against" a nominee, or you may "abstain" from voting with respect to a nominee. "Abstentions" and broker non-votes will have no effect on the results.



Our Board of Directors unanimously recommends that you vote FOR each of the nominees.

See **page 16** for further information.

Director Nominees

All nominees are currently directors of International Paper. The following table lists the names, primary occupations, and ages of the nominees as of the date of the Annual Meeting, the year each first became a director of International Paper, and the Board committees on which we anticipate they will serve as of the date of the Annual Meeting.

				Board Committees			
Name	**Primary Occupation**	**Age**	**Director Since**	**A&F**	**GOV**	**MDCC**	**PP&E**
Christopher M. Connor Independent	Retired Chairman and Chief Executive Officer, The Sherwin-Williams Company	65	2017	○		C	
Ahmet C. Dorduncu Independent	Chief Executive Officer, Akkök Group	67	2011	○			○
Ilene S. Gordon **Presiding Director** Independent	Retired Chairman, President and Chief Executive Officer, Ingredion Incorporated	67	2012		C	○	
Anders Gustafsson Independent	Chief Executive Officer, Zebra Technologies Corporation	60	2019	○			○
Jacqueline C. Hinman Independent	Retired Chairman, President and Chief Executive Officer, CH2M HILL Companies, Ltd.	59	2017	○		○	
Clinton A. Lewis, Jr. Independent	Former Executive Vice President and Group President, Int'l Operations, Commercial Development, Global Genetics and PHARMAQ, Zoetis Inc.	54	2017		○	○	
DG Macpherson NEW Independent	Chairman of the Board and Chief Executive Officer, W.W. Grainger, Inc.	53	2021		○		○
Kathryn D. Sullivan Independent	Senior Fellow, Potomac Institute for Policy Studies and Ambassador-at-Large, Smithsonian National Air & Space Museum	69	2017		○		C
Mark S. Sutton	Chairman and Chief Executive Officer, International Paper Company	59	2014				
Anton V. Vincent NEW Independent	President, Mars Wrigley North America	56	2021		○		○
Ray G. Young Independent	Executive Vice President and Chief Financial Officer, Archer-Daniels-Midland Company	59	2014	C		○	

A&F Audit and Finance
GOV Governance
MDCC Management Development and Compensation
PP&E Public Policy and Environment

○ Member
C Committee Chair

Board Snapshot

Average Tenure Is 4.1 Years



Connor	3
Dorduncu	10
Gordon	8
Gustafsson	2
Hinman	3
Lewis	3
Macpherson NEW	0
Sullivan	4
Sutton	6
Vincent NEW	0
Young	6

Diversity of Experience and Background



Current or Former CEO	73%		Environment, Sustainability, Public Policy	91%
Manufacturing	91%		Supply Chain	83%
International Operations	100%		Technology	100%
Finance, Accounting	100%		Marketing	100%
Strategic Planning	100%			

Corporate Governance Highlights

We believe sound corporate governance is critical to achieving business success and serves the best interests of our shareowners. Highlights of our commitment to sound governance practices include:

Shareholder Rights	✓ Annual elections and majority voting for directors, with a director resignation policy ✓ Shareholder right to call special meetings ✓ Shareholder right to act by written consent ✓ Shareholder right to proxy access
Board Independence	✓ 10 of 11 director nominees are independent ✓ Robust independent Presiding Director role ✓ Executive sessions without management present at every in-person Board meeting ✓ Focus on Board composition and refreshment, with mandatory retirement policy
Other Governance Practices	✓ Robust engagement with our shareowners ✓ Strong anti-hedging and anti-pledging stock trading provisions ✓ Annual Board, committee and individual director self evaluations ✓ Strong stock ownership and retention requirements ✓ Gender and Ethnically Diverse Board ✓ Robust oversight of environmental, social and governance (ESG) considerations, including through Public Policy and Environment Committee

Global Citizenship Governance

We believe global citizenship is a key element of our corporate governance, promoted by our Board of Directors, CEO and Senior Lead Team. The Public Policy and Environment Committee of the Board has overall responsibility for Global Citizenship at International Paper. It reviews and assesses environmental (including climate change), sustainability, public policy, legal, health and safety and technology issues. The Company's Governance Committee also has oversight of certain public policy and sustainability matters.



In 2020, we established our Vision 2030 goals for healthy and abundant forests, thriving people and communities, sustainable operations and renewable solutions. As part of our Vision 2030, we have committed to incremental reductions in our Scope I, II and III greenhouse gas emissions: 35% reduction by 2030. Our greenhouse gas emissions reduction goal is consistent with the Paris Climate Agreement. Furthermore, we use biomass and manufacturing residuals (rather than fossil fuels) to generate a majority of the manufacturing energy at our mills. For additional information on Global Citizenship Governance at International Paper, please read our Global Citizenship report, prepared in accordance with the Global Reporting Initiative (GRI) Standards, available at www.internationalpaper.com/planet.

ITEM 2

Company Proposal to Ratify Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2021

Our Audit and Finance Committee has selected Deloitte & Touche LLP ("Deloitte & Touche") to serve as the Company's independent registered public accounting firm for 2021. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a **majority of a quorum at the annual meeting** is required. You may vote "for" or "against" ratification, or you may "abstain" from voting. "Abstentions" will have the same effect as votes against this proposal. We do not expect any broker non-votes on this proposal.

 Our Board of Directors unanimously recommends that you vote **FOR** the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2021.

▶ See **page 17** for further information.

ITEM 3

Company Proposal to Vote on a Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers

Our Board of Directors is seeking your approval of the compensation of our Named Executive Officers ("NEOs"), as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including in the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This annual vote is non-binding. To approve this proposal, the affirmative vote of a **majority of a quorum at the annual meeting** is required. You may vote "for" or "against" this non-binding proposal, or you may "abstain" from voting. "Abstentions" and broker non-votes will have the same effect as votes against this proposal.

 Our Board of Directors unanimously recommends that you vote **FOR** the approval of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.

▶ See **page 18** for further information.

2020 Financial Performance Highlights









Solid Earnings and Outstanding Cash Generation

Driven by **solid commercial and operational performance** in an unprecedented environment

Strong Returns Creating Long-Term Value

11th consecutive year of returns above cost of capital

Returned $820 Million of Cash to Shareowners

Maintained strong dividend level despite disruption of COVID-19 pandemic

Strengthened Balance Sheet and Invested Strategically

Reduced debt by **$1.7 billion** and strengthened commercial offerings in our fastest growing packaging segments

Executive Compensation Philosophy and 2020 Compensation Mix

We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.

We believe a significant portion of an executive's compensation should be specifically tied to performance—both Company performance and individual performance.

CEO



10%
Base Salary

16%
STI Target

74%
LTI Target

90%
Pay at Risk

Other NEOs



20%
Base Salary

18%
STI Target

62%
LTI Target

80%
Pay at Risk

2020 Executive Compensation Highlights

- Strong pay-for-performance alignment
- Robust compensation governance practices, informed by ongoing shareowner engagement
- Long-Term Incentive ("LTI") plan based solely on three-year Company Performance—no individual modifier
- CEO's performance achievement in Short-Term Incentive ("STI") plan based solely on Company performance
- No changes to LTI or STI targets with respect to 2020 performance as the result of the pandemic
- 2020 outcome under STI plan resulted in awards of 109.7% of target
- 2018-2020 awards under LTI plan vested at 100.88% of target
- Our 2020 CEO to Median Employee Pay Ratio was 188:1

ITEM 4

Shareowner Proposal to Reduce Ownership Threshold for Requesting Action by Written Consent

The shareowner proposal to reduce the ownership threshold for shareowners to request action by written consent to 10 percent will be approved if a **majority of a quorum at the annual meeting** is voted "for" the proposal. You may vote "for" or "against" the shareowner proposal, or you may "abstain" from voting. "Abstentions" and broker non-votes will have the same effect as votes against this shareowner proposal.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

▶ See **page 19** for further information.

Table of Contents

INTERNATIONAL PAPER

PROXY STATEMENT
2021 Annual Meeting of Shareowners

Information About Annual Meeting

This proxy statement is furnished in connection with the solicitation of proxies by International Paper Company on behalf of the Board of Directors for the 2021 Annual Meeting of Shareowners. Distribution of this proxy statement and related proxy card is scheduled to begin on or about March 30, 2021.

The 2021 annual meeting will be held on Monday, May 10, 2021, at 8:30 a.m. CDT. The annual meeting will be held on a virtual basis at www.virtualshareholdermeeting.com/IP2021, and shareholders may attend by following the instructions set forth below under "How Do I Attend the Annual Meeting".

At the 2021 annual meeting, shareowners will vote on the following matters, as well as any other business properly brought before the meeting:

- **Item 1:** Elect the 11 nominees named in this proxy statement as directors for a one-year term. The Board recommends a vote **FOR** each of the nominees.
- **Item 2:** Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021. The Board recommends a vote **FOR** this proposal.
- **Item 3:** Vote on a non-binding resolution to approve the compensation of our named executive officers, as disclosed under the heading "Compensation Discussion & Analysis." The Board recommends a vote **FOR** this proposal.
- **Item 4:** Vote on a shareowner proposal to reduce the ownership threshold for shareowners to request action by written consent to 10 percent, if properly presented at the meeting. The Board recommends a vote **AGAINST** this proposal.

Information about these items may be found beginning on page 16 of this proxy statement.

Shareowners of record of International Paper common stock at the close of business on March 11, 2021, the record date, or their duly authorized proxy holders, are entitled to vote on each matter submitted to a vote at the 2021 annual meeting and at any adjournment or postponement of the annual meeting.

There were 392,834,703 common shares outstanding on March 11, 2021. Each common share is entitled to one vote on each matter to be voted on at the 2021 annual meeting.

A list of shareowners as of the record date will be available for inspection and review upon request of any shareowner to the Corporate Secretary at the address on page 14 of this proxy statement. We will also make the list available on the Internet through the virtual web conference at the beginning of the annual meeting.

Your vote is important



Vote on the Internet before the meeting

If you choose to vote via the Internet, follow the instructions for accessing the website on the Notice of Internet Availability or proxy card provided to you. You will need to have the 16-digit control number printed on the Notice of Internet Availability or your proxy card.



Vote by telephone

If you choose to vote by telephone, you may do so toll-free by following the instructions on the Notice of Internet Availability or proxy card provided to you. You will need to have the 16-digit control number printed on the Notice of Internet Availability or proxy card.



Vote by mail

If you choose to vote by mail, simply mark, sign and date your proxy card and return it in the postage-paid envelope that was included with the proxy card.



Vote at the meeting

You also may vote online during the annual meeting by following the instructions provided on the meeting website during the annual meeting. To vote at the meeting, visit www.virtualshareholdermeeting.com/IP2021.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to Be Held on May 10, 2021:

The following materials are available for viewing and printing at materials.proxyvote.com/460146:

- The Notice of Annual Meeting of Shareowners to be held on May 10, 2021;
- International Paper's 2021 Proxy Statement; and
- International Paper's 2020 Annual Performance Summary, or annual report.

A Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") or the proxy statement, proxy card and annual report are first being sent to shareowners on or about March 30, 2021.

Voting Procedures and Annual Meeting Attendance

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are an International Paper shareowner of record as of March 11, 2021, and International Paper's Board of Directors is soliciting your proxy to vote your shares at the 2021 annual meeting of shareowners. This proxy statement includes information that we are required to provide to you under U.S. Securities and Exchange Commission ("SEC") rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize three International Paper executive officers (Mark S. Sutton, Chairman and Chief Executive Officer; Timothy S. Nicholls, Senior Vice President and Chief Financial Officer; and Sharon R. Ryan, Senior Vice President, General Counsel and Corporate Secretary) to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our 2021 annual meeting of shareowners include the Notice of Annual Meeting of Shareowners (the "Annual Meeting Notice"), this proxy statement (the "Proxy Statement") and International Paper's Annual Performance Summary (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card or voting instruction form and pre-paid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement and Annual Report are being made available for viewing and printing at **materials.proxyvote.com/460146** and are being mailed, along with the accompanying proxy card or voting instruction form, to applicable shareowners beginning on or about March 30, 2021.

Why did I receive a Notice of the Internet Availability of Proxy Materials instead of a full set of proxy materials?

We are furnishing proxy materials to our shareowners primarily through notice-and-access delivery pursuant to SEC rules. As a result, beginning March 30, 2021, we are mailing to many of our shareowners a Notice of the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Shareowners who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. Shareowners who have previously requested to receive a paper copy of the materials will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our shareowners and reduces the cost of producing and mailing the full set of proxy materials. If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access the proxy materials and vote on the Internet. If you would like to receive paper copies of our proxy materials in the mail, you may follow the instructions in the Notice of Internet Availability for making this request.

How many votes must be present to hold the annual meeting?

Holders of International Paper common stock, present by attendance through the virtual annual meeting or represented by proxy, representing one-third of the number of votes entitled to be cast upon any proposal to be considered at the meeting (at least 130,944,901 votes) are required to hold the 2021 annual meeting. If you properly vote on any proposal, your shares will be included in the number of shares to establish a quorum for the annual meeting. Shares held of record and represented by proxy cards marked "*abstain*," or returned without voting instructions, will be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied. In addition, if you hold shares through a bank or brokerage account, your shares will also be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied, even if you do not provide voting instructions to your bank or brokerage firm and result in a broker non-vote.

We urge you to vote by proxy even if you plan to attend the meeting via the Internet. That will help us know as soon as possible that we have enough votes to hold the meeting. Returning your proxy will not affect your right to revoke your proxy or to attend the 2021 annual meeting.

How do I vote my shares?

If you are a *holder of record* (that is, if your shares are registered in your own name with our transfer agent), you have several options. You may vote in advance of the meeting on the Internet at **www.proxyvote.com**, by telephone or by mail using a written proxy card. You may request a written proxy card by following the instructions included on the Notice of Internet Availability that you received.

If you hold your shares in *street name* (that is, if you hold your shares through a broker, bank or other holder of record), you have the right to direct your bank or broker how to vote your shares. If you hold your shares in street name and receive a voting instruction form, please follow the instructions provided by your bank or broker to vote. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" items, but it will not be permitted to vote your shares with respect to "non-routine" items. In the case of a non-routine item, your shares will be considered "broker non-votes" on that proposal.

In addition, holders of record and holders of shares in street name who desire to vote their shares at the annual meeting may do so via the internet at www.virtualshareholdermeeting.com/IP2021 as more specifically provided below under "How do I attend the annual meeting?".

If I hold shares in the International Paper Company Savings Plan, how do I vote my shares?

If you hold shares in the International Paper Company Savings Plan, you may instruct the trustee, State Street Bank and Trust Company, to vote your shares in the Company Stock Fund by returning the proxy/voting instruction card that you received in the mail or by providing voting instructions on the Internet or by telephone as directed on the Notice of Internet Availability or proxy/voting instruction card that you received. If you do not return the proxy/voting instruction card or provide voting instructions, or if your instructions are unclear or incomplete, the trustee will vote your shares at its discretion.

How do I attend the annual meeting?

As the result of public health and safety concerns arising from the COVID-19 pandemic, this year's annual meeting will be a "virtual" meeting of shareowners, meaning that you attend the annual meeting via the internet. Shareowners of record and holders of shares in street name as of the record date, March 11, 2021, can attend the meeting by accessing www.virtualshareholdermeeting.com/IP2021 and following the instructions therein and below.

If you attend the annual meeting via the Internet as noted above, and whether you are a holder of record or hold your shares in street name, you will be able to vote electronically and submit questions during the annual meeting by using your 16-digit control number printed on the Notice of Internet Availability or proxy card and otherwise following the instructions set forth at www.virtualshareholdermeeting.com/IP2021.

We intend to answer questions pertinent to company matters as time allows during the meeting. As noted above, questions may be submitted during the annual meeting at www.virtualshareholdermeeting.com/IP2021.

The annual meeting is scheduled to begin at 8:30 a.m. CDT on Monday, May 10, 2021. Online access will begin on such date at 8:15 a.m. CDT, and we encourage you to access the meeting prior to the start time. Rules of conduct for the annual meeting will be available once you access the meeting.

If you have difficulty accessing the meeting, please call please call 1-800-586-1548 (US) or 1-303-562-9288 (International). Technicians will be available to assist you.

Shareowners attending virtually must have the 16-digit control number printed on the Notice of Internet Availability or proxy card to vote electronically and ask questions during the annual meeting.

What happens if the annual meeting is postponed or adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Can I change or revoke my vote or proxy?

Yes, you may change your vote or revoke your proxy at any time at or before the annual meeting. If you are a holder of record, you may change your vote or revoke your proxy through any of the following means:

- by casting a new vote by telephone or on the Internet prior to the annual meeting, or by properly completing and signing another proxy card with a later date and returning the proxy card prior to the annual meeting;
- giving written revocation to our Corporate Secretary prior to the annual meeting either by mail to the address on page 14 of this proxy statement, or at the meeting; or
- voting virtually at the annual meeting.

If you hold your shares in street name, you may change your voting instructions by contacting your broker, bank or other holder of record prior to the annual meeting.

What if I do not indicate my vote for one or more of the matters on my proxy card?

If you are a holder of record and you return a signed proxy card without indicating your vote, your shares will be voted as follows:

- **for** the Company's proposal to elect the 11 nominees named in this proxy statement to the Company's Board of Directors in Item 1;
- **for** the Company's proposal to ratify the appointment of the Company's independent registered public accounting firm for 2021 in Item 2;
- **for** the Company's proposal to approve the compensation of our named executive officers in Item 3; and
- **against** the shareowner proposal to reduce the ownership threshold for shareowners to request action by written consent in Item 4.

If you are a holder of record and you do not return a proxy card or vote at the annual meeting, your shares will not be voted and will not count toward the quorum requirement to hold the annual meeting.

If your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will still be counted toward the quorum requirement for the annual meeting provided that your bank or broker votes your shares utilizing its discretionary authority for Item 2 as noted below. The failure to instruct your bank or broker how to vote will have one of three effects on the proposals for consideration at the annual meeting, depending upon the type of proposal. For all voting items, other than Item 2 to ratify our independent registered public accounting firm for 2021, absent instructions from you, the bank or broker may not vote your shares at all and your shares will be considered broker non-votes. For Item 2, however, the broker may vote your shares at its discretion. For Item 1, a broker non-vote will have no effect on the outcome of the proposal. For Items 3 and 4, a broker non-vote will have the same effect as a vote against the proposal.

If you hold shares in the International Paper Company Savings Plan and you do not provide voting instructions, the trustee will vote your shares at its discretion.

Will my vote be confidential?

Yes. Your vote is confidential and will not be disclosed to our directors or employees, unless in accordance with law.

Will our directors attend the annual meeting?

Yes, all of our directors are anticipated to attend the annual meeting on a virtual basis. The Company's *Corporate Governance Guidelines* state that directors are expected to attend our annual meeting.

Who will be soliciting proxies on our behalf?

The Company pays the cost of preparing proxy materials and soliciting your vote. Proxies may be solicited on our behalf by our directors, officers or employees by telephone, electronic or facsimile transmission or in person, without compensation. We have hired Alliance Advisors, LLC to solicit proxies for an estimated fee of approximately $25,000, plus expenses.

What is householding?

We have adopted "householding," a procedure by which shareowners of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or the proxy materials unless one or more of these shareowners notifies us that they wish to continue receiving individual copies. This procedure saves us printing and mailing costs. Shareowners will continue to receive separate proxy cards.

We will deliver promptly, upon written or oral request, a separate copy of the Notice of Internet Availability or the proxy materials to a shareowner at a shared address to which a single copy of the documents was delivered. To request separate copies of the Notice of Internet Availability or the proxy materials, either now or in the future, please send your written request to Investor Relations, International Paper, 6400 Poplar Avenue, Memphis, TN 38197, or call (866) 540-7095. You may also submit your request on our website, www.internationalpaper.com, under the **"Performance"** tab at the top of the page followed by the **"Contact Us"** link and then the **"Financial Requests"** link.

How do I change future proxy delivery options?

If you hold your shares in street name and wish to receive separate copies of future Notices of Internet Availability or sets of proxy materials or if you currently receive multiple copies of the Notice of Internet Availability or multiple sets of proxy materials, and would like to receive a single copy or set, please send your written request to:

Broadridge Financial Solutions, Inc.
Householding Dept.
51 Mercedes Way
Edgewood, NY 11717
or call 1-866-540-7095

Communicating with the Board

How do I communicate with the Board?

Shareowners or other interested parties may communicate with our entire Board, the Chairman, the independent directors as a group, the Presiding Director, or any one of the directors by writing to Ms. Sharon R. Ryan, Senior Vice President, General Counsel, and Corporate Secretary, at the address set forth below. Ms. Ryan will forward all communications relating to International Paper's interests, other than business solicitations, advertisements, job inquiries or similar communications, directly to the appropriate director(s).

In addition, as described in detail under "Board Oversight of the Company - Code of Conduct," our Global Ethics and Compliance office has a **HelpLine** that is available 24 hours a day, seven days a week, to receive calls, emails, and letters to report a concern or complaint, anonymous or otherwise.



Direct all Board correspondence to:
Corporate Secretary
International Paper
6400 Poplar Avenue
Memphis, TN 38197

What is the deadline for consideration of Rule 14a-8 shareowner proposals for the 2022 Annual Meeting of Shareowners?

A shareowner who wishes to submit a shareowner proposal to be included in our proxy statement for the 2022 Annual Meeting of Shareowners must send the proposal to the Corporate Secretary at the address above. We must receive the proposal in writing on or before November 30, 2021, and the proposal must comply with SEC rules, including Rule 14a-8.

Can I nominate a director in connection with the 2022 Annual Meeting of Shareowners?

Yes. If you would like to make any director nomination that will not be included in our proxy statement for the 2022 annual meeting, you must submit such nomination in accordance with the advance notice provisions set forth in our By-Laws. Any such nomination must be received by our Corporate Secretary no earlier than January 10, 2022, and no later February 9, 2022 (assuming we do not change the date of our 2022 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2021 annual meeting), and must otherwise include the information required by our By-Laws in connection with any such nomination (including with respect to both the shareholder proponent and the nominee) and otherwise comply with our By-Laws. In the event any director nomination is made in accordance with our By-Laws as set forth above, our Governance Committee will consider any such nominees as potential nominees for election to our Board at our 2022 annual meeting. See "Information About Corporate Governance – Director Qualifications and Experience – Recommendations for Director Candidates" for additional information.

In addition, you have the ability to include a director nominee in the Company's proxy statement for its 2022 annual meeting under certain conditions as noted below under "Can shareowners include their director nominees in the Company's proxy statement?"

Can shareowners include their director nominees in the Company's proxy statement?

Yes. In 2016, the Company proactively amended its By-Laws to allow "proxy access" as many of our shareowners consider proxy access a fundamental right. The proxy access By-Law permits a shareowner, or a group of up to 20 shareowners, owning 3 percent or more of the Company's outstanding common stock continuously for three years, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20 percent of the Board (whichever is greater); provided that shareowners and nominees meet the additional requirements set forth in the By-Laws. If a shareowner(s) wishes to include a director nominee(s) in the Company's proxy materials, we must receive the notice to nominate the director(s) using the Company's proxy materials no earlier than October 31, 2021, and no later than November 30, 2021. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the additional requirements in our By-Laws.

Can I raise other business at the 2022 Annual Shareowner Meeting?

Yes. If you would like to raise any business (other than director nominations) that is not the subject of a proposal submitted for inclusion in our proxy statement for the 2022 annual meeting pursuant to Rule 14a-8 under the Exchange Act, you must raise such business in accordance with the advance notice provisions set forth in our By-Laws. Any such notice with respect to such business must be received by our Corporate Secretary no earlier than January 10, 2022, and no later February 9, 2022 (assuming we do not change the date of our 2022 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2021 annual meeting), and must otherwise include the information required by our By-Laws in connection with the proposal of any such business and must otherwise comply with our By-Laws.

*Our By-Laws are available at www.internationalpaper.com, under the "**Company**" tab at the top of the page followed by the "**Leadership**" link and then the "**Governance Documents**" link. A paper copy is available at no cost by written request to the Corporate Secretary.*

Matters to be Acted upon at the 2021 Annual Meeting

Company Proposals

ITEM 1

Company Proposal to Elect 11 Directors

There are no other nominees competing for seats on the Board. Under our Amended and Restated Certificate of Incorporation and By-Laws, directors in non-contested elections are elected by an affirmative **majority of votes cast**. You may vote "for" or "against" a nominee, or you may "abstain" from voting with respect to a nominee. "Abstentions" and broker non-votes will have no effect on the results.

 Our Board of Directors unanimously recommends that you vote **FOR** each of the nominees.

The Board of Directors currently consists of 12 members. J. Steven Whisler is retiring as a director immediately before this annual meeting and is not standing for reelection. Because Mr. Whisler is not standing for reelection, the Board intends to reduce its size to 11 directors immediately following the annual meeting. Each of the other 11 current directors has been nominated by the Board for reelection by shareowners at the annual meeting. Information about these nominees may be found in the "Board of Directors" section of this proxy statement. All 11 nominees, if elected, will hold office until the earlier of:

(i)   our 2022 annual meeting and the date a qualified successor has been elected, or

(ii)   death, resignation or retirement.

We do not know of any reason why any nominee would be unable to, or for good cause would not, serve as a director if elected. If, prior to the election, a nominee is unable or unwilling to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may nominate, or the Board may reduce its size.

Majority vote for directors: Each director must receive a majority of votes cast "for" his or her election.

If a director does not receive a majority of votes cast "for" his or her election, he or she must submit a letter of resignation, and the Board, through its Governance Committee (excluding the nominee in question), will decide whether to accept the resignation at its next regularly scheduled meeting. If the resignation is not accepted, the Board will disclose the explanation of its decision via a Form 8-K.

 **Our Board of Directors unanimously recommends that you vote FOR each of the following nominees:**

✔ Christopher M. Connor	✔ Anders Gustafsson	✔ DG Macpherson	✔ Anton V. Vincent
✔ Ahmet C. Dorduncu	✔ Jacqueline C. Hinman	✔ Kathryn D. Sullivan	✔ Ray G. Young
✔ Ilene S. Gordon	✔ Clinton A. Lewis, Jr.	✔ Mark S. Sutton	

ITEM 2

Company Proposal to Ratify Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2021

Our Audit and Finance Committee has selected Deloitte & Touche LLP ("Deloitte & Touche") to serve as the Company's independent registered public accounting firm for 2021. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a **majority of a quorum at the annual meeting** is required. You may vote "for" or "against" ratification, or you may "abstain" from voting. "Abstentions" will have the same effect as votes against this proposal. We do not expect any broker non-votes on this proposal.

 Our Board of Directors unanimously recommends that you vote **FOR** the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2021.

Our Audit and Finance Committee has selected Deloitte & Touche to serve as the Company's independent registered public accounting firm for 2021. We are asking shareowners to ratify the selection of Deloitte & Touche. To ratify the selection of our independent registered public accounting firm, the affirmative vote of a **majority of a quorum at the annual meeting** is required. You may vote "*for*" or "*against*" the ratification of the selection of our independent registered public accounting firm, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

We do not expect there to be any broker non-votes associated with this proposal, as the ratification of our independent registered public accounting firm is a routine matter. As a result, if your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will be voted by the broker in its discretion.

Although ratification is not required by our By-Laws or otherwise, the Board is submitting the selection of Deloitte & Touche to our shareowners for ratification because we value our shareowners' views on the Company's independent registered public accounting firm. Our Audit and Finance Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm, but is not bound by the shareowners' vote. Even if the selection of Deloitte & Touche is ratified, the Audit and Finance Committee may change the appointment at any time during the year if it determines that a change would be in the best interests of the Company and its shareowners.

 **Our Board of Directors unanimously recommends that you vote FOR the ratification of Deloitte & Touche as the Company's independent registered public accounting firm for 2021.**

ITEM 3

Company Proposal to Vote on a Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers

Our Board of Directors is seeking your approval of the compensation of our Named Executive Officers ("NEOs"), as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including in the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This annual vote is non-binding. To approve this proposal, the affirmative vote of a **majority of a quorum at the annual meeting** is required. You may vote "for" or "against" this non-binding proposal, or you may "abstain" from voting. "Abstentions" and broker non-votes will have the same effect as votes against this proposal.

 **Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.**

Our Board of Directors is seeking your approval of the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Exchange Act, including in the Compensation Discussion & Analysis, related compensation tables and narrative disclosure. This vote is being provided as required pursuant to Section 14A of the Exchange Act and is non-binding. To approve this proposal, commonly referred to as a "Say on Pay" proposal, the affirmative vote of a **majority of a quorum at the annual meeting** is required.

You may vote "*for*" or "*against*" this non-binding proposal, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 3. Broker non-votes will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

Our Board seeks your approval of the compensation of our NEOs, who are listed in the Summary Compensation Table of this proxy statement. Information describing the compensation of our NEOs is provided in the Compensation Discussion & Analysis section, the accompanying tables and narrative contained in this proxy statement.

Our Board asks shareowners to approve the following non-binding advisory resolution:

> "Resolved, that the compensation paid to the Company's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Exchange Act, including in the Compensation Discussion & Analysis, the related compensation tables and narrative disclosure, is hereby approved."

 **Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.**

ITEM 4

Shareowner Proposal to Reduce Ownership Threshold for Shareowners to Request Action by Written Consent

The shareowner proposal to reduce the ownership threshold for shareowners to request action by written consent to 10 percent will be approved if a **majority of a quorum at the annual meeting** is voted "for" the proposal. You may vote "for" or "against" the shareowner proposal, or you may "abstain" from voting. "Abstentions" and broker non-votes will have the same effect as votes against this shareowner proposal.

We expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any shareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not responsible for the contents of this shareowner proposal or any supporting statement.

The shareowner proposal will be approved if a majority of a quorum at the annual meeting is voted "*for*" the proposal. You may vote "*for*" or "*against*" the shareowner proposal, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as votes against this shareowner proposal because they are considered votes present for purposes of a quorum on the vote. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 4. Broker non-votes will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

Proposal 4 – Improve Shareholder Written Consent

Shareholders request that our board of directors take the steps necessary to enable 10% of shares to request a record date to initiate written consent.

Any action taken by written consent would still need more than 56% supermajority approval from the shares that normally cast ballots at the annual meeting. This 56% vote requirement gives substantial supermajority protection to management that will remain unchanged.

Enabling 10% of shares to apply for a record date for written consent makes sense because scores of companies do not even require 01% of stock ownership to do so little as request a record date.

Taking action by written consent is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. For instance shareholders might determine that the poorest performing director is in need of replacement. Mr. Ahmet Dorduncu received 20-times as many negative votes as two of his IP director peers.

With the near universal use of online annual shareholder meetings which can be only 10-minutes long, shareholders no longer have the right for engagement with other shareholders, management and directors at a shareholder meeting. Special shareholder meetings can now be online meetings which has an inferior format to even a Zoom meeting.

Shareholders are also severely restricted in making their views known at online shareholder meetings because all challenging questions and comments can be screened out.

For instance Goodyear management turned an online shareholder meeting into a mute button meeting. Goodyear management hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting to bar constructive criticism.

Plus the management at AT&T would not even allow the proponents of shareholder proposals to read their proposals by telephone at the 2020 AT&T online annual meeting.

Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/
Imagine the control management like AT&T could have over an online special shareholder meeting.

Online meetings also give management a blank check to make false statements. For instance management at scores of 2020 online annual meetings falsely stated that there were no more shareholder questions. Shareholders were powerless to point out that their questions were not answered.

Please see:
Schwartz-Ziv, Miriam, How Shifting from In-Person to Virtual Shareholder Meetings Affects Shareholders' Voice (August 16, 2020).
Available at SSRN: https://ssrn.com/abstract=3674998 or
http://dx.doi.org/10.2139/ssrn.3674998

Now more than ever shareholders need to have the option to take action outside of a shareholder meeting since online shareholder meetings are a shareholder engagement and management transparency wasteland.

Proposal 4 — Improve Shareholder Written Consent

Position of Your Company's Board of Directors

The Board has carefully considered this proposal and believes that its adoption would not be in the best interests of the Company or our shareowners in light of our corporate governance practices and the current right of shareowners to act by written consent.

Our Existing 20% Ownership Threshold Provides a Procedural Safeguard Against Abuse and Corporate Waste, and Is Consistent With Those S&P 500 Companies That Provide This Right.

This proposal requests the Company to amend our written consent right to allow holders of 10% of our shares to request a record date to initiate any written consent, which is significantly less than our existing 20% ownership threshold. We believe that our existing 20% threshold strikes the right balance between giving shareowners a meaningful right to initiate a consent action and protecting against the risk of abuse of this right by a small group of shareowners, including shareowners with special interests, to the detriment of our shareowners as a whole and the Company.

The Board believes that an action by written consent is not a matter to be taken lightly, and therefore procedural and other safeguards are necessary to protect all shareowners. This is especially so since shareowners would not have the same opportunity to discuss a proposed action and listen to different viewpoints in the same manner they would have if the action were taken at a meeting. Moreover, overseeing the solicitation, delivery and examination of written consents and ensuring effective communication of information among shareowners about the relevant subject matter can involve significant management commitment of time and focus and result in a company incurring significant expenses, all of which would impact the Company and ultimately our shareowners as a whole.

Given these potential significant impacts, the initiation of a consent action should be limited to circumstances where a substantial portion of our shareowners believe such consent action is sufficiently urgent or extraordinary that such action must be addressed between annual meetings. The Company's current 20% ownership threshold allows for shareowners holding a reasonable portion of our stock to initiate a consent action. Failure to aggregate sufficient share ownership to reach the 20% ownership threshold is a strong indicator that a sufficient interest among our shareowners does not exist to initiate a consent action. Lowering this threshold risks giving shareowners holding a relatively small portion of our stock a disproportionate amount of influence over the Company's affairs.

Finally, we note that the Company's existing 20% threshold is market among those S&P 500 companies that provide the right to act by written consent. A number of large public companies do not provide for this right. According to a recent corporate governance survey, only approximately 31% of S&P 500 companies allow for shareholders to act by written consent. Among those that do, the Company's current 20% threshold is a common threshold.

Our Existing 20% Ownership Threshold To Initiate an Action by Written Consent Reflects the Input of Our Shareowners.

In 2013, our shareowners approved an amendment to the Company's Restated Certificate of Incorporation (the "Charter") recommended by our Board to permit shareowners holding at least 20% of the voting power of the Company's outstanding capital stock to request that the Board set a record date to initiate action by written consent. The Board recommended this amendment after a review of best practices in corporate governance and taking into account shareowner interest in this matter, including prior shareowner proposals in which our shareowners voted in favor of requesting the right for shareowners to initiate a process to act by written consent with less than unanimous vote. This amendment to the Company's Charter in 2013 was approved by 89% of shareowners who voted (80% of shares outstanding).

Furthermore, the 20% threshold to initiate an action by written consent is consistent with the 20% threshold that must be met for our shareowners to call a special meeting. The Board believes that the threshold for acting by written consent should not be lower than that for calling a special meeting because similar implications apply where shareowners are seeking to act by written consent in lieu of a meeting or to call a special meeting in between our annual meetings. With respect to calling special meetings, in May 2010, we amended the Company's By-Laws to permit shareowners owning 20% of the Company's outstanding stock to call a special shareowner meeting upon written request to the Board. At each of our 2018, 2019 and 2020 annual meetings of shareowners, our shareowners voted against shareowner proposals which sought to give holders of 10% of our stock the power to call a special meeting of shareowners. Moreover, at our 2020 annual meeting, this shareowner proposal received the support of only 28% of the shares entitled to vote on such matter, and the percentage support in favor of this shareowner proposal declined each year over the period noted above.

We benefit from extensive and regular feedback from our shareowners. Although we recognize that the Company's large shareowners do not have uniform views regarding the appropriate threshold to initiate an action by written consent, we are not aware of any occasion (aside from this proposal) in connection with our shareowner engagement efforts where our shareowners have suggested that a reduced threshold is necessary or appropriate to enable shareowners to bring matters of concern to the Company's attention. In this regard, we believe that there is a recognition among our shareowners that a lower threshold to act by written consent gives rise to the risks we have noted above, and the views of our shareowners as reflected during our shareowner engagement process inform our Board's decision to oppose this proposal.

We Have Established Governance Practices and Mechanisms To Ensure Accountability of the Board to Shareowners.

The Company has demonstrated commitment to best practices in corporate governance and accountability to our shareowners, which makes adoption of this proposal unnecessary. Our Board regularly reviews corporate governance trends and evaluates how best to apply these practices to the Company. In recommending that our shareowners vote against this proposal, the Board believes that it is important to consider not only the fact that the Company already provides its shareowners with a meaningful ability to act by written consent, but also the Company's current governance practices, which we believe give our shareowners multiple avenues to hold our leadership accountable. For example, in addition to providing shareowners with the right to action by written consent as noted above:

- All of our directors must be annually elected by majority vote, with an associated director resignation policy.
- We have adopted proxy access.
- We provide shareowners with the rights to call a special meeting.
- We have an active shareowner engagement program, which allows us to better understand our shareowners' priorities, perspectives and concerns.
- Our Board continually focuses on its composition and evaluates the skills and qualifications of existing directors and the diversity of their background and experience with the desire for board refreshment, resulting in an average tenure for our director nominees of approximately four years.

The Company's existing governance practices and structure and the right that shareowners already have to act by written consent both enhance shareowner rights and protect against the risk that a small minority of shareowners could detrimentally impact a majority of our shareowners. We therefore believe that a 20% ownership threshold to initiate any action by written consent, and believe the adoption of this proposal is unnecessary and not in the best interests of the Company or its shareowners.

For these reasons, we recommend that you vote **against** this proposal.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

Board of Directors

Directors Standing for Election – Term Expiring in 2022

The following 11 individuals are nominated for election at the 2021 annual meeting. Each of these nominees is standing for election to serve a term that will expire in 2022. In addition to biographical information and committee memberships as of the date of the annual meeting for each director nominee, we describe the specific experience, qualifications, attributes or skills that led our Board to conclude such person should serve as a director in light of the Company's business.

Christopher M. Connor



Independent

Age: **65**
Director since: **2017**

Committees
- Management Development and Compensation (Chair)
- Audit and Finance

Key Skills & Experience

- Former CEO
- Environment, Sustainability, Public Policy
- Finance, Accounting
- International Operations
- Manufacturing
- Marketing
- Strategic Planning
- Supply Chain
- Technology

Biography

Retired as executive chairman of The Sherwin-Williams Company, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies, in December 2016. Mr. Connor joined The Sherwin-Williams Company in 1983 and served as its chairman and chief executive officer from 2000 to December 2015. Mr. Connor serves on the board of directors of the Rock & Roll Hall of Fame in Cleveland, Ohio, and the boards of directors of Eaton Corporation PLC and Yum! Brands, Inc.

Board Qualifications

Having served as CEO and executive chairman of The Sherwin-Williams Company, Mr. Connor brings significant senior management experience and strong financial expertise to the Board. He understands the various issues facing a large, global manufacturing company, including operational, financial and strategic issues. His technical background and long tenure with The Sherwin-Williams Company bring industrial expertise, which further strengthens our Board.

Ahmet C. Dorduncu



Independent

Age: **67**
Director since: **2011**

Committees
- Audit and Finance
- Public Policy and Environment

Key Skills & Experience

Current CEO	Finance, Accounting	Marketing
Diversity	International Operations	Strategic Planning
Environment, Sustainability, Public Policy	Manufacturing	Supply Chain
		Technology

Biography

Chief executive officer of Akkök Group, a financial and industrial conglomerate located in Turkey, since January 2013. Mr. Dorduncu served as chief executive officer of Sabanci Holding, another financial and industrial conglomerate located in Turkey, from 2005 to 2010. He also served from 2006 to 2010 as chairman of the board of Olmuksa, then an industrial packaging business joint venture between Sabanci Holding and International Paper. Sabanci Holding is the parent company of the Sabanci Group, a leading Turkish financial and industrial company.

Board Qualifications

As CEO of Akkök Group and retired chairman and CEO of Sabanci Holding, two leading financial and industrial conglomerates, Mr. Dorduncu brings vast experience in international manufacturing operations and specific experience in industrial packaging. His knowledge of regions of key importance to the Company brings even greater perspective to our Board.

Ilene S. Gordon



Independent Presiding Director

Age: **67**
Director since: **2012**

Committees
- Governance (Chair)
- Management Development and Compensation

Key Skills & Experience

Former CEO	Finance, Accounting	Marketing
Diversity	International Operations	Strategic Planning
Environment, Sustainability, Public Policy	Manufacturing	Supply Chain
		Technology

Biography

Retired executive chairman of Ingredion Incorporated (formerly Corn Products International, Inc.), a publicly traded global ingredient solutions company, from January 1, 2018 until July 31, 2018. Ms. Gordon served as chairman, president and chief executive officer of Ingredion from May 2009 through December 2017. Ms. Gordon serves on the board of trustees of The Conference Board. She previously served on the board of trustees of MIT (known as the Corporation) and is an emeritus member of the board of directors of the Economic Club of Chicago. Ms. Gordon served as president and chief executive officer of Rio Tinto's Alcan Packaging, a multinational company engaged in the production of flexible and specialty packaging, from 2007 until 2009, and in various senior executive roles at Alcan Packaging and its affiliate and predecessor companies from 1999 until 2007. Prior to 1999, Ms. Gordon was employed for 17 years with Tenneco Inc., a conglomerate, in a variety of management positions, including vice president and general manager, leading its folding carton business. Ms. Gordon serves on the board of directors of Lockheed Martin Corporation, a publicly traded global security and aerospace company, and International Flavors & Fragrances Inc. (IFF), a publicly traded global flowers, food and fragrance ingredients company.

Board Qualifications

As the former chairman, CEO and president of Ingredion Incorporated, Ms. Gordon brings senior management expertise and leadership capabilities, as well as broad understanding of the operational, financial and strategic issues facing public companies. Her previous experience at Rio Tinto's Alcan Packaging includes manufacturing, supply chain and marketing. She has experience with operations overseas, including South America, Asia Pacific and Europe. Ms. Gordon also brings strong financial expertise to our Board.

Anders Gustafsson



Independent

Age: **60**
Director since: **2019**

Committees
- Audit and Finance
- Public Policy and Environment

Key Skills & Experience

- Current CEO
- Diversity
- Environment, Sustainability, Public Policy
- Finance, Accounting
- International Operations
- Manufacturing
- Marketing
- Strategic Planning
- Supply Chain
- Technology

Biography

Chief executive officer of Zebra Technologies Corporation, a global leader in innovating at the edge of the enterprise, designing and marketing specialty printers, mobile computing, data capture, radio frequency identification products and real-time locating systems, since September 2007. Mr. Gustafsson served as chief executive officer of Spirent Communications plc, a publicly traded telecommunications company, from 2004 to 2007. Prior to Spirent, Mr. Gustafsson was a senior executive vice president, global business operations for Tellabs, Inc. Mr. Gustafsson serves as a trustee of the Shedd Aquarium. Mr. Gustafsson also serves on the board of directors of Zebra Technologies. He previously served on the board of directors of Dycom Industries, a leading provider of specialty contracting services throughout the U.S. and Canada.

Board Qualifications

As CEO of Zebra Technologies Corporation, former CEO of Spirent Communications plc and a former senior executive at several different communications networking companies, Mr. Gustafsson brings significant international business experience and strong financial expertise to the Board. He will provide a unique and valuable technology perspective, and his current and prior service on other public company boards further broadens his range of knowledge and allows him to draw on various perspectives and viewpoints.

Jacqueline C. Hinman



Independent

Age: **59**
Director since: **2017**

Committees
- Audit and Finance
- Management Development and Compensation

Key Skills & Experience

- Former CEO
- Diversity
- Environment, Sustainability, Public Policy
- Finance, Accounting
- International Operations
- Manufacturing
- Marketing
- Strategic Planning
- Supply Chain
- Technology

Biography

Served as chairman, president and chief executive officer of CH2M HILL Companies, Ltd., a Fortune 500 engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions for clients and communities around the world, until December 2017, when the firm was acquired by Jacobs Engineering. Prior to becoming chairman in September 2014 and president and chief executive officer in January 2014, Ms. Hinman served as president of CH2M's International Division from 2011 until 2014, and she served on CH2M's board of directors from 2008 through 2017. She recently served on the Executive Committee of the Business Roundtable, chairing its Infrastructure Committee, and was a member of the Business Council. Ms. Hinman also serves on the board of directors of Dow Chemical Company, a multinational chemical corporation, and AECOM, a premier infrastructure firm. Ms. Hinman previously served on the board of directors of Catalyst, a leading nonprofit organization accelerating progress for women through workplace inclusion.

Board Qualifications

Having served as chairman, president, and chief executive officer of CH2M HILL Companies, Ms. Hinman brings senior management and leadership capabilities to the Board, as well as particular understanding of global manufacturing companies. Because of her experience in a global engineering consulting business, she has unique knowledge of environmental and sustainability issues globally. Ms. Hinman, in her previous roles at CH2M HILL, also brings international operations and strategic planning expertise to our Board.

Clinton A. Lewis, Jr.



Independent

Age: **54**
Director since: **2017**

Committees
- Governance
- Management Development and Compensation

Key Skills & Experience

Diversity

Environment, Sustainability, Public Policy

Finance, Accounting

International Operations

Manufacturing

Marketing

Strategic Planning

Supply Chain

Technology

Biography

Former executive vice president and president of international operations, commercial development, global genetics and PHARMAQ at Zoetis Inc., a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. Prior to that role, Mr. Lewis served as president of U.S. operations at Zoetis from February 2013 to May 2015 and at Pfizer Animal Health from 2007 to February 2013. He joined Pfizer in 1988, and held positions of increasing responsibility across various commercial operations dedicated to human health prior to joining the animal health organization. He formerly served as chairman of the board for the Animal Health Institute (AHI), an industry trade association in the U.S., and as treasurer for the International Federation for Animal Health (IFAH), the industry trade association in Europe. Mr. Lewis serves on the board of directors of Covis Pharma, a human health specialty pharmaceutical company.

Board Qualifications

As the former executive vice president and president of international operations, commercial development, global genetics and PHARMAQ at Zoetis, Inc., Mr. Lewis brings critical business insight to a large, diversified company with global operations. He brings experience in international operations for a U.S. multinational company manufacturing globally. Mr. Lewis's knowledge and strategic planning expertise, as well as knowledge of regions of key importance to the Company, bring even greater perspective to our Board.

DG Macpherson



Independent

Age: **53**
Director since: **2021**

Committees
- Governance
- Public Policy and Environment

Key Skills & Experience

Current CEO

Environment, Sustainability, Public Policy

Finance, Accounting

International Operations

Manufacturing

Marketing

Strategic Planning

Supply Chain

Technology

Biography

Chairman of the board and chief executive officer of W.W. Grainger, Inc., North America's leading broad line supplier of maintenance, repair and operating products, with operations primarily in North America, Japan and Europe. Mr. Macpherson assumed the position of chairman in October 2017 and the position of chief executive officer in October 2016, at which time he became a member of Grainger's board of directors. He served as chief operating officer for Grainger from August 2015 through September 2016. He has served Grainger in many capacities over his many years with the company, including developing company strategy, overseeing the launch of Grainger's U.S. endless assortment business, Zoro Tools, Inc., building the company's supply chain capabilities globally and realigning the U.S. business to create greater value for customers of all sizes. He joined Grainger in 2008 after working closely with Grainger for six years as a partner and managing director at The Boston Consulting Group, a global management consulting firm, where he was a member of the Industrial Goods Leadership Team.

Board Qualifications

As the Chairman and CEO of Grainger, a large, publicly traded company, and with his previous experience as a strategy consultant, Mr. Macpherson brings extensive experience in strategic planning, development and execution and strong financial expertise to the Board. The Company will greatly benefit from his broad supply chain, manufacturing and operational experience gained over a long and impressive tenure at Grainger.

Kathryn D. Sullivan



Independent

Age: **69**
Director since: **2017**

Committees
- Public Policy and Environment (Chair)
- Governance

Key Skills & Experience

- Diversity
- Environment, Sustainability, Public Policy
- Finance, Accounting
- International Operations
- Marketing
- Strategic Planning
- Technology

Biography

Ambassador-at-Large at the Smithsonian National Air and Space Museum, where she served as The Charles A. Lindbergh Fellow of Aerospace History from March 2017 through August 2017. Dr. Sullivan is also a Senior Fellow at the Potomac Institute for Policy Studies. Dr. Sullivan served in several roles in the U.S. Department of Commerce and the National Oceanic and Atmospheric Administration (NOAA) between May 2011 and January 2017, including as Under Secretary of Commerce for Oceans & Atmosphere and NOAA Administrator from March 2014 until January 2017. She served as a Director for Ohio State University's Battelle Center for Mathematics and Science Education Policy from 2006 through 2011. Between 1996 and 2005, Dr. Sullivan served as President and CEO of the Center of Science and Industry (COSI). Between 1978 and 1993, Dr. Sullivan was a Mission Specialist for NASA. She is a veteran of three Shuttle missions with over 500 hours in space and she is the first American woman to walk in space. Dr. Sullivan served on the boards of directors of several public companies between 1997 and 2011. She is a member of the National Academy of Engineering, the American Academy of Arts and Sciences and National Academy of Public Administration. She serves on the board of directors of Accenture Federal Services and the advisory board of Terra Alpha Investments, LLC.

Board Qualifications

Dr. Sullivan's service at NOAA brings a valuable perspective on current issues in sustainability, which is a critical issue to the Company. As a former NASA space shuttle astronaut, she also brings a strong technical background, leadership capabilities, and strategic planning experience. Dr. Sullivan's service on other public company boards gives her experience and oversight of natural resource conservation and production as well as a broad range of strategic and tactical business matters. She also brings finance and budgeting experience having served as president and chief executive officer of COSI, as well as her service on a public company's audit and finance committee.

Mark S. Sutton



Chairman & CEO

Age: **59**
Director since: **2014**

Key Skills & Experience

- Current CEO
- Environment, Sustainability, Public Policy
- Finance, Accounting
- International Operations
- Manufacturing
- Marketing
- Strategic Planning
- Supply Chain
- Technology

Biography

Chairman (since January 1, 2015) and Chief Executive Officer (since November 1, 2014). Mr. Sutton previously served as President & Chief Operating Officer from June 1, 2014 to October 31, 2014, Senior Vice President – Industrial Packaging from November 2011 to May 31, 2014, Senior Vice President – Printing and Communications Papers of the Americas from 2010 until 2011, Senior Vice President – Supply Chain from 2008 to 2009, Vice President – Supply Chain from 2007 until 2008, and Vice President – Strategic Planning from 2005 until 2007. Mr. Sutton joined International Paper in 1984. Mr. Sutton serves on the board of directors for The Kroger Company. He is a member of The Business Council, serves on the American Forest & Paper Association board of directors, the Business Roundtable board of directors, and the international advisory board of the Moscow School of Management – Skolkovo. He was appointed chairman of the U.S. Russian Business Council. He also serves on the board of directors of Memphis Tomorrow and the board of governors for New Memphis Institute.

Board Qualifications

Mr. Sutton has been with International Paper his entire 30 plus-year career and served in various senior leadership roles, including President and Chief Operating Officer and Senior Vice President – Industrial Packaging, the Company's largest business. He has also served as the senior leader of Printing and Communications Papers, supply chain, corporate strategic planning, as well as leading packaging operations in Europe, Middle East and Africa. As a result, he brings deep experience and institutional knowledge to the Board and management in his roles as Chairman and CEO.

Anton V. Vincent



Independent

Age: **56**
Director since: **2021**

Committees
- Governance
- Public Policy and Environment

Key Skills & Experience

Former CEO	Finance, Accounting	Marketing
Diversity	International Operations	Strategic Planning
Environment, Sustainability, Public Policy	Manufacturing	Supply Chain
		Technology

Biography

President of Mars Wrigley North America, part of Mars, Incorporated, a global family-owned business with $40 billion in annual sales and a diverse and expanding portfolio of confectionery, food and petcare products and services. Prior to joining Mars Wrigley in May 2019, Mr. Vincent served as chief executive officer at Greencore USA, a leading global manufacturer of convenience foods, from June through December 2018. Prior to Greencore, he spent much of his career with General Mills, holding various leadership roles including President of the Baking Division (from 2010 to 2012), President of the Frozen Frontier Division (2012 to 2014), and President of the U.S. Snacks Division (from 2014 to 2016).

Board Qualifications

As a regional president for a large global company, and with over 20 years of senior management and leadership experience, Mr. Vincent brings a wealth of consumer expertise and a valuable perspective to the Board. The Company will greatly benefit from his deep enterprise and marketing experience and strategic planning expertise.

Ray G. Young



Independent

Age: **59**
Director since: **2014**

Committees
- Audit and Finance (Chair)
- Management Development and Compensation

Key Skills & Experience

Current CFO	International Operations	Supply Chain
Diversity	Manufacturing	Technology
Finance, Accounting	Strategic Planning	

Biography

Executive vice president and chief financial officer of Archer-Daniels-Midland Company ("ADM"). ADM is a publicly traded company and one of the largest agricultural processors and human and animal nutrition companies in the world, and Mr. Young has been its chief financial officer since December 2010. Prior to joining ADM, he was employed on four continents at General Motors Company ("GM"), a publicly traded company and producer of vehicles throughout the world, from 1986 to 2010. At GM and its affiliates, he served in various senior executive roles, including as its president of the Mercosur Region from 2004 to 2007, its chief financial officer from 2008 to 2009 and its vice president, International Operations, based in China, in 2010. He currently serves on the board of the American Cancer Society Illinois Division and also serves as board member of Wilmar International, a Singapore-based publicly traded global agricultural processor and food ingredients company.

Board Qualifications

As executive vice president and chief financial officer of ADM, Mr. Young brings strong financial expertise and strategic acumen to the Board. In addition to his experience at ADM, he also served in various executive roles at General Motors Company for over 20 years, and as a result, has a deep knowledge of global manufacturing operations.

Information About Corporate Governance

Director Qualifications and Experience

Director Qualification Criteria

Our Board has adopted *Director Qualification Criteria and Independence Standards*, which it uses to evaluate incumbent directors being considered for reelection at each annual meeting, as well as to evaluate new director candidates. The Governance Committee of our Board is responsible for evaluating each director candidate, and for recommending qualified director nominees for election to the Board. We seek candidates with ample experience and a proven record of professional success, leadership and the highest level of personal and professional ethics, integrity and values. The Governance Committee also considers whether each candidate demonstrates the following:

- Commitment to the Company's mission and purpose, and loyalty to the interests of the Company and its shareowners;
- Ability to exercise objectivity and independence in making informed business decisions;
- Willingness and commitment to devote the extensive time necessary to fulfill his/her duties;
- Ability to communicate effectively and collaboratively with other Board members to contribute effectively to the diversity of perspectives that enhances Board and Committee deliberations and decision making; and
- Skills, knowledge and expertise relevant to the Company's business.

With respect to our director nominees who are standing for election at this annual meeting for the first time, DG Macpherson and Anton Vincent were each identified to us through a third-party business leadership recruiting firm engaged by the Governance Committee.

Recommendations for Director Candidates

Shareowners may submit recommendations for director candidates to the Governance Committee by writing to the Corporate Secretary in accordance with our By-Laws. The candidates should meet the director qualifications criteria described above. The Governance Committee applies the same criteria in evaluating candidates recommended by shareowners as those from other sources. If a shareowner would like to nominate a director candidate, the shareowner must follow the procedures set forth in our By-Laws, including making such nominations within the applicable time periods set forth in our By-Laws. See "Can I nominate a director in connection with the 2022 Annual Meeting of Shareowners" above and "Proxy Access" below for additional information.

Diversity of Our Directors

Our Board and the Governance Committee have assembled a Board comprised of experienced directors who are currently, or have recently been, leaders of major companies and institutions, are independent thinkers and have a diverse range of expertise and skills that they bring to the boardroom. The Board, through its Governance Committee, seeks to have a group of directors with a mix of backgrounds, experiences and tenure that will enhance the quality of its deliberations and decisions, and provide a blend of institutional knowledge and fresh perspective. The criteria considered by the Board and the Governance Committee include a person's skills, current and previous occupations, other board memberships and professional experiences in the context of the current needs of the Board. The Governance Committee Charter specifically directs the Committee to seek qualified candidates with diverse backgrounds including, but not limited to, such factors as race, gender, and ethnicity. While the Company does not have a formal policy on Board diversity, the Governance Committee actively considers diversity in the recruitment and nomination of directors. In this regard, when the Company engages external third-party search firms to identify potential director candidates, the Governance Committee emphasizes

to such firms the importance of diversity in its consideration of director candidates and requests the inclusion of diverse candidates for consideration. The current composition of our Board reflects those efforts and the importance of diversity to the Board, and of the seven new directors that we have added over the past four years, two of these new directors have been African-American and an additional two directors have been female. The satisfaction of all director qualification and other criteria and objectives is implemented and assessed through ongoing consideration of directors and nominees by the Governance Committee and the Board, as well as through the Board's annual self-evaluation process. Our Board believes that its membership should include individuals with a diverse background in the broadest sense, and is particularly interested in maintaining a mix of skills and experience that includes the following:


Technology
Leadership Role
Senior Management
Supply Chain
Environmental Affairs and Sustainability
Marketing
Public Policy
International Operations
Manufacturing
Public Service
Accounting and Finance
Strategic Planning

*Our Director Qualification Criteria and Independence Standards may be found at www.internationalpaper.com under the "**Company**" tab at the top of the page followed by the "**Leadership**" link and then under the "**Governance Documents**" link.*

Board Composition – Results of Succession Planning & Board Refreshment Efforts

11

director nominees; 10 independent

Highly qualified directors with a diverse mix of qualifications, skills and experience

7

new directors added in past 4 years with key areas of expertise with fresh perspectives

Of the 7 new directors – **2** are women and **2** are African-American (for a total of 27% women, 27% ethnically diverse, and 18% African-American representation on the Board)

4.1 years

average tenure for director nominees

Board Leadership and Corporate Governance Practices

Board Leadership Structure

Our Board believes that the Company and its shareowners are best served by having the flexibility to determine the right leadership structure for the Company at any given point in time, taking into consideration the current business environment and shareholder landscape. We currently combine the role of Chairman and CEO and believe this is the most effective leadership structure for the Company at this time. When Mr. Sutton was appointed as CEO in 2014, the Board evaluated whether continuing to combine the role of Chairman and CEO was in the best interests of the Company and the shareowners. The Board concluded that maintaining the combined position of Chairman and CEO

was appropriate to further strengthen the Company's governance structure by promoting unified leadership and direction for the Company, fostering accountability and allowing for a single, clear focus for management to execute the Company's strategy and business plans.

As a counterbalance, we have an independent Presiding Director, Ilene S. Gordon, whose role and responsibilities provide strong independent leadership in the boardroom. The authority and duties of our independent Presiding Director are set forth in the *Corporate Governance Guidelines* and provided below.

Role of the Presiding Director

The Presiding Director is elected each year by the independent directors for a term of not less than one year. Effective January 1, 2018, the independent directors elected Ilene S. Gordon as Presiding Director, rotating that position. J. Steven Whisler had previously served as Presiding Director. The Presiding Director has authority to call meetings of independent directors. She may consult and directly communicate with certain shareowners if requested. The other duties of the Presiding Director include:

* Determining a schedule and agenda for regular executive sessions in which independent directors meet without management present, and presiding over these sessions;
* Presiding over meetings of the Board in the event the Chairman is not present;
* Serving as liaison between the Chairman and independent directors;
* Approving agendas of the Board and meeting schedules to assure there is ample discussion time;
* Approving information sent to the Board; and
* Organizing the process for evaluating the performance of the Chairman and CEO not less than annually in consultation with the Management Development and Compensation Committee.

The Board considers its own leadership structure as part of the Company's succession planning process. The Board will continue to evaluate this structure going forward in light of factors and considerations prevailing at the time to determine whether a combined CEO and Chairman role is in the best interests of the Company and its shareowners.

Succession Planning and Talent Management

Our Board is actively engaged and involved in succession planning and talent management. Our Board oversees and annually reviews leadership development and assessment initiatives, as well as short- and long-term succession plans for our senior management. In addition, our Board regularly reviews our talent strategy to ensure that it supports our business strategy.

Commitment to Sound Corporate Governance Principles

We believe good corporate governance is critical to achieving business success and serves the best interests of our shareowners. We value the perspectives of our shareowners and other stakeholders, including our employees and the communities in which we operate, and take steps to address their concerns where warranted. We seek to foster employee well-being and performance through a people development process that includes engagement, health and wellness programs, training and business/region-specific people councils. We know that a highly engaged culture leads to better safety and business success. Our annual employee engagement survey allows us to measure important factors that affect engagement — how employees feel about their work environment, the people they work with and the Company's vision.

Our Board has adopted our *Corporate Governance Guidelines* that reflect its commitment to sound governance practices. In addition, each of our Board committees has its own charter to assure that our Board fully discharges its responsibilities to our shareowners. Our Board reviews its *Corporate Governance Guidelines* and committee charters at least annually and makes changes from time to time to reflect developments in the law and the corporate governance area. Our Amended and Restated Certificate of Incorporation permits the size of our Board to range from nine to 18 members. Currently, the size of our Board is 12 members, and it will be reduced to 11 members immediately following the annual meeting. Our Board maintains four standing committees, as well as an Executive Committee, which is comprised of the Presiding Director and the chairs of each of the standing committees.

Shareowner Engagement

We believe that thoughtful shareowner engagement is important, and we have a long history of such engagement. We have an active shareowner engagement program, including through regular calls and meetings (including virtual meetings, during the pandemic), which allows us to better understand our shareowners' priorities, perspectives and concerns, and enables the company to effectively address issues that matter most to our shareowners.

Proxy Access

In 2016, our Board of Directors adopted a proxy access By-Law that permits stockholders owning 3 percent or more of our common stock for at least three years to nominate the greater of two directors or up to 20 percent of the Board, and include these nominees in our proxy materials. The number of shareowners who may aggregate their shares to meet the ownership threshold is limited to 20. Nominations are subject to the eligibility, procedural and disclosure requirements set forth in the By-Laws.



*Our By-Laws are available at www.internationalpaper.com, under the "**Company**" tab at the top of the page followed by the "**Leadership**" link and then under the "**Governance Documents**" link. A paper copy is available at no cost by written request to the Corporate Secretary.*

Our Board believes that a shareowner-focused governance model is the right fit for International Paper. The below table highlights our sound corporate governance practices:

Shareholder Rights	✔ Annual elections and majority voting for directors, with a director resignation policy ✔ Shareholder right to call special meetings ✔ Shareholder right to act by written consent ✔ Shareholder right to proxy access
Board Independence	✔ 10 of 11 director nominees are independent ✔ Robust independent Presiding Director role ✔ Executive sessions without management present at every in-person Board meeting ✔ Focus on Board composition and refreshment, with mandatory retirement policy
Other Governance Practices	✔ Robust engagement with our shareowners ✔ Strong anti-hedging and anti-pledging stock trading provisions ✔ Annual Board, committee and individual director self evaluations ✔ Strong stock ownership and retention requirements ✔ Gender and Ethnically Diverse Board ✔ Robust oversight of environmental, social and governance (ESG) considerations, including through Public Policy and Environment Committee

Our *Corporate Governance Guidelines* and our Board committee charters are available at www.internationalpaper.com under the "**Company**" tab at the top of the page followed by the "**Leadership**" link and then under the "**Governance Documents**" link. A paper copy is available at no cost by written request to the Corporate Secretary at the address on page 14 of this proxy statement.

In each of the areas discussed below, we have embraced sound principles, policies and procedures to ensure that our Board and our management goals are aligned with our shareowners' interests.

Board of Directors' Policies and Practices

Annual Board, Committee and Individual Director Self Assessment

- The Board is committed to a robust and constructive evaluation process and recognizes this process promotes continuous improvement and overall Board effectiveness.
- Our Board conducts an annual self assessment of its own and its committees' performances, in accordance with a procedure established by the Governance Committee.

- Pursuant to that procedure, the General Counsel conducts interviews with each of the directors based on a detailed questionnaire. Topics covered include, among others:

  - Effectiveness of Board and committee leadership structure;
  - Board and committee skills, composition, diversity, and succession planning;
  - Effectiveness of each individual director's performance and contributions to the functioning of the Board;
  - Board culture and dynamics, including the effectiveness of discussion and debate at meetings; and
  - Board and management dynamics, including the quality of management presentations and information provided to the Board.

- Separately, an assessment of individual Board members is conducted by the Governance Committee and the Chairman of the Board prior to their nomination for election by shareowners, in accordance with the *Director Qualification Criteria and Independence Standards* discussed above.

Board, Committee and Annual Meeting Attendance



98%
Average Board Meeting Attendance in 2020

- The Board met nine times during 2020, with an average aggregate attendance rate of 98 percent.
- Each director attended 75 percent or more of the aggregate number of meetings of the Board and committees on which he or she served during 2020.
- As expected by our *Corporate Governance Guidelines*, all those who were directors at the time of the 2020 annual meeting (which was held on a virtual basis) were in attendance virtually at that meeting.

Executive Sessions of Non-Management and Independent Directors

- After each regularly scheduled meeting, non-management and independent directors of our Board meet in executive session, without management present, chaired by the Presiding Director or the respective Committee chair.
- If any non-management directors are not independent, then the Presiding Director will also chair an executive session of independent directors at least once annually.
- In 2020, executive sessions were held at every regularly scheduled Board meeting.
- Independent directors may engage, at the Company's expense, independent legal, financial, accounting and other advisors as they may deem appropriate, without obtaining management's approval.

Orientation and Continuing Education

- Our new directors participate in a director orientation that includes written materials and presentations by Company employees who are subject-matter experts, as well as meetings with senior management, our independent registered public accounting firm and both the Company's and the Management Development and Compensation Committee's compensation consultants.
- New directors visit several of our facilities and meet with employees.
- Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts.
- Directors are also offered the opportunity to attend director education programs provided by third parties.
- From time to time, directors attend meetings of Company officers, and, at each Board meeting, they meet informally and formally with senior leaders of the Company.

Mandatory Retirement Policies

- Our Board has a mandatory retirement policy for non-employee directors, included in our *Corporate Governance Guidelines*, under which a non-employee director is required to retire from our Board effective December 31 of the year in which he or she attains the age of 75. The mandatory retirement age under these guidelines was changed in 2021 from 72 to 75 to conform to the prevailing market practice.
- In addition, we have a mandatory retirement policy for our CEO, under which our CEO is required to retire as CEO effective on the first day after the month in which he or she attains the age of 65.

Resignation Policies

- We have two policies relating to director resignation. The first applies when a director has a substantial change in his or her principal occupation, and the second applies in relation to a director who does not receive a majority of shares voted in favor of his or her election. We describe each policy below.

  - First, if a director's principal occupation changes substantially, he or she is required to tender his or her resignation for consideration by the Governance Committee. The Governance Committee then recommends to the Board whether or not to accept the resignation using the Company's *Director Qualification Criteria and Independence Standards*.
  - Second, our Amended and Restated Certificate of Incorporation provides for majority voting of directors in non-contested elections. Pursuant to our By-Laws, any director nominee in a non-contested election who fails to receive the requisite majority of votes cast "for" his or her election must tender his or her resignation, and the Board, through its Governance Committee (excluding the nominee in question), will determine whether or not to accept the resignation at its next regularly scheduled meeting. In case the resignation is not accepted, the Board will disclose the explanation of its decision via a Form 8-K.

Board Oversight of the Company

Risk Oversight

The Board is responsible for assuring appropriate alignment of its leadership structure and oversight of management with the interests of shareowners and the communities in which the Company operates. The Board exercises oversight of the Company's enterprise risk management (ERM) program, which includes strategic, operational and financial matters, as well as compliance, legal and cyber risks. Pursuant to delegated authority as permitted by the Company's By-Laws, *Corporate Governance Guidelines*, and committee charters, the Board's four standing committees oversee certain risks. The Audit and Finance Committee coordinates the risk oversight role exercised by various committees and management, and it receives updates on the risk management processes twice per year. Our Board and its committees receive regular reports from senior managers on areas of material risk, including operational, financial, strategic, competitive, reputational, legal and regulatory risks, and how those risks are managed. The Company's *Corporate Governance Guidelines* provide the foundation upon which the Board oversees a working system of principled goal-setting and effective decision-making, with the objective of establishing a vital, agile, and ethical corporate entity that provides value to the shareowners who invest in the Company and to the communities in which it operates.

As an example, the Chief Information Security Officer (CISO) provides reports on the analysis of emerging IT risks as well as plans and strategies to mitigate those risks to senior management on a regular basis. These risks are also aggregated into the Company's Enterprise Risk Management program. The CISO presents to the Audit & Finance Committee and to the full Board of Directors, as part of the Board's risk oversight responsibility.

Code of Conduct

Our Board has adopted a *Code of Conduct (the "Code")* that applies to our directors, officers and all employees to ensure we conduct business in a legal and ethical manner. The Code is available at www.internationalpaper.com, under the **"Company"** tab at the top of the page, then under **"Ethics."** A paper copy is available at no cost by written request to the Corporate Secretary.

Our Global Ethics and Compliance office is located at our global headquarters in Memphis, Tennessee. If an employee, customer, vendor or shareowner has a concern about ethics or business practices of the Company or any of its employees or representatives, he or she may contact the Global Ethics and Compliance office in person, via mail, e-mail, facsimile or telephone. The Code describes multiple channels by which employees may report a concern, such as through their managers, a human resources professional, legal counsel or our internal audit department.

Our HelpLine is also available 24 hours a day, seven days a week, to receive calls from anyone wishing to report a concern or complaint, whether anonymous or otherwise.

Our HelpLine contact information can be found at www.internationalpaper.com, under the **"Company"** tab at the top of the page, then under **"Ethics"** and **"HelpLine."**

All HelpLine reports are immediately forwarded to the Global Ethics and Compliance office for further action and for a response to the person reporting, unless he or she has chosen to remain anonymous. A report made through any of our other reporting channels that involves an impropriety relating to our accounting, internal controls or other financial or audit matters is also forwarded immediately to the Global Ethics and Compliance office. That office has responsibility for investigating all such matters, and will report certain of those matters, unfiltered, to the chair of our Audit and Finance Committee in accordance with the procedures established by the Audit and Finance Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Independence of Directors

Director Independence Standards

It is the policy of our Board that a majority of its members be independent from the Company, its management and its independent registered public accounting firm. Based on the Governance Committee's review of our current directors, our Board has determined that each of our non-employee directors is independent as follows: Christopher M. Connor; Ahmet C. Dorduncu; Ilene S. Gordon; Anders Gustafsson; Jacqueline C. Hinman; Clinton A. Lewis, Jr.; DG Macpherson; Kathryn D. Sullivan; Anton V. Vincent; J. Steven Whisler; and Ray G. Young. We have one employee-director, our Chairman, Mark S. Sutton, who is not independent. Each standing committee of the Board is comprised entirely of independent directors.

Further, the Governance Committee has concluded and recommended to our Board, and our Board has determined, that each of our non-employee directors meets the independence requirements for service on our Audit and Finance Committee, the Management Development and Compensation Committee and the Governance Committee.

Director Independence Determination Process and Standards

Annually, our Board determines the independence of directors based on a review conducted by the Governance Committee and the General Counsel. The Governance Committee and the Board evaluate and determine each director's independence under the *NYSE Listed Company Manual's* independence standards and the Company's *Director Qualification Criteria and Independence Standards*, which are consistent with, but more rigorous than, the NYSE standards, as well as independence standards applicable to service on particular committees of the Board, as provided under SEC rules and the *NYSE Listed Company Manual*.

Under SEC rules, the Governance Committee is required to analyze and describe any transactions, relationships or arrangements not specifically disclosed as a related party transaction in this proxy statement that were considered in determining our directors' independence. To facilitate this process, the Governance Committee reviews directors' responses to our annual Directors' and Officers' Questionnaire, which requires disclosure of each director's and his or her immediate family's relationships to the Company, as well as any potential conflicts of interest.

In this context, the Governance Committee considered the relationships described below. Based on its analysis of the relationships and our independence standards, the Governance Committee concluded and recommended to our Board that none of these relationships impaired the independence of any non-employee director, including:

- Non-profit and charitable organization affiliations of our directors. None of our directors serve as an executive officer of any organization to which we make charitable contributions.
- Service by several of our directors as an executive officer at a company with whom we may do business. The Governance Committee determined that the commercial relationships involving routine, arms-length purchases and sales transactions between International Paper and these companies were not material under our independence standards. These standards provide that payments to or payments from the Company to a company for which a director serves as an executive officer, for property or services that are less than the greater of $750,000 or 1.75 percent of such other company's consolidated gross revenue, are not considered a material relationship that would impair the director's independence. We provide additional details about these relationships in the following table.

Transactions Considered in Analysis of Director Independence

Director	Name of Employer	Business Relationship (including affiliated companies)	Dollar Amount of Routine Sales Transactions (approximate)	Amount exceeds greater of $750,000 or 1.75% of other company's gross revenue?
DG Macpherson	W.W. Grainger, Inc.	Routine sales to Grainger	$581,000 in total, representing less than 0.003% of International Paper's gross revenue in 2020	No
		Routine purchases from Grainger	$25.1 million in total, representing less than 0.3% of Grainger's gross revenue in 2020	No
Anton V. Vincent	Mars, Inc.	Routine sales to Mars	$11.7 million in total, representing less than 0.2% of International Paper's gross revenue in 2020	No
Ray G. Young	Archer-Daniels-Midland Company	Routine sales to ADM	$3.8 million in total, representing less than 0.02% of International Paper's gross revenue in 2020	No
		Routine purchases from ADM	$58.6 million in total, representing less than 0.092% of ADM's gross revenue in 2020	No

Board Committees

As described above, in order to fulfill its responsibilities, the Board has delegated certain authority to its committees. The Board has four standing committees as follows (i) Audit and Finance; (ii) Governance; (iii) Management Development and Compensation; and (iv) Public Policy and Environment. The Board also has an Executive Committee, which meets only if Board action is required and a quorum of the full Board cannot be convened on a timely basis.

Each committee has its own charter, and each charter is reviewed annually by each committee to assure ongoing compliance with applicable law and sound governance practices. The Governance Committee assesses the Executive Committee Charter. Committee charters are available at www.internationalpaper.com under the **"Company"** tab at the top of the page followed by the **"Leadership"** link and then under the **"Board Committees"** link. A paper copy is available at no cost by written request to the Corporate Secretary.

Committee Assignments

Independent Board members are assigned to one or more committees. The Governance Committee recommends any changes in assignments to the entire Board. Committee chairs are rotated periodically, usually every three to five years.

Governance Committee

Current Members (contemplated as of May 10, 2021)
Ilene S. Gordon (Chair)
Clinton A. Lewis, Jr.
DG Macpherson
Kathryn D. Sullivan
Anton V. Vincent

All Members are

Independent



5

Meetings
in 2020



100%

Attendance
Rate

Meetings
Meeting agendas are developed by the Governance Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities
The Governance Committee is responsible for assuring the Company abides by sound corporate governance principles, including compliance with the Company's Certificate of Incorporation, By-Laws, and *Corporate Governance Guidelines*, and reviewing conflicts of interest, including related person transactions under our *Related Person Transactions Policy and Procedures*. The committee also serves as the Board's nominating committee, responsible for identifying and recommending individuals qualified to become Board members and for evaluating directors being considered for re-election. The committee is also responsible for assuring that shareowner communications, including shareowner proposals, are addressed appropriately by the Board or Company management. The committee also recommends non-employee director compensation, and assists the Board in its annual self assessment.

Audit and Finance Committee

Current Members (contemplated as of May 10, 2021)

Ray G. Young (Chair)
Christopher M. Connor
Ahmet C. Dorduncu
Anders Gustafsson
Jacqueline C. Hinman

All Members are

Independent



7
Meetings in 2020



100%
Attendance Rate

Meetings

Meeting agendas are developed by the Audit and Finance Committee chair in consultation with committee members and senior management, who regularly attend the meetings. At each meeting, the committee holds executive sessions without members of management, and it also meets privately with representatives from our independent registered public accounting firm, and separately with each of the Chief Financial Officer, General Counsel, Vice President of Internal Audit, and Controller.

Responsibilities

The Audit and Finance Committee assists our Board in monitoring the integrity of our financial statements and financial reporting procedures, reviewing the independent registered public accounting firm's qualifications and independence, overseeing the performance of our internal audit function and independent registered public accounting firm, coordinating our compliance with legal and regulatory requirements relating to the use and development of our financial resources, and monitoring the risk of financial fraud involving management and ensuring that controls are in place to prevent, deter and detect fraud by management. In overseeing the performance of our internal audit function and independent registered public accounting firm, the Audit and Finance Committee discusses the scope, significant risks and plans for the independent audit as well as the annual internal audit workplan. Throughout the year, at the Audit and Finance Committee meetings and in private sessions, the Audit and Finance Committee discusses issues encountered or any changes in planned audit scopes. These meetings may include key members of the audit teams, subject matter experts, and key members of the management team.

The Company's Independent Registered Public Accounting Firm

The Audit and Finance Committee is responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. The committee has evaluated the qualifications, performance and independence of Deloitte & Touche, including discussions regarding Public Company Accounting Oversight Board ("PCAOB") inspection results, peer reviews and any other internal inspection results and trends in their internal system of quality controls, and appointed Deloitte & Touche as the Company's independent external auditor for the fiscal year 2021. Deloitte & Touche has served as International Paper's independent external auditor continuously since 2002. In order to assure continuing auditor independence, the Audit and Finance Committee periodically considers whether there should be a rotation of the independent external audit firm. The members of the Audit and Finance Committee and the Board believe the continued retention of Deloitte & Touche to serve as the Company's independent external auditor is in the best interests of International Paper and its shareowners. In making this determination, the Audit and Finance Committee and Board have taken into account Deloitte & Touche's significant institutional knowledge of our business, operations, accounting policies and financial systems, and internal controls framework, as well as Deloitte's global capabilities, technical expertise, depth of resources, quality, efficiency of services, quality of communications with the Audit and Finance Committee and management, and independence. In addition, in accordance with applicable rules on partner rotation, Deloitte & Touche rotates its lead audit engagement partner not less than every five years. The Audit and Finance Committee is involved in considering the selection of Deloitte & Touche's primary engagement partner when there is a rotation.

Deloitte & Touche's reports on the consolidated financial statements for each of the three fiscal years in the period ended December 31, 2020, which were included in the Company's 2020 Annual Report on Form 10-K, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Representatives of Deloitte & Touche will be present at the 2021 annual meeting to answer questions, and they also will have the opportunity to make a statement if they desire to do so.

Independent Auditor Fees

The Audit and Finance Committee engaged Deloitte & Touche to perform an annual integrated audit of the Company's financial statements, which includes an audit of the Company's internal controls over financial reporting, for the years ended December 31, 2019, and December 31, 2020. The total fees and expenses paid to Deloitte & Touche are as follows:

	2019	2020
	($, in thousands)	($, in thousands)
Audit Fees	16,103	14,780
Audit-Related Fees	1,071	359
Tax Fees	2,492	1,956
All Other Fees	414	253
Total Fees	20,080	17,348

Services Provided by the Independent Auditors

All services rendered by Deloitte & Touche are permissible under applicable laws and regulations, and are pre-approved by the Audit and Finance Committee. For a complete copy of International Paper's "Guidelines of International Paper Company Audit and Finance Committee for Pre-Approval of Independent Auditor Services," please write to the Corporate Secretary, or visit us on our website, www.internationalpaper.com, under the **"Company"** tab, followed by the **"Leadership"** link, and then the **"Governance Documents"** link.

Pursuant to rules adopted by the SEC, the fees paid to Deloitte & Touche for services provided are presented in the table above under the following categories:

1. **Audit Fees** – These are fees for professional services performed by Deloitte & Touche for the audit and review of our annual financial statements, the review of our financial statements included in our quarterly Form 10-Q reports and those services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements for the fiscal year, such as comfort letters, consents and other services related to SEC matters. Audit fees in both years include amounts related to the audit of the effectiveness of internal controls over financial reporting.
2. **Audit-Related Fees** – These are fees for assurance and related services performed by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit and compensation plan audits, accounting consultations on divestitures and acquisitions, attestations by Deloitte & Touche that are not required by statute or regulation, consulting on financial accounting and reporting standards, and consultations on internal controls and quality assurance audit procedures related to new or changed systems or work processes.
3. **Tax Fees** – These are fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes consultations on preparation of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, payment planning, and tax audit assistance. Deloitte & Touche has not provided any services related to tax shelter transactions, nor has Deloitte & Touche provided any services under contingent fee arrangements.
4. **All Other Fees** – These are fees for other permissible work performed by Deloitte & Touche that do not meet the above category descriptions. The services relate to various consultations that are permissible under applicable laws and regulations, which are primarily related to engagements to provide advice, observations, and recommendations regarding operations, infrastructure and distribution to be considered by the Company.

Audit and Finance Committee Report

The following is the report of the Audit and Finance Committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2020.

The Audit and Finance Committee assists the Board of Directors in its oversight of the Company's financial reporting process and implementation and maintenance of effective controls to prevent, deter and detect fraud by management. The Audit and Finance Committee's responsibilities are more fully described in its charter, which is accessible on the Company's website at www.internationalpaper.com under the "**Company**" tab at the top of the page and then under the "**Leadership**" link and the "**Board Committees**" section. Paper copies of the Audit and Finance Committee charter may be obtained, without cost, by written request to Ms. Sharon R. Ryan, Corporate Secretary, International Paper Company, 6400 Poplar Avenue, Memphis, TN 38197.

In fulfilling its oversight responsibilities, the Audit and Finance Committee has reviewed and discussed the Company's annual audited and quarterly consolidated financial statements for the 2020 fiscal year with management and Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered public accounting firm, including discussions related to significant accounting policies and critical accounting estimates and their related disclosures. In addition, the Audit and Finance Committee has reviewed, and discussed with management and Deloitte & Touche, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the evaluation by Deloitte & Touche of the Company's internal control over financial reporting. The Audit and Finance Committee has discussed with Deloitte & Touche the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," issued by the Public Company Accounting Oversight Board (United States). The Audit and Finance Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Deloitte & Touche its independence from the Company and its management. The Audit and Finance Committee has also considered whether the provision of non-audit services by Deloitte & Touche is compatible with maintaining the firm's independence.

The Board has determined that the following members of the Audit and Finance Committee are audit committee financial experts as defined in Item 407(d)(5)(ii) of Regulation S-K: Christopher M. Connor, Anders Gustafsson, Jacqueline C. Hinman and Ray G. Young. The Board has determined that each member of the Audit and Finance Committee meets the independence and financial literacy requirements for audit committee members set forth under the listing standards of the NYSE and our independence standards, as well as applicable independence requirements under SEC rules.

Based on the review and discussions referred to above, the Audit and Finance Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

The Audit and Finance Committee has approved and selected, and the Board of Directors has ratified, Deloitte & Touche as the Company's independent registered public accounting firm for 2021.

Audit and Finance Committee

Ray G. Young, Chair

Christopher M. Connor

Ahmet C. Dorduncu

Anders Gustafsson

Jacqueline C. Hinman

Public Policy and Environment Committee

Current Members (contemplated as of May 10, 2021)

Kathryn D. Sullivan (Chair)
Ahmet C. Dorduncu
Anders Gustafsson
DG Macpherson
Anton V. Vincent

All Members are **Independent**



4

Meetings in 2020



100%

Attendance Rate

Meetings

Meeting agendas are developed by the Public Policy and Environment Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities

The Public Policy and Environment Committee has overall responsibility for the review of environmental (including climate change) and sustainability issues and risks potentially impacting the Company, contemporary and emerging public policy issues, and technology issues pertaining to the Company. The committee reviews the Company's health and safety policies, as well as environmental policies, including the Office of Sustainability policies, to ensure continuous improvement and compliance. The committee also reviews the Company's policies and procedures for complying with certain of its legal and regulatory obligations, including our *Code*, and charitable and political contributions.

Executive Committee

Current Members (contemplated as of May 10, 2021)

Mark S. Sutton (Chair)
Christopher M. Connor
Ilene S. Gordon
Kathryn D. Sullivan
Ray G. Young



0

Meetings in 2020



N/A

Attendance Rate

Executive Committee

The Executive Committee may act for our Board, to the extent permitted by law, if Board action is required and a quorum of our full Board cannot be convened on a timely basis in person or telephonically. The Chairman of our Board, the independent Presiding Director, and the chair of each Board committee are members of the Executive Committee.

Management Development and Compensation Committee

Current Members (contemplated as of May 10, 2021)

Christopher M. Connor (Chair)
Ilene S. Gordon
Jacqueline C. Hinman
Clinton A. Lewis, Jr.
Ray G. Young

All Members are
Independent



7

Meetings
in 2020



100%

Attendance
Rate

Meetings

Meeting agendas are developed by the Management Development and Compensation Committee chair in consultation with committee members and senior leaders, who regularly attend the meetings. An executive session without management present is held at each meeting. The committee's independent compensation consultant is Frederic W. Cook & Co., Inc. ("FW Cook"). FW Cook regularly attends the committee's meetings.

Responsibilities

The Management Development and Compensation Committee is responsible for overseeing our overall compensation program and approving the compensation of our senior management (other than the CEO). The committee is responsible for conducting performance evaluations of the Chairman and CEO not less than annually, in accordance with the process organized by the Presiding Director, and recommending compensation of the CEO to the independent directors based on such evaluations and other considerations.

The committee is also responsible for discussing with Company management the required disclosure under Item 407(e)(5) of Regulation S-K, including the Compensation Discussion & Analysis that is prepared as part of this proxy statement, and for recommending that it be included in our proxy statement. The committee is responsible for ensuring we have in place policies and programs for the development of senior leaders and succession planning. The committee acts as the oversight committee with respect to our retirement and benefit plans for senior officers and must approve significant changes to the retirement and benefit plans for our employees. With respect to those plans, the committee may delegate authority for both day-to-day administration and interpretation of the programs, except as it may impact our senior leaders, including the CEO.

Role of Independent Consultant. The Management Development and Compensation Committee engaged FW Cook, commencing in mid-2011, to serve as its independent, external compensation consultant. The committee has sole authority for retaining or terminating FW Cook, as well as approving the terms of engagement, including fees. FW Cook works exclusively for the committee and provides no services to the Company, other than services provided in the firm's capacity as the committee's consultant. FW Cook is expected to achieve the following objectives:

- Attend meetings of the Management Development and Compensation Committee as requested;
- Acquire adequate knowledge and understanding of our compensation philosophy and incentive programs;
- Provide advice on the direction and design of our executive compensation programs;
- Provide insight into the general direction of executive compensation within Fortune 500 companies; and
- Facilitate open communication between our management and the Management Development and Compensation Committee, assuring both parties are aware and knowledgeable of ongoing issues.

Assessment and Management of Compensation-Related Risk. The Management Development and Compensation Committee is committed to completing an annual risk assessment to evaluate the Company's compensation plans and practices. In 2020, at the committee's request, FW Cook conducted a risk assessment with the objective of identifying any compensation plans and practices that may encourage employees to take unnecessary or excessive risks that could threaten the Company. No such plans or practices were identified. The results of this 2020 evaluation indicated, and the committee thus concluded, that there are no significant compensation-related risk areas at the Company and that our compensation plans and practices do not encourage unnecessary or excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on the Company. Also, based on this evaluation, the committee concluded that the Company's executive compensation program appropriately aligns compensation with long-term shareowner value creation and avoids short-term rewards for decisions that could pose long-term risks to the Company. These conclusions were based on the following factors:

- Our compensation mix is appropriately balanced and incentive compensation is not overly weighted toward short-term performance at the expense of long-term value creation;
- Our short-term incentive compensation award pool is appropriately capped, thereby limiting payout potential;
- Our long-term incentive compensation is also capped and is based entirely on performance shares, which are less leveraged than stock options and, unlike time-based restricted stock awards, reward both Company performance and stock price;
- Our performance is measured against absolute and relative metrics to ensure quality and sustainability of Company performance;
- We have adopted several programs that serve to mitigate potential risk, including officer stock ownership requirements, clawback policies in our incentive compensation programs, and non-compete and non-solicitation agreements to deter behavior that could be harmful to the Company either during or after employment; and
- The committee maintains strict controls over the Company's equity granting practices, and our incentive compensation plan prohibits option re-pricing without shareowner approval.

Compensation Committee Interlocks and Insider Participation

The members of the Management Development and Compensation Committee during 2020 were Mr. Christopher M. Connor, Chair, Ms. Ilene S. Gordon, Jacqueline C. Hinman, J. Steven Whisler and Mr. Ray G. Young. No member of the Management Development and Compensation Committee was, during the fiscal year, an officer or employee of the Company or was formerly an officer of the Company. Please refer to the discussion below related to "Transactions with Related Persons," for additional information requiring disclosure by us under Item 404 of Regulation S-K under the Exchange Act for members of the Company's Management Development and Compensation Committee.

In addition, no executive officer of the Company served as a member of the compensation committee (or its equivalent) of another entity, or as a director of another entity, one of whose executive officers served on our Management Development and Compensation Committee. No executive officer of the Company served as a member of the compensation committee (or its equivalent) of another entity, one of whose executive officers served as one of our directors.

Transactions with Related Persons

Transactions Covered. Our Board has adopted a written policy and procedures for review and approval or ratification of transactions involving the Company and "related persons" (directors, director nominees and executive officers and their immediate family members or shareowners owning 5 percent or greater of our outstanding common stock and their immediate family members). The policy covers any related person transaction in which (i) the amount involved exceeded $120,000, and (ii) a related person had or will have a direct or indirect material interest. The policy also provides that any transaction in which the Company participates with another company that employs a related person, or is controlled by a related person, or in which a related person has an ownership interest or financial interest material to such related person, shall be considered a related person transaction for purposes of the policy. The policy also sets forth certain clarifications and exceptions with respect to the applicability of the policy to certain types of transactions.

Related Person Transaction Review Procedures. In accordance with the procedures set forth below, related person transactions are approved in advance by the Governance Committee whenever possible, or must be ratified by the Governance Committee as promptly as possible thereafter. We disclose in our proxy statement any transactions that are required to be disclosed in accordance with Item 404(a) of Regulation S-K.

Prior to entering into a related person transaction (as defined in our policy), a related person must provide the details of the transaction to the General Counsel, including the relationship of the person to the Company, the dollar amount involved, and whether the related person or his or her family member has or will have a direct or indirect interest in the transaction. The General Counsel evaluates the transaction to determine if the Company or the related person has a direct or indirect material interest in the transaction. If so, then the General Counsel notifies the CEO and submits the facts of the transaction to the Governance Committee for its review. The Governance Committee may approve a transaction only if these review procedures have been followed, and the Governance Committee determines that the transaction is not detrimental to the Company and does not violate the Company's *Conflict of Interest Policy.*



Our Related Person Transaction procedures are available at www.internationalpaper.com under the "Company" tab at the top of the page followed by the "Leadership" link and then under the "Governance Documents" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Related Person Transactions. Since January 1, 2020, the Company has not been a participant in any transaction, and is not a participant in any currently proposed transaction, in which any related person had or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K.

Director Compensation

Compensation Philosophy

Our compensation program for non-employee directors is guided by the following principles. We believe our director compensation program should:

- Provide total compensation comprising both cash and equity elements that targets the median level of compensation paid by our Compensation Comparator Group ("CCG") listed in the Compensation Discussion & Analysis section of this proxy statement;
- Align the interests of our directors with the interests of our shareowners;
- Attract and retain top director talent; and
- Be flexible to meet the needs of a diverse group of directors.

Each element of director compensation discussed below is recommended by the Governance Committee and approved by our Board. Mr. Sutton does not receive compensation for his service as a director.

Stock Ownership Requirements

Our director stock ownership policy requires our directors to hold equity of the Company valued at two times the total annual Board retainer, which, through April 30, 2021, is equivalent to 4.9 times the annual cash retainer (and requires ownership of Company stock equivalent to $550,000). We believe this helps align the interests of our directors with the interests of our shareowners. New directors have four years from the date of their election to meet the ownership requirement. As of December 31, 2020, all directors who were required to meet the ownership levels held the requisite amount of equity.

Elements of Our Director Compensation Program

For the May 2020 to April 2021 service year, compensation for our non-employee directors consists of:

- An annual retainer fee that is a mix of cash and equity;
- Committee chair fees, a Presiding Director fee, and an Audit and Finance Committee member fee, as applicable; and
- Life insurance, business travel accident insurance, and liability insurance.

On at least a biennial basis, we evaluate the reasonableness and appropriateness of the total compensation paid to our directors in comparison to peer companies who comprise our CCG. We target our director compensation at the median of our CCG.

Annual Compensation

The annual retainer fees for the May 2020 to April 2021 service year are shown in the table below. A director's annual compensation paid as board fees is $275,000, of which $112,000 (41 percent) is payable in cash in monthly installments and $163,000 (59 percent) is payable in equity. A director may elect to convert all or 50 percent of his or her cash retainer fee (plus any committee fees and Presiding Director fees, as discussed below) into shares of restricted stock. In order to encourage director stock ownership, a director who makes this election receives a 20 percent premium of this converted cash award in additional shares of restricted stock. Eight of the 10 non-employee directors who served during 2020 elected to receive stock in lieu of all or 50 percent of the cash award and received the applicable premium. Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then the shares are freely transferable, subject to our director stock ownership requirement and securities regulations.

Directors may also elect to defer receipt of their equity retainer fee. Directors who make this election receive restricted stock units ("RSUs") in lieu of restricted stock. In the event this election is made, these RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability. Four of the 10 non-employee directors who served during 2020 elected to defer payment of all or a portion of their equity compensation until retirement, death or disability. Elections with regard to form of payment and deferrals are made in December preceding each service year.

We use the closing market price of the Company's common stock on the day preceding our annual meeting in May to award the equivalent number of shares for the $163,000 equity retainer and restricted stock elected by our directors in lieu of their cash retainer fee. RSUs are settled in cash based on the closing price of the Company's common stock as of December 31 of the year of the director's retirement.

Directors earn dividends on their shares of stock and RSUs, which they may elect to receive either as cash or in the form of additional shares of restricted stock or RSUs. Dividends are paid to the director at the time the underlying award is vested or settled.

In addition, as referenced above, each committee chair receives a fee for his or her service in such role. For 2020, Messrs. Connor and Young and Mses. Gordon and Sullivan each received a committee chair fee. Members of our Audit and Finance Committee also receive an additional fee for their services on this committee. For 2020, Messrs. Connor, Dorduncu, Gustafsson and Young and Ms. Hinman each received an Audit and Finance Committee member fee. As Presiding Director, Ms. Gordon also received a Presiding Director fee for 2020.

There were no changes made to the fees payable to our non-employee directors for the May 2020 to April 2021 service year in comparison to the prior service year.

The type of fees payable to our non-employee directors during the May 2020 to April 2021 service year is highlighted in the chart below.

Type of Fee	2020-2021 Fee Amount ($)
Board Fees	
Cash Retainer	112,000
Equity Retainer	163,000
Committee Fees	
Audit and Finance Committee Chair	25,000
Audit and Finance Committee Non-Chair Member	10,000
Management Development and Compensation Committee Chair	20,000
Governance Committee Chair	20,000
Public Policy and Environment Chair	20,000
Presiding Director Fee	27,500

Insurance and Indemnification Contracts

We provide life insurance in the amount of $10,500 to each of our non-employee directors, and travel accident insurance in the amount of $500,000 that covers a director if he or she dies or suffers certain injuries while traveling on Company business.

We provide liability insurance for our directors, officers and certain other employees at an annual cost of approximately $4 million. The primary underwriters of coverage, which was renewed in 2020 and extends to July 1, 2021, are XL Specialty Insurance Company and ACE American Insurance Company.

Our By-Laws provide for standard indemnification of our directors and officers in accordance with New York law. We also have contractual arrangements with our directors that indemnify them in certain circumstances for costs and liabilities incurred in actions brought against them while acting as our directors.

Our Analysis

We believe our director compensation program appropriately compensates our directors for their time and commitment to the Company and is consistent with our compensation philosophy as shown in the following table.

Our Director Pay Principles	Our 2020 Director Pay Policies and Practices
✔ Target compensation at median of CCG	• Maintained mix of cash and equity in line with cross-section of similar companies (CCG), which total compensation was at the median level of companies included in our CCG
✔ Align the interests of our directors with the interests of our shareowners	• Paid 59 percent of regular board fees in the form of equity to ensure that directors, like shareowners, have a personal stake in the Company's financial performance
✔ Attract and retain top director talent	• Compensated directors competitively, based on a cross-section of similar companies (CCG)
✔ Maintain flexibility to meet the needs of a diverse group of directors	• Continued to allow directors to elect to take equity in place of cash and to elect to defer their fees until retirement

Non-Employee Director Compensation Table

The following table provides information on 2020 compensation for non-employee directors. This table shows fiscal year 2020 compensation based on the SEC's compensation disclosure requirements, though we pay our directors on a May to April service year. The amounts in the table below show differences among directors because (i) each director makes an individual election to receive his or her fees in cash and/or equity; (ii) certain directors receive committee chair fees, a Presiding Director fee, and/or Audit and Finance Committee member fees; and (iii) directors may join our Board on different dates, so their compensation is prorated for the year.

Name of Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
William J. Burns (Retired 02/28/21)	74,667	162,991	237,658
Christopher M. Connor	—	327,390	327,390
Ahmet C. Dorduncu	123,575	162,991	286,566
Ilene S. Gordon	—	344,908	344,908
Anders Gustafsson	—	307,398	307,398
Jacqueline C. Hinman	20,333	307,398	327,731
Clinton A. Lewis, Jr.	—	297,402	297,402
Kathryn D. Sullivan	66,000	240,175	306,175
J. Steven Whisler	—	297,402	297,402
Ray G. Young	—	322,409	322,409

[1] As described above, certain directors elected to receive shares of restricted stock in lieu of cash and therefore had no cash compensation during 2020.

[2] The value of stock awards shown in the "Stock Awards" column is based on grant date fair value calculated under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of the equity awards shown in the "Stock Awards" column is based on the closing price of the Company's common stock on the last business day immediately preceding the date of grant, which was May 8, 2020. A discussion of the assumptions used in calculating these values for the 2020 fiscal year may be found in Note 21 to our audited financial statements beginning on page 85 of our 2020 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on February 19, 2021. Directors who elect to defer their equity retainer fee receive RSUs rather than restricted stock. Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then the shares are freely transferable, subject to our director stock ownership requirement and securities regulations. RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability.

The following table shows the aggregate number of unvested shares of restricted stock and RSUs outstanding as of December 31, 2020, for each non-employee director who served as of that date.

Name of Director	Aggregate Number of Shares Outstanding That Have Not Vested and RSUs (#)
William J. Burns (Retired 02/28/21)	41,136
Christopher M. Connor	28,273
Ahmet C. Dorduncu	4,745
Ilene S. Gordon	10,041
Anders Gustafsson	8,949
Jacqueline C. Hinman	8,949
Clinton A. Lewis, Jr.	25,772
Kathryn D. Sullivan	6,992
J. Steven Whisler	145,919
Ray G. Young	50,662
Total	331,438

Compensation Discussion & Analysis ("CD&A")

Introduction

This CD&A describes our compensation program that applies to all of our executive officers, including our CEO and Senior Vice Presidents, whom we refer to as our Senior Leadership Team ("SLT"). It is designed to provide shareowners with an understanding of our compensation philosophy, core design principles and decision-making process. This narrative further explains how our Management Development and Compensation Committee ("MDCC") oversees and designs the program and reviews the 2020 compensation of our Named Executive Officers ("NEOs") as shown below:

Mark S. Sutton	CEO & Chairman of the Board (Principal Executive Officer)
Timothy S. Nicholls	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Jean-Michel Ribiéras	Senior Vice President – Global Papers (and CEO-Elect of SpinCo)
Sharon R. Ryan	Senior Vice President – General Counsel and Corporate Secretary
Gregory T. Wanta	Senior Vice President – North American Container

On December 3, 2020, the Company announced a plan to pursue a spin-off of our Global Papers business into a standalone, publicly traded company (SpinCo). In January 2021, Jean-Michel Ribiéras was named Senior Vice President – Global Papers and Chief Executive Officer-Elect of SpinCo. Mr. Ribiéras previously served as Senior Vice President – Industrial Packaging the Americas from June 2018 until January 2021.

Overview of Our CD&A

Our MDCC wants to provide additional context for your consideration, as explained below, when reviewing our incentive plan payouts as shown in the Summary Compensation Table ("SCT").

Impact of COVID-19 Pandemic on Incentive Plan Performance

Rigorous Targets for 2020 Management Incentive Plan ("MIP") Were Set Pre-Pandemic

- When we set the budget in December 2019 (from which our 2020 MIP targets were derived), well prior to the COVID-19 pandemic, we faced several known significant headwinds that necessitated lower targets:
  - ▶ Carryover of previous price declines for our products that would linger throughout 2020 – we knew the full-year impact to Adjusted EBITDA of these price declines would amount to approximately $800 million.
  - ▶ Planned execution of eight total mill outages in 2020, compared with two in 2019, which we knew would drive year-over-year maintenance expense up by approximately $70 million.
  - ▶ Ongoing conversion of a paper machine to containerboard at our Riverdale Mill, which we knew would negatively impact our Adjusted EBITDA by approximately $70 million.
- These factors led the MDCC to approve the 2020 targets as disclosed, believing they were ambitious and would represent a successful year given the circumstances known at the time.
- Even though our 2020 MIP targets for Adjusted EBITDA and Revenue were lower than what we actually achieved in 2019, such targets were established to be challenging and ensure a similar level of difficulty in achieving these targets in comparison to the prior year, even before the onset of the global pandemic was known.

Navigating Disruption of COVID-19 Pandemic in 2020

- The COVID-19 pandemic and resulting market disruptions created relentless challenges to our 2020 financial performance – most notably, the pandemic resulted in an unprecedented decline in demand for our Papers segment products.
- Despite the unexpected and unprecedented events of 2020, we successfully navigated these challenges, supported our employees, customers and communities and performed well in 2020 through strong commercial and operational performance, strong cash generation and cost management, and consistent execution on our COVID-19 health and safety protocols.
  - ▶ **Supporting employees** – We acted swiftly by implementing new COVID-19-specific procedures to ensure a safe and healthy work environment for our employees. Our performance reaffirms the dedication of our 48,000 employees world-wide. We recognized our team financially for their tenacity, commitment and resilience, with a one-time "pandemic" bonus totaling $25 million in the fourth quarter.
  - ▶ **Serving customers** – By collaborating across our commercial, supply chain and manufacturing teams to adapt to our customers' rapidly changing needs, we continued to focus on providing a stable, reliable supply for our customers while maintaining flexibility in a dynamic demand environment.
  - ▶ **Assisting communities** – We donated two million corrugated boxes to agencies that deliver essential food and supplies. We also donated personal protective equipment and other resources to communities across the globe to support critical needs of individuals and organizations in the fight against the pandemic.
  - ▶ **Cost mitigation** – We worked rapidly to cut costs across the organization to preserve margins and cash flow.
  - ▶ **Preserving liquidity** – We quickly took other actions to strengthen our already solid liquidity position by postponing or reducing capital spending projects, entering into a new $750 million credit agreement in March 2020, extending debt maturities and executing on the monetization of our Brazilian Corrugated Packaging Business.

Pandemic Impact on 2020 MIP Performance Results

- Although the Company's performance was challenged by the COVID-19 pandemic, the actions above and our intense focus on commercial and operational excellence resulted in Company performance that slightly exceeded the target performance goals set in December 2019.
  - ► The early actions to lower capital spending resulted in our Cash Conversion metric maxing out against our target.
  - ► Our cost management efforts (decreased outage spending and lower overhead costs) further helped offset the impact of the market disruptions and enabled the Company to meet the Adjusted EBITDA target of $3.1 billion.
- These actions enabled us to pay the global "pandemic bonus" to all employees, except our SLT, in December and pay out MIP slightly above target without making any changes or adjustments, in a year when many companies had to make adjustments simply to pay out threshold bonuses.

Our incentive plan performance is further discussed on pages 62-64.

Compensation Committee Report

On behalf of the Board of Directors, the Management Development and Compensation Committee of the Board of Directors, referred to as the MDCC, oversees the Company's compensation programs. In fulfilling its oversight responsibilities, the MDCC has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's management.

Based on the review and discussions referred to above, the MDCC recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and its proxy statement on Schedule 14A filed in connection with the Company's 2021 Annual Meeting of Shareowners.

Management Development and Compensation Committee

Christopher M. Connor, Chair   **Ilene S. Gordon**   **Jacqueline C. Hinman**

J. Steven Whisler   **Ray G. Young**

(1) Executive Summary

2020 Financial Highlights

International Paper delivered solid earnings and outstanding cash generation despite unexpected and unprecedented challenges relating to the COVID-19 pandemic.

We achieved Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization **("EBITDA") of $3.1 billion**.[A]



$3.1B

We generated **$3.6 billion** of **net cash provided by operations** (GAAP) and **$2.3 billion** of **free cash flow.**[B]



$3.6B



$820M

We maintained our dividend at $2.05 per share and **returned $820 million of cash** to shareholders.



$1.7B

We continued to **strengthen our balance sheet**, reducing debt by **$1.7 billion.**

A.   Adjusted EBITDA is a non-GAAP financial measure that is used as a performance metric in our short-term incentive compensation plan, the Management Incentive Plan (or MIP), as noted below. See below in this proxy statement for information regarding how Adjusted EBITDA is calculated. In addition, see Appendix A for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure.

B.   Free cash flow is a non-GAAP financial measure. See Appendix A for information regarding how free cash flow is calculated and a reconciliation of free cash flow to the most directly comparable GAAP measure, as well as for information regarding why we believe that free cash flow presents useful information to investors.

2020 Executive Compensation Highlights

The following section briefly highlights the MDCC's key compensation decisions for 2020 as well as our performance achievement attained in our incentive compensation plans. These decisions were made with the support of the MDCC's independent consultant, Frederic W. Cook & Co. (FW Cook) (see section titled "Role of Compensation Consultant"), and this information is discussed in greater detail elsewhere in this CD&A.

Key Highlights for 2020

- We are committed to being leaders in environmental, social and governance (ESG) performance, and **our ESG performance impacts our executive compensation** as a:
  a) factor in measuring individual performance for modifying STI payouts, and
  b) driver of long-term shareowner value which is measured by TSR performance in our LTI plan.
- We continue to have exceptionally **strong pay-for-performance correlation** (see Section 2).
- No changes to LTI or STI targets with respect to 2020 performance as the result of the pandemic
- No increases were made to base salaries for any of our NEOs in 2020 (see Section 4).
- No increase was made to our CEO's target direct compensation (base salary, STI or LTI) in 2020.
- We have **robust compensation governance policies**, practices and processes (see Section 6).
- Our **LTI Plan is comprised 100% of performance units and is based <u>solely</u> on Company Performance** achievement for ALL participants—*no individual performance modifiers are applied (see page 63)*.

2020 Incentive Plan Design Overview with Metrics and Weightings

2020 Short-Term Incentive Plan

**MANAGEMENT INCENTIVE PLAN (MIP)
COMPONENT WEIGHTINGS**

**MANAGEMENT INCENTIVE PLAN
PAYOUT SCALE**



15%
Revenue*

15%
Cash
Conversion*

OVERALL
COMPANY
PERFORMANCE

70%
Adjusted
EBITDA*

0%-200%
Individual Performance Modifier

ALL METRICS:

Below Threshold (0% Payout)
Threshold (50% Payout)
Target (100% Payout)
Maximum (200% Payout)

2020-2022 Long-Term Incentive Plan

**PERFORMANCE SHARE PLAN (PSP)
COMPONENT WEIGHTINGS**

**PERFORMANCE SHARE PLAN
PAYOUT SCALE**



50%
Absolute ROIC*

OVERALL
COMPANY
PERFORMANCE

50%
Relative TSR*

ROIC (50%)

Below Threshold (0% Payout)
Threshold (50% Payout)
Target (100% Payout)
Maximum (200% Payout)

RELATIVE TSR (50%)

Below 25th percentile (0% Payout)
25th percentile (25% Payout)
50th percentile (100% Payout)
At or above 75th percentile (200% Payout)

*   See page 60 for definition.

2020 Total Target Compensation Mix

CEO


LTI opportunity based **solely** on Company performance
10% Base Salary
16% STI Target
74% LTI Target
90% Pay at Risk

Other NEOs Average


LTI opportunity based **solely** on Company performance
20% Base Salary
18% STI Target
62% LTI Target
80% Pay at Risk

The chart above demonstrates our commitment to placing pay at risk. For 2020, 90% of our CEO's target compensation and, on average, 80% of our other NEOs' target compensation was based on Company performance and was therefore at risk. Importantly, base salary comprises a relatively small portion of our NEOs' compensation and is the only component of their target Total Direct Compensation (defined below and known as "TDC") not tied to Company performance.

2020 Base Salary Changes

Neither our CEO nor any of our other NEOs received an increase in base salary in 2020.

2020 STI Performance Achievement

Performance Metric	Description	Target	Actual	% of Target Award Earned	Metric Weight	Weighted % of Target Award Earned
Adjusted EBITDA*	To achieve Adjusted EBITDA of $3.114B	$ 3.114B	$ 3.103B	99.1%	70%	69.4%
Revenue	To achieve revenue of $21.940B	$21.940B	$20.580B	69.0%	15%	10.3%
Cash Conversion*	To achieve cash conversion of 77.1%	77.1%	91.8%	200.0%	15%	30.0%
Total					**100.0%**	**109.7%**

* Adjusted EBITDA and Cash Conversion are each non-GAAP financial measures. See later in this proxy statement for information regarding how these non-GAAP financial measures are calculated, and Appendix A for a reconciliation of Adjusted EBITDA and components of Cash Conversion to the most directly comparable GAAP measures.

2018-2020 LTI Performance Achievement

Performance Metric	Target	Actual	% of Target Award Earned	Metric Weight	Weighted % of Target Award Earned
3-Year Adjusted ROIC*	9.0%	10.42%	171.0%	50.0%	85.50%
Relative TSR	50th Percentile	27th Percentile	30.77%	50.0%	15.38%
Total				**100%**	**100.88%**

* Adjusted ROIC is a non-GAAP financial measure. See later in this proxy statement for information regarding how Adjusted ROIC is calculated, and Appendix A for a reconciliation of components of Adjusted ROIC to the most directly comparable GAAP measure.

Other NEO Compensation Decisions

Responsiveness to Shareowners – "Say-on-Pay" Consideration



94%

2020 "Say-on-Pay" Support

In May 2020, our shareowners again approved our annual "Say-on-Pay" proposal with support from over 94 percent of votes cast (excluding broker non-votes).

The MDCC interprets this strong level of support, together with the consistently **strong levels of support** we have received in this advisory vote on our NEO compensation **over the last nine years** (during which we have **not received less than 94%** support from voted shares in any year), as continued affirmation of the current design and direction of our executive compensation program. While being mindful of this level of support, the MDCC and management remain firmly committed to continuing to strengthen our pay-for-performance correlation, as well as continuing to be thoughtful about the overall architecture of our executive compensation program.

The MDCC and management will continue to use the annual "Say-on-Pay" vote as a guidepost for shareowner sentiment and will continue to engage with our shareowners and respond to their feedback.

Compensation Governance Practices

✔ **Best Practice Change-in-Control Benefits.** Change-in-control severance benefits are two times target cash compensation for future non-CEO executive officers. (See page 84 for more details.)

✔ **Double Trigger Change in Control Equity Vesting.** Equity incentive awards have a double trigger assuming replacement awards are provided; that is, they will not vest in the event of any such change in control unless also accompanied by a qualifying termination of employment.

✔ **Robust Equity Ownership and Retention Requirements.** All officers are required to own IP shares equal to a multiple of their base salary and to retain 50 percent of equity payouts until the ownership requirement is met.

✔ **Clawback of Incentive Compensation If Restatement.** Cash and equity incentive compensation awards are subject to clawback in specified circumstances.

✔ **Limit on Severance for Executive Officers.** Aggregate severance payments to an executive officer may not exceed two times the sum of the officer's base salary plus target cash bonus in the absence of a change in control or shareowner preapproval.

✔ **Non-Competition and Non-Solicitation Agreements.** We require our leaders to enter into Non-Competition Agreements and Non-Solicitation Agreements, the violation of which may result in clawback or forfeiture of incentive compensation awards.

✔ **Personal Use of Company Aircraft by CEO is Subject to Cap.** While our CEO is authorized to use the Company aircraft for personal travel, he is required to reimburse the Company for the incremental cost of such personal use above $75,000.

✔ **Multiple Performance Metrics.** Short-term incentive compensation and long-term incentive compensation are each based on multiple measures to encourage balanced initiatives.

✔ **Peer Groups**. We use relevant compensation benchmarking and relative TSR peer groups.

✘ **No Employment Agreements for Executive Officers.** Our executive officers are at-will employees with no employment contracts.

✘ **No Guaranteed Annual Salary Increases or Bonuses.** For the named executives, annual salary increases are based on evaluations of individual performance and market competitiveness, while their annual cash incentives are tied to corporate and individual performance.

✘ **No Tax Gross-Ups.** No tax gross-ups are provided.

✘ **No Stock Options; No Repricing or Exchange of Underwater Stock Options by Policy.** We discontinued granting stock options over 10 years ago; all outstanding stock options have expired, and we have never granted stock appreciation rights ("SARs"). Moreover, our equity incentive plan does not permit repricing or exchange of underwater options or SARs without shareowner approval.

✘ **No Plans that Encourage Excessive Risk-Taking.** Based on our annual review, it was determined that the Company's compensation practices are appropriately structured and provide no incentives to employees to engage in unnecessary or excessive risk-taking.

✘ **No Hedging or Pledging of International Paper Securities.** Officers and directors are strictly prohibited from hedging IP securities. Directors, executive officers and other senior executives are strictly prohibited from pledging IP securities as collateral or holding securities in a margin account.

✘ **No Inclusion of Equity Awards in Pension Calculations.** Equity awards are not included as pensionable compensation.

✘ **No Excessive Benefits.** We offer only limited executive benefits as required to remain competitive and to attract and retain highly talented executives.

✘ **No Active Defined Benefit Retirement Programs.** SERP participation frozen at end of 2011, and all pension plan benefits frozen at end of 2018. Only defined contribution retirement benefits are available.

(2) How We Design Our Executive Compensation Program to Pay for Performance

Executive Compensation Philosophy

Our executive compensation program continues to be designed to attract, retain and motivate our SLT to deliver Company performance that builds long-term shareowner value. To achieve our objectives, our program is designed around two guiding principles:

1	**Pay for Performance**	We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.
2	**Pay at Risk**	We believe a significant portion of an executive's compensation should be specifically tied to performance—both Company performance and individual performance.

Pay for Performance – CCG Analysis

The MDCC reviews our CEO's pay in relation to the Company's performance to ensure alignment. We conduct this review against our Compensation Comparator Group ("CCG") because it is one of two reference points against which we target pay and is the primary reference against which we benchmark our program design.

Historical CEO Pay-for-Performance Alignment

The following table demonstrates the close correlation between our CEO's realizable pay and the Company's performance over the past five three-year performance periods as compared to our CCG.

Three-Year Performance Period	Our CEO's Realizable Pay Rank (percentile of CCG)	Our Company's TSR Rank (percentile of CCG)
2017-2019	33rd	29th
2016-2018	60th	45th
2015-2017	35th	35th
2014-2016	40th	50th
2013-2015	20th	20th

Current CEO Pay-for-Performance Alignment

Each point on the graph below represents a CCG CEO's three-year **realizable** compensation (the cash compensation actually paid plus the economic value of equity-based grants) relative to his or her company's three-year performance in TSR over the period 2017-2019.

Compared to our CCG, our CEO's realizable compensation was at the 33rd percentile while the Company delivered TSR at the 29th percentile of our peer group. **The MDCC continues to believe this graph clearly illustrates a strong pay-for-performance correlation, especially when compared year over year** (as shown in the table on the previous page).

CEO Realizable Pay vs. TSR Performance (2017-2019)



Above median shareholder return
Below median realizable pay
Below median shareholder return
Above median realizable pay
TOTAL SHAREHOLDER RETURN RANK (PERCENTILE OF CCG)
75TH
50TH
25TH
25TH
50TH
75TH
REALIZABLE PAY RANK (PERCENTILE OF CCG)

- This graph is based on the 2020 proxy filings of our CCG.
- Total Shareholder Return reflects share price appreciation, adjusted for dividends and stock splits.
- Realizable pay consists of:
  1. actual base salary paid over the three-year period,
  2. actual STI payouts over the three-year period, and
  3. LTI determined as shown below, with equity awards based on December 31, 2019 market value for each company;
     a. in-the-money value of stock options (whether or not vested) granted over the three-year period using the intrinsic method;
     b. service-based restricted stock awards (whether or not vested) granted over the three-year period;
     c. performance share awards:
        i. actual shares earned using actual performance achievement for grant cycles beginning and ending between 2017 and 2019; and
        ii. target shares granted over the three-year period assuming target performance, for performance cycles that have not yet been completed.
     d. performance cash awards:
        i. actual cash paid using actual performance achievement for grant cycles beginning and ending between 2017 and 2019; and
        ii. target cash levels provided over the three-year period assuming target performance, for performance cycles that have not yet been completed.
- The graph reflects CEO compensation for each company regardless of who actually served in the CEO role. This allows us to compare CEO compensation for a full three-year period for each company and focuses on the CEO position rather than specific individuals.

Peer Group Benchmarking

Aligned with the Company's compensation philosophy, the MDCC generally targets each component of TDC at the median level (50th percentile) of our primary reference point. Target compensation positioning for individual SLT members will vary from the market median based on factors such as:

- Position scope and responsibilities, as well as experience within the role;
- Individual performance; and
- Internal comparisons.

The MDCC, in conjunction with its consultants, uses two sources of market data to ensure our pay remains competitive:

- **Primary market reference point** (used for all SLT positions)

  We use **published survey data**, representing the average of two large, broad industry surveys as administered by Willis Towers Watson and Aon, as our primary market reference point to ensure a robust sample size of organizations, thereby reducing year-over-year volatility in pay comparison. This survey data is adjusted to be representative of the revenue scope of each executive.

- **Secondary market reference point** (used for CEO, CFO, and other SLT positions where enough data points are available)

  We utilize **CCG proxy data**, representing 21 companies selected based on a number of screening criteria (described in the chart below), as our secondary market reference point. This data is limited to publicly available data of the top five paid executives at each CCG company.

How Our CCG Is Selected

- Competition for executive talent;
- Comparable annual revenue (approximately one-half to two times), with market capitalization used as a modifier (as appropriate);
- Global geographic presence;
- Complexity of business operations; and
- Available compensation data.

How We Use Our CCG

- As a secondary reference point in establishing base salary ranges, short- and long-term incentive targets, and assessing competitiveness of total direct compensation awarded to our SLT;
- To benchmark equity vehicle and incentive plan metrics;
- To benchmark officer stock ownership guidelines and other executive compensation practices and policies; and
- To evaluate share utilization, overhang levels and annual value-based run rate.

2020 Compensation Comparator Group ("CCG")

Arconic, Inc. (*former Alcoa Inc.*)	Emerson Electric Company	Packaging Corporation of America (PCA)
Ball Corporation	FedEx Corporation	Parker-Hannifin Corporation
Bunge Limited	General Dynamics Corporation	PPG Industries, Inc.
Caterpillar, Inc.	Goodyear Tire & Rubber Company	Raytheon Technologies
Deere & Company	Johnson Controls International plc	Schlumberger Limited
Eastman Chemical Company	Northrop Grumman Corporation	United States Steel Corporation
Eaton Corporation	Nucor Corporation	WestRock Company

International Paper vs. CCG Revenue[1]

IP's Targeted TDC = CCG Median (50th percentile)

[1] Based on the most recently reported four quarters as of September 2019, used in late 2019 to benchmark pay for 2020



52nd
IP: Percentile
$23.2B
11th Largest of 22

25th	50th	75th
Percentile	Percentile	Percentile
$14.5B	$21.7B	$32.9B

In 2020, for use in setting the 2021 pay, we removed three companies: Arconic, Inc., Raytheon Technologies, and United States Steel. The removal of both Arconic and Raytheon was necessitated due to M&A activity and United States Steel was removed as it no longer fell within a reasonable range (0.2x – 5x) of IP's market cap or EBITDA. Additionally, we added one company to the CCG, Crown Holdings, Inc., because it aligns from a business perspective and is considered a direct industry peer.

3 How We Make Compensation Decisions

Role of the Management Development and Compensation Committee

The MDCC is responsible for the Company's executive compensation program design and decision-making process for SLT compensation. The MDCC approves:

- Our compensation benchmarking process, as well as the companies used for comparison (our CCG) to ensure reasonableness and stability;
- Overall effectiveness of our executive compensation program to ensure the design achieves our objectives;
- Performance metrics, goals, and their respective weightings, as well as the companies against which we compare our relative performance;
- Other SLT compensation, based on recommendations from the CEO; and
- An annual evaluation of risk as it pertains to our Company-wide compensation plans and programs.

In addition, in a process established by the Presiding Director, the MDCC during Executive Session:

- Approves the CEO's annual objectives and conducts semi-annual reviews of his performance achievement; and
- Recommends the CEO's base salary, target incentive opportunities (MIP and PSP) and annual incentive award payment to the Board based on its assessment of the CEO's performance achievement.

All elements of CEO pay are approved by the independent directors of the Board.

Role of Management in Compensation Decisions

The CEO makes recommendations concerning the strategic direction of our executive compensation program to the MDCC. Our Senior Vice President, Human Resources, is responsible for making recommendations to the MDCC concerning program design and administration, and our General Counsel provides legal advice to the MDCC concerning disclosure obligations, governance and its oversight responsibilities.

The CEO reviews the performance of SLT members against their annual, individual pre-established performance objectives and discusses his assessment with the MDCC. In consultation with our Senior Vice President, Human Resources, the CEO makes individual recommendations on base salary, incentive plan opportunities, and annual incentive award payment. The MDCC reviews these recommendations, and then, considering input from its compensation consultant, discusses, modifies and approves, as appropriate, each SLT member's compensation. The CEO does not participate in any MDCC or Board deliberations that involve his own compensation matters.

Role of Compensation Consultants

The MDCC continued to engage FW Cook in 2020 to serve as its independent, external compensation consultant. The MDCC relies on FW Cook to advise on its decision-making process and has sole authority for retaining and terminating the relationship, as well as approving the terms of engagement, including fees. FW Cook works exclusively for the MDCC and provides no services to the Company, other than services provided in the firm's capacity as the MDCC's consultant. Accordingly, the MDCC has determined the firm to be independent from the Company. Separately, FW Cook has attested in writing as to its independence from the Company.

The Company retains Exequity and Willis Towers Watson as its primary compensation consultants to advise on program design, provide and analyze benchmarking data, apprise management of evolving practices and trends, and perform other consulting services as needed. From time to time, the Company engages other consultants for special projects as needed.

MDCC's Consultant:
Frederic W. Cook & Co., Inc.

Management's Consultants:
Exequity LLP
Willis Towers Watson PLC

4 Elements of Our Executive Compensation Program

Overview

The primary elements of our executive compensation program are base salary, short-term (annual) incentive compensation under our Management Incentive Plan ("MIP"), long-term incentive compensation under our Performance Share Plan ("PSP"), other ad hoc equity awards and benefits. Total Direct Compensation ("TDC") is the combination of fixed and variable compensation. Other compensation elements, such as our limited executive benefits, are not part of TDC, but the MDCC also reviews these elements.



Elements of Executive Compensation

Base Salary

Base salary is the only fixed element of TDC. The MDCC considers base salary merit increases annually based on individual performance, while taking into account whether market-based adjustments are necessary. Annual merit increases for most salaried employees across the globe, including the NEOs, are effective March 1. The following table shows the annual base salary in effect during 2020 and currently for each NEO.

Name	Annual Base Salary (Jan - Feb)	March 2020 Increase	Annual Base Salary (Mar - Dec)	March 2021 Increase	Current Annual Base Salary
Mr. Sutton (CEO)	$1,450,000	n/a	$1,450,000	n/a	$1,450,000
Mr. Nicholls (CFO)	$750,000	n/a	$750,000	n/a	$750,000
Mr. Ribiéras	$700,000	n/a	$700,000	3.6%	$725,000
Ms. Ryan	$650,000	n/a	$650,000	n/a	$650,000
Mr. Wanta	$525,000	n/a	$525,000	4.8%	$550,000

Variable Compensation: Overview and How We Assess Performance

We do not have guaranteed bonuses. Variable compensation is pay at risk and is tied directly to performance. Company performance is based on the achievement of specific financial goals described below. Individual performance is rewarded upon achievement of specific pre-established objectives or priorities.

Element	IP Incentive Plan / Program	2020 Performance Metrics	Metric Weight	Individual Performance Modifier
Short-Term Incentive Plan	Management Incentive Plan (MIP)	• Adjusted EBITDA	70%	Yes
		• Revenue	15%	
		• Cash Conversion	15%	
Long-Term Incentive Plan	Performance Share Plan (PSP)	• Adjusted ROIC	50%	No
		• Relative TSR	50%	

Other equity awards, including awards of stock and service-based restricted stock/units, may be granted from time to time under limited circumstances to address specific recruitment, retention or other recognition efforts. All SLT compensation, including any such equity awards, must be approved by the MDCC.

No increase was made to our CEO's target direct compensation (base salary or variable compensation) in 2020.

How and Why We Chose Our Performance Metrics

Our incentive compensation plan design is based upon achievement of pre-established performance objectives that we believe will drive improved financial performance of the Company. Each year the MDCC assesses the appropriateness of the performance metrics, and periodically makes adjustments based on the financial objectives most critical to the Company's success.

We explain below why the MDCC chose the performance metrics we used for our 2020 incentive compensation plans.

2020 Short-Term Incentive Plan Metrics

Adjusted EBITDA (see the following page for more definitional details)

Adjusted EBITDA[1] is commonly used as a proxy for a company's operating profitability. We believe that driving earnings growth is currently the best way to drive shareowner value. Within the Company, we set goals for, and periodically track and discuss, Adjusted EBITDA performance at the business level to establish a readily transparent and ongoing line of sight to our performance. Adjusted EBITDA represents a significant driver of cash flow, as it is the single largest component of Cash Flow from Operations. In addition, we utilize Adjusted EBITDA in assessing the Company's consolidated results of operations and operational performance and in comparing the Company's results of operations between periods. As a result, we believe that Adjusted EBITDA is a significant indicator of the on-going operational strength of the Company.

Revenue (see the following page for more definitional details)

Revenue[2] is a complementary measure to Adjusted EBITDA, which helps focus participants on top-line growth. We believe that utilizing Revenue will also help focus participants on commercial and productivity improvement initiatives.

Cash Conversion (see the following page for more definitional details)

Cash Conversion[3] drives capital efficiency and is also a complementary measure to Adjusted EBITDA. Employees can influence this measure by managing inventories, not overspending on low-return projects, and delivering better project management and planning.

2020-2022 Long-Term Incentive Plan Metrics

Adjusted ROIC (see the following page for more definitional details)

Adjusted ROIC[4] measures a company's returns and can be compared to the cost of capital. Earning an Adjusted ROIC that is equal to or greater than our cost of capital is necessary for the Company to create long-term value for our shareowners. We consider Adjusted ROIC to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively and efficiently we use the capital invested in our business.

Relative TSR (see the following page for more definitional details)

TSR[5] reflects share price appreciation and dividends paid. TSR can be used to compare the performance of companies' stocks over time, and we measure our relative TSR position over a three-year period against our TSR Peer Group. This is a key performance measure that aligns our long-term incentive pay with the value we create for our shareowners.

The footnotes below explain the details of our performance metric calculations for purposes of our incentive compensation plans:

[1] Consistent with our external financial reporting to investors, **Adjusted EBITDA**, a non-GAAP financial measure, is defined as Earnings from Continuing Operations Before Income Taxes and Equity Earnings and before the impact of special items and non-operating pension expense plus Net Interest Expense and Depreciation, Amortization and Cost of Timber Harvested. Adjusted EBITDA may be adjusted, in the Committee's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. For additional information regarding Adjusted EBITDA, including a detailed calculation and reconciliation to the most comparable GAAP measure, see Appendix A. In addition, additional detail regarding the special items included in the definition of Adjusted EBITDA is set forth on page 25 of our annual report on Form 10-K for our fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on February 19, 2021.

[2] **Revenue** means "Net Sales" as reported on the Consolidated Statement of Operations in the Company's financial statements included in its periodic filings with the SEC. Revenue may be adjusted, in the Committee's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results.

[3] **"Cash Conversion,"** a non-GAAP financial measure, means Adjusted EBITDA (as defined above) less Non-Strategic Capital Spending plus/minus changes in Operating Working Capital, divided by Adjusted EBITDA. "Non-Strategic Capital Spending" means "Invested in Capital Projects" as reported on the Consolidated Statement of Cash Flows in the Company's financial statements included in its periodic filings with the SEC, less capital spending from projects intended to improve market position or customer service/satisfaction, but including volume increases and performance or quality improvements. "Operating Working Capital" means Trade Accounts and Notes Receivables plus Contract Assets plus Inventories less Trade Accounts Payable as reported on the Consolidated Balance Sheet under GAAP, excluding Corporate Operating Working Capital and other adjustments. Non-Strategic Capital Spending and changes in Operating Working Capital may be adjusted, in the Committee's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. For additional information regarding Cash Conversion, including a further description and reconciliations of its components, see Appendix A.

[4] Consistent with our external financial reporting to investors, **Adjusted ROIC**, a non-GAAP financial measure, is calculated as Adjusted Operating Earnings Before Net Interest Expense (a non-GAAP financial measure as defined as set forth in Appendix A), divided by average invested capital. Invested capital is total equity (adjusted to remove pension-related amounts, including prior service costs and net actuarial gains/losses, that are included in Accumulated Other Comprehensive Income (Loss)) plus interest bearing debt. The Company's Weighted Average Cost of Capital ("WACC") is used as the minimum threshold for Adjusted ROIC performance. Target Adjusted ROIC performance is set at 200 basis points ("bp") above WACC, and maximum Adjusted ROIC performance is set at 400 bp above WACC. The Company's "Weighted Average Cost of Capital" or "WACC" equals Cost of Equity X (Equity/Capital) + Cost of Debt X (Debt/Capital). The Company's WACC is calculated prior to the beginning of each grant year and stays fixed for the three-year PSP performance period. WACC may be adjusted for in the Committee's discretion, any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. For additional information regarding Adjusted ROIC, including a reconciliation of Adjusted Operating Earnings Before Net Interest Expense to the most comparable GAAP measure, see Appendix A.

[5] **TSR** is calculated as the change in the Company's common stock price during the performance period plus the impact of any dividends paid and reinvested in Company stock (including the dividends paid on stock obtained by reinvesting dividends) during the performance period. For all companies in our TSR Peer Group, both the beginning and ending common stock prices used are the average closing price of the 20 trading days immediately preceding the beginning and ending of the performance period. We calculate International Paper's TSR and our peer companies' TSR using the same methodology.

Why We Use Different Peer Groups

In the chart below, we explain why we use different peer groups for compensation benchmarking (as applicable) and for measuring the Company's TSR performance in our incentive plans.

Beginning with the 2018 PSP grant, the peer group was selected using a formulaic process and, accordingly, was expanded. The member companies of the below indices were used to form the TSR Peer Group:

- S&P 500 Materials Index – excluding companies identified as metals and mining, fertilizer and/or agricultural companies and Albemarle Corporation
- S&P 1500 Composite Index – includes paper products and paper packaging companies with a market cap of at least $2.5B, plus Domtar and Graphic Packaging Holding Company
- S&P 500 Index – eight selected comparable companies, plus Crown Holdings, Inc.

The goal was to select closely correlated peers against which to compare our performance. We believe this should minimize market factors outside of IP's control from overly impacting our performance achievement. The share prices of the companies selected are impacted by many of the same macroeconomic and industry factors that impact IP, thereby reducing the influence of external/market factors when measuring relative performance.

Peer Group	Composition	Rationale
CCG	Includes 21 companies from multiple industries *(Companies range in size from approximately 0.5 to 2.0 times IP's revenue, which positions IP near the median; see page 56 for a complete listing of CCG companies)*	These are the companies against which we are likely to compete for executive talent. They are of comparable size and scope of operations to the Company, which is critical for evaluating target TDC amounts.
TSR Peers	Broader cross-section of basic materials companies engaged in global manufacturing and capital-intensive businesses.	These are the companies against which we compete for investment dollars. We include the S&P 1500 paper packaging and paper products companies, as well as Graphic Packaging Holding Corp., and the S&P 500 Materials companies, excluding metals & mining and fertilizers & agricultural chemicals companies.

2020 TSR Peer Group

Air Products and Chemicals, Inc.	**Johnson Controls International plc**
Amcor PLC	Linde PLC
Avery Dennison Corporation	LyondellBasell Industries NV
Ball Corporation	Martin Marietta Materials Inc.
Celanese Corporation	Mohawk Industries Inc.
Crown Holdings, Inc.	**Packaging Corporation of America**
Cummins Inc.	**PPG Industries, Inc.**
Domtar Corporation	Rockwell Automation Inc.
Dow Inc.	Sealed Air Corporation
DuPont de Nemours, Inc.	The Sherwin-Williams Company
Eastman Chemical Company	Sonoco Products Company
Ecolab Inc.	Trane Technologies PLC (formerly Ingersoll-Rand PLC)
Ford Motor Company	Union Pacific Corporation
Graphic Packaging Holding Company	Vulcan Materials Company
International Flavors & Fragrances Inc.	**WestRock Company**
	Weyerhaeuser Company

Bolded companies are also part of our 2020 CCG.

Short-Term Incentive

Management Incentive Plan ("MIP")

Overview

The MIP is our annual, cash-based incentive compensation plan designed to motivate employees to achieve our most critical short-term financial goals. In 2020, the MIP award pool, described below, was distributed among approximately 3,900 employees globally.

2020 Company Performance Metrics and Performance Achievement

The Company used Adjusted EBITDA, Revenue and Cash Conversion in determining 2020 MIP awards.

Our 2020 Targets

When we set the targets in December 2019 (well prior to the COVID-19 pandemic), we faced several known significant headwinds that necessitated lower targets: most notably, the carryover of previous price declines for our products that would linger throughout 2020. We knew the full-year impact to Adjusted EBITDA of these price declines would amount to approximately $800 million. Additionally, we planned to execute eight total mill outages in 2020, compared with two in 2019, which we knew would drive year-over-year maintenance expense up by approximately $70 million. Finally, we knew our Adjusted EBITDA would be negatively impacted by approximately $70 million as a result of the conversion of a paper machine to containerboard at our Riverdale Mill. These factors led the MDCC to approve the targets as stated herein for 2020, believing they were ambitious and would represent a successful year given the circumstances known at the time. Even though our 2020 MIP targets for Adjusted EBITDA and Revenue were lower than what we actually achieved in 2019 such targets were established to be challenging and ensure a similar level of difficulty in achieving these targets in comparison to the prior year, even before the onset of the global pandemic was known.

Impact of and Response to COVID-19 Pandemic

The COVID-19 pandemic led to unexpected and significant challenges to the Company's 2020 performance – most notably, the pandemic resulted in an unprecedented decline in demand for our Papers segment products. We successfully navigated these challenges and performed well in 2020 through strong commercial and operational performance, strong cash generation and cost management, and consistent execution on our COVID-19 health and safety protocols. We found innovative ways to take care of customers and were intentionally aggressive in managing our cash amid ongoing uncertainty and challenges. We took strategic actions in early 2020 to preserve cash due to the unknown impact on the economy. We delayed capital spending, postponed some outages and reduced the scope of other outages at our mills. We also significantly reduced our overhead cost, including by severely restricting travel. These steps were taken across the Company to preserve margins and cash flow, while at the same time strengthening our liquidity position to protect our balance sheet.

As a result, the Company's 2020 MIP performance achievement against our stated goals, even with the impact of COVID-19, was slightly above target. Our timely actions to lower capital spending maximized cash flow and resulted in our Cash Conversion metric maxing out against our target. Our significant cost management efforts delivered through decreased outage spending and lower overhead costs, further helped offset the impact of pandemic-related market disruptions and enabled the Company to meet the Adjusted EBITDA target of $3.1 billion. Although much more was asked of our executives and employees in an extremely difficult operating environment, the MDCC decided to take no action to modify any Company performance goals or payouts under our 2020 MIP.

The chart below describes the specific design elements and how the award was earned.

2020 MIP Performance Metrics	Metric Weight	Threshold Performance Payout 50%	Target Performance Payout 100%	Maximum Performance Payout 200%	Actual	% of Target Award Earned	Weighted % of Target Award Earned
Adjusted EBITDA[A]	70%	Achieve $2.491B	Achieve $3.114B	Achieve $3.425B	$3.103B	99.1%	69.4%
Revenue	15%	Achieve $19.746B	Achieve $21.940B	Achieve $23.037B	$20.580B	69.0%	10.3%
Cash Conversion[A]	15%	Achieve 61.7%	Achieve 77.1%	Achieve 84.8%	91.8%	200.0%	30.0%
Total	100%						**109.7%**

[A]   See *Appendix A* for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures.

In the event that our actual year-end result in any one of the metrics above falls below the established threshold performance level (as shown in the chart above), no payment will be earned for that portion of the award. Furthermore, in the event that our actual year-end result in any one of the metrics above falls between the threshold and target performance levels, or between the target and maximum performance levels, the payment earned will be calculated on a straight-line interpolated basis. The MDCC believes our MIP performance targets should motivate management to achieve results that will drive superior investor returns.

2020 Award Pool Calculation

The Company's MIP target award pool is equal to the sum of each MIP-eligible employee's target award, based on his or her position in the Company. To calculate the actual award pool, the target award pool is multiplied by the Company's 2020 total performance achievement of 109.7%, resulting in an award pool of approximately $126 million. This pool was distributed among all eligible employees.

The MDCC has the discretion to decrease the award pool to zero and has chosen to decrease it in the past. Additionally, consistent with our philosophy that management should be rewarded for delivering outstanding financial results, the MDCC also has discretion to increase the award pool by up to 25%, provided the total final award pool does not exceed the maximum amount permitted under the 2020 MIP, which is 200% of target. The MDCC did not exercise its discretion to decrease or increase the 2020 MIP award pool.

Individual MIP Awards

For all MIP-eligible employees, their respective awards are based on Company performance, but then may be modified by their individual performance achievement as determined by their direct manager. The CEO has discretion to recommend an additional award outside the MIP, called a CEO Award, in recognition of exceptional individual performance beyond what is captured in individual objectives. For 2020, none of our NEOs received a CEO Award.

As described in Section 5, for 2020, Mr. Sutton's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance percentage of 109.7%.

Long-Term Incentive

Performance Share Plan ("PSP")

Overview

The PSP is our long-term, equity-based incentive compensation plan designed to motivate employees to create long-term shareowner value. PSP awards are granted annually in performance-based restricted stock units to approximately 1,300 management-level employees globally based on position in the Company and satisfactory performance evaluations. PSP awards are earned over a three-year performance period based on the Company's performance achievement in absolute Adjusted ROIC and relative TSR. Awards are settled in shares of Company stock (except in Asia and Morocco). The number of shares ultimately paid may include additional shares for prorated PSP grants due to promotion during the grant year and includes the reinvestment of dividends earned on shares actually paid at the end of the three-year performance period.

The MDCC does not have discretion to increase the performance achievement, but may decrease it in the event the Company experiences negative Adjusted ROIC or negative TSR. In addition, if the Company's absolute TSR over the three-year performance period is negative, performance achievement for the TSR portion of the PSP award may not exceed 100%.

	2018	2019	2020	2021	2022	2023
2018 Grant	3-year Performance Measurement Period			*Paid**		
2019 Grant		3-year Performance Measurement Period			*Paid**	
2020 Grant			3-year Performance Measurement Period			*Paid**

*   Assuming threshold performance objective is achieved.

Company Performance Metrics and Objectives

In 2020, the PSP continued to be based on Adjusted ROIC and relative TSR as detailed below. Some key components of our design are:

- Beginning with the 2018 grant, both metrics (Adjusted ROIC and relative TSR) are weighted at 50% each for all participants, not just the officers.
- Our internal Adjusted ROIC goals are based on covering our weighted average cost of capital (WACC), which is the basis for the Adjusted ROIC payout scale in the PSP. We consider the maximum Adjusted ROIC level established as recognizing the potential tradeoff between maximizing ROIC and maximizing the potential for additional value creation by growing our portfolio.
- To determine our performance achievement under the relative TSR metric, we use a percentile ranking for comparison to our broad, highly correlated TSR peer group (see Section 4, "Why We Use Different Peer Groups").

2020-2022 PSP Performance Metrics	Metric Weight	Performance Objective		
		Threshold *ROIC – Payout 50% TSR – Payout 25%*	Target *Payout 100%*	Maximum *Payout 200%*
Adjusted ROIC	50%	7.0%	9.0%	11.0%
Relative TSR	50%	25th percentile	50th percentile	75th percentile

In the event that our actual three-year performance period ending result in either metric falls below the established threshold performance level (as shown in the chart above), no payment will be earned (vested) for that portion of the award. Furthermore, in the event that our actual three-year performance period ending result in either metric falls between the threshold and target performance levels, or between the target and maximum performance levels, the award earned (vested) will be calculated on a straight-line interpolated basis.

Payout Calculation

Based on market data, each PSP participant has a target award based on his or her position. The actual number of shares paid may be higher or lower than the target award, based solely on the Company's performance achievement. Possible payouts under the 2020 PSP range from 0 percent to 200 percent of the target award.

2018-2020 PSP Payout

For the 2018-2020 PSP, the performance achievement approved by the MDCC in February 2021 is shown in the chart below, and the award paid to each of our NEOs is described in Section 5.

2018-2020 Performance Metric	Target	Performance Achievement			
		Actual Achievement	% of Target Award Earned	Metric Weight	Weighted % of Target Award Earned
Adjusted ROIC	9.0%	10.42%	171.0%	50.0%	85.50%
Relative TSR[A]	50th Percentile	27th Percentile[A]	30.77%	50.0%	15.38%
Total 2018-2020 PSP Payout					**100.88%**

[A] Praxair, Inc. was removed from the peer group due to their acquisition by Linde PLC and Bemis Company, Inc. was removed from the peer group due to their acquisition by Amcor Limited

Other Equity Awards

Other types of equity awards, such as grants of stock, restricted stock awards ("RSAs") or restricted stock units ("RSUs"), are used for purposes of recruitment, retention or recognition. Vesting provisions for these service-based awards vary on a case-by-case basis, but under regular terms and conditions are forfeited if the participant voluntarily terminates employment prior to vesting. Ms. Ryan received an RSA grant of 10,000 shares, effective March 1, 2020, which will vest on February 28, 2022, for the purpose of retention.

Other Elements

Retirement and Benefit Plans

Members of the SLT participate in the same health, welfare and retirement programs available to most of the Company's salaried U.S. employees. Additionally, our unfunded, non-qualified plans—the Pension Restoration Plan and the Deferred Compensation Savings Plan ("DCSP")—are available to eligible salaried U.S. employees, including the NEOs, whose compensation is higher than the limits set by the Internal Revenue Service ("IRS") for tax-qualified plans. Absent these plans, these employees would not achieve a retirement benefit commensurate with their earnings during the course of their careers with us. Finally, while the Unfunded Supplemental Retirement Plan for Senior Managers ("SERP") was closed to new participants effective January 1, 2012, three current SLT members (Messrs. Sutton and Nicholls and Ms. Ryan) had their participation grandfathered in this plan.

Name	CEO	SLT	Other Officers and Eligible Managers	U.S. Salaried Employees
Health and Welfare Plans	●	●	●	●
Qualified Retirement (Pension) Plan / RSAc[B]	●	●	●	●
Pension Restoration Plan / RSAc[B]	●	●	●	
SERP[B]	●[A]	●[A]		
Qualified Salaried Savings Plan – 401(k)	●	●	●	●
DCSP[B]	●	●	●	

The Company froze credited service and compensation in the Retirement Plan, Pension Restoration Plan and SERP for all service on or after January 1, 2019.

For service after this date, affected employees now receive Retirement Savings Account contributions ("RSAc").

●   Eligible to participate.

[A]   This executive benefit was closed to new participants effective January 1, 2012.

[B]   See Section 7 for additional information on this benefit.

Change-in-Control ("CIC") Agreements

The Company has entered into CIC agreements with certain executives, including the SLT, that provide severance and other benefits, including acceleration of equity-award vesting, in the event of a "double trigger," which requires both a CIC of the Company and a qualifying termination of employment (i.e., involuntary termination without "cause" or departure for "good reason"). We believe these potential benefits align executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential CIC, without undue concern for their own financial and employment security. No benefits are provided upon a CIC alone (i.e., without also experiencing an accompanying termination) so long as the acquiring company provides replacement awards as substitution for outstanding equity awards. Moreover, in no event will the Company gross up or pay for excise taxes relating to any CIC benefits. For more detail on these CIC agreements and benefits, see Section 7.

Perquisites

As disclosed in Section 7, we do not offer perquisites to our SLT other than the following: the CEO's limited personal use of Company aircraft; standard benefits under our Global Mobility Policy which establishes many of the benefits provided to employees who serve or have served as expatriates; benefits granted to grandfathered participants in our Executive Supplemental Life Insurance Program; and tax preparation related to board service, at the Company's request, with the Company's Ilim joint venture in Russia.

5 NEO Compensation

Overview

The compensation benchmarking review used to establish NEO target TDC levels for 2020 indicated that our CEO's 2020 target TDC was 100.5% of the projected 2020 market median and the 2020 target TDC levels for all other NEOs were, in aggregate, 94.8% of the projected 2020 market median.

We do not, nor do we believe it is necessary to, have a policy that dictates a specific ratio of CEO compensation to other NEOs or the SLT. Generally, we base our compensation decisions on principles of internal equity and external market competitiveness. The difference that exists between our CEO's compensation and our other NEOs is based on the complexity of the CEO's leadership responsibilities for the global enterprise.

2020 Actual "Realized" Compensation and Comparison to 2020 Targeted Compensation

In this section, we describe the 2020 compensation actually "realized" by each NEO, as well as the rationale for each such compensation element and amount. We also illustrate 2020 targeted versus actual compensation in the individual graphs for each NEO.

The "Target" amount includes:

    (i) 2020 actual base salary paid;

    (ii) 2020 target MIP;

    (iii) the target value of the 2018-2020 PSP granted in 2018; and

    (iv) the target value of the RSA grants that vested during 2020, if applicable.

The "Actual" amount represents what we believe is the appropriate way to illustrate 2020 actual pay earned, and includes:

    (i) 2020 actual base salary paid;

    (ii) 2020 MIP paid in February 2021;

    (iii) the actual value of the 2018-2020 PSP paid (including reinvested dividends) in February 2021; and

    (iv) the actual value of the RSA grants that vested (including reinvested dividends) during 2020, if applicable.

In comparing the following charts to the Summary Compensation Table, you will see the value shown for the "equity awards" differs. Equity awards granted in 2020 are shown in the Summary Compensation Table, while the following charts show PSP awards valued and paid in 2021 for the performance period ending in 2020 (and RSA grants that vested during 2020). The equity awards for the 2018-2020 PSP in the following charts were valued based on the closing price of $47.03 for the Company's common stock on February 5, 2021, which is the trading day immediately preceding the date the MDCC approved the payout.

Mark S. Sutton
Chairman of the Board and Chief Executive Officer



Mark Sutton has 36 years of service with the Company and was appointed CEO effective November 2014 and Chairman of the Board effective January 2015. Mr. Sutton served as President and Chief Operating Officer from June through October 2014, prior to which he was Senior Vice President, Industrial Packaging, a role he assumed in November 2011. Prior to that role, he led our Printing and Communication Papers business since January 2010. He previously served as Senior Vice President – Supply Chain from March 2008 through 2009, Vice President – Supply Chain from June 2007 through February 2008, and Vice President – Strategic Planning from January 2005 through May 2007.

2020 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2020 Base Salary	$1,450,000 *(no base salary increase in 2020)*	No adjustment was made to Mr. Sutton's base salary because it was within our targeted market range.
2020 MIP Award	$2,386,000 *(109.7% combined Company and individual performance achievement)*	Mr. Sutton's MIP payment was awarded at 109.7% of target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement.
2018-2020 PSP Payout	178,818 shares, including reinvested dividends *(valued at $8,409,840, including a fractional share)*	PSP payout of 100.88% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Sutton's 2020 actual compensation paid against targeted compensation amounts.



Target LTI is based on 154,479 target shares valued at $62.63, using the 20-day average stock price as of December 31, 2017.

Actual LTI is based on 178,818 shares, which includes the original target shares plus reinvested dividends, multiplied by 100.88% performance achievement and valued at $47.03, IP's closing share price on February 5, 2021.

Timothy S. Nicholls
Senior Vice President and Chief Financial Officer



Tim Nicholls has 29 years of service with the Company and was appointed CFO effective June 2018, a position he previously held from December 2007 through November 2011. In addition to his role in finance, Mr. Nicholls also has oversight for the Company's corporate development, capital effectiveness and disruptive technology functions. He previously served as Senior Vice President – Industrial Packaging the Americas, a position he held since November 2014, immediately prior to which he served as Senior Vice President – Printing & Communications Papers the Americas from November 2011. In 1991, he joined Union Camp Corporation, which was acquired by the Company in 1999.

2020 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2020 Base Salary	$750,000 *(no base salary increase in 2020)*	No adjustment was made to Mr. Nicholls's base salary because it was within our targeted market range.
2020 MIP Award	$905,100 *(120.7% combined Company and individual performance achievement)*	Mr. Nicholls's MIP payment was awarded at 120.7% of target, modified upward (110%) for his individual performance, which reflected his excellent performance in support of business objectives.
2018-2020 PSP Payout	46,205 shares, including reinvested dividends *(valued at $2,173,054, including a fractional share)*	PSP payout of 100.88% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Nicholls's 2020 actual compensation paid against targeted compensation amounts.



Target LTI is based on 39,917 target shares valued at $62.63 using the 20-day average stock price as of December 31, 2017.

Actual LTI is based on 46,205 shares, which includes the original target shares plus reinvested dividends, multiplied by 100.88% performance achievement and valued at $47.03, IP's closing share price on February 5, 2021.

Jean-Michel Ribiéras
Senior Vice President – Global Papers (and CEO-Elect of SpinCo)



Jean-Michel Ribiéras has over 27 years of service with the Company. On December 3, 2020, the Company announced a plan to pursue a spin-off of our Global Papers business into a standalone, publicly traded company (SpinCo). In January 2021, Jean-Michel Ribiéras was named Senior Vice President – Global Papers and Chief Executive Officer-Elect of SpinCo. He previously served as Senior Vice President – Industrial Packaging the Americas from June 2018 until January 2021. He served as Senior Vice President – Global Cellulose Fibers from July 2016 through June 2018 and led the integration of Weyerhaeuser's cellulose fibers business with International Paper's pulp business. Prior to that role, he served as Senior Vice President & President, IP Europe, Middle East, Africa & Russia from 2013 until June 2016, and Vice President & President – IP Latin America from 2009 until 2013. He previously held a variety of roles of increasing responsibility at the Company in Europe and in the United States, including Vice President of European Papers from 2002 to 2004 and Vice President of the Company's pulp and Converting Papers businesses from 2005 to 2009.

2020 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2020 Base Salary	$700,000 *(no base salary increase in 2020)*	No adjustment was made to Mr. Ribiéras's base salary because it was within our targeted market range.
2020 MIP Award	$658,200 *(109.7% combined Company and individual performance achievement)*	Mr. Ribiéras's MIP payment was awarded at 109.7% of target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement.
2018-2020 PSP Payout	28,114 shares, including reinvested dividends *(valued at $1,322,227, including a fractional share)*	PSP payout of 100.88% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Ribiéras's 2020 actual compensation paid against targeted compensation amounts.



Target LTI is based on 24,484 target shares valued at $62.63 using the 20-day average stock price as of December 31, 2017.

Actual LTI is based on 28,114 shares, which includes the original target shares plus reinvested dividends, multiplied by 100.88% performance achievement and valued at $47.03, IP's closing share price on February 5, 2021.

Sharon R. Ryan
Senior Vice President, General Counsel and Corporate Secretary



Sharon Ryan has over 32 years of service with the Company. Ms. Ryan was appointed to the position of Senior Vice President, General Counsel and Corporate Secretary in November 2011, following her service as Acting General Counsel and Corporate Secretary since May 2011 and Vice President since February 2011. Ms. Ryan previously served in a variety of legal roles, including as Chief Ethics and Compliance Officer (beginning in 2009), Associate General Counsel – Corporate Law, and General Counsel of various business divisions within the Company.

2020 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2020 Base Salary	$650,000 *(no base salary increase in 2020)*	No adjustment was made to Ms. Ryan's base salary because it was within our targeted market range.
2020 MIP Award	$606,100 *(109.7% combined Company and individual performance achievement)*	Ms. Ryan's MIP payment was awarded at 109.7% of target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement.
2018-2020 PSP Payout	32,344 shares, including reinvested dividends *(valued at $1,521,170 including a fractional share)*	PSP payout of 100.88% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Ms. Ryan's 2020 actual compensation paid against targeted compensation amounts.



Target LTI is based on 27,942 target shares valued at $62.63 using the 20-day average stock price as of December 31, 2017.

Actual LTI is based on 32,344 shares, which includes the original target shares plus reinvested dividends, multiplied by 100.88% performance achievement and valued at $47.03, IP's closing share price on February 5, 2021.

Gregory T. Wanta
Senior Vice President – North American Container



Greg Wanta has 29 years of service with the Company. In December 2016, Mr. Wanta was named Senior Vice President, North American Container, with responsibility for the Company's Industrial Packaging Container operations in the United States, Mexico and Chile. Mr. Wanta has served in a variety of roles of increasing responsibility in manufacturing and commercial leadership positions in specialty papers, coated paperboard, printing papers, foodservice and industrial packaging, including Vice President, Central Region, Container the Americas, from January 2012 through November 2016.

2020 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2020 Base Salary	$525,000 *(no base salary increase in 2020)*	No adjustment was made to Mr. Wanta's base salary because it was within our targeted market range.
2020 MIP Award	$460,700 *(109.7% combined Company and individual performance achievement)*	Mr. Wanta's MIP payment was awarded at 109.7% of target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement.
2018-2020 PSP Payout	23,103 shares, including reinvested dividends *(valued at $1,086,535, including a fractional share)*	PSP payout of 100.88% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Wanta's 2020 actual compensation paid against targeted compensation amounts.



Target LTI is based on 19,959 target shares valued at $62.63 using the 20-day average stock price as of December 31, 2017.

Actual LTI is based on 23,103 shares, which includes the original target shares plus reinvested dividends, multiplied by 100.88% performance achievement and valued at $47.03, IP's closing share price on February 5, 2021.

6 Other Governance- and Compensation-Related Matters

Insider Trading and Anti-Hedging/Anti-Pledging Policies

The Company has adopted comprehensive and detailed policies that regulate trading in Company securities by our insiders, including the SLT and Board members. These policies include information regarding trading "blackout" periods and explain when transactions in Company securities are permitted. The policies also strictly prohibit our SLT and Board members (as well as our corporate controller but no other employees) from holding Company securities in a margin account or pledging them as collateral for a loan and prohibit all Company officers (but no other employees) and Board members from engaging in any of the following short-term or speculative transactions involving Company securities: short sales; publicly traded options, such as puts, calls or other derivative instruments; and hedging and monetization transactions, such as zero-cost collars, forward-sale contracts, equity swaps and exchange funds.

Officer Stock Ownership and Retention Requirements

All of our officers are expected to own shares of our common stock with a minimum market value based on a multiple of base pay. This policy is intended to align our officers' interests with those of our shareowners and encourage long-term shareowner value creation by requiring officers to have a significant equity stake in the Company. Our stock ownership requirements are based on position:

Position	Current Ownership Requirement
Chief Executive Officer	6x base pay
Senior Vice President	3x base pay
Vice President	1.5x base pay

The following are counted toward meeting the ownership requirement: freely held shares (whether purchased on the open market or fully earned through Company plan or program); "beneficial" shares held indirectly by a trust or family member; and share equivalents held in the Salaried Savings Plan and Deferred Compensation Savings Plan. However, unvested restricted shares (e.g., PSP awards and RSAs) are not counted toward meeting the ownership requirement.

Officers are required to retain 50 percent of their net shares paid under any Company long-term incentive plan or program, such as shares paid out under the PSP and vested RSA shares, until their ownership requirements are satisfied. SLT stock ownership is reviewed annually by the MDCC to assure compliance. As of our last annual evaluation, all SLT members were in compliance with our policy.

Board Policy on Personal Use of Company Aircraft

The Board encourages the CEO to use Company aircraft for business continuity and efficiency purposes, where appropriate. Use of the Company aircraft allows the CEO to be available at all times for business needs, whether on business or personal travel. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Sutton is authorized to use the Company aircraft for personal travel and is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000. The value of such use is imputed income to him, and is not grossed up for taxes.

Clawback or Forfeiture of Incentive Awards

Both MIP and PSP awards are subject to a clawback provision contained in our plan documents. Under this clawback provision, if the Company's financial statements are restated as a result of errors, omission, or fraud, the MDCC may, at its discretion, based on the facts and circumstances surrounding the restatement, require some or all participants to return all or a portion of their awards to the Company. In addition, the MDCC may, at its discretion, based on facts and circumstances, require all or a portion of MIP and PSP awards to be forfeited in the event a participant engages in conduct that is detrimental to the business interest or reputation of the Company, including any violation of any non-competition and non-solicitation agreement to which any such participant is a party. Additionally, the MDCC may, at its discretion, based on facts and circumstances, require an SLT member who does not provide one-year's notice of retirement to forfeit his or her MIP and PSP awards.

Non-Competition and Non-Solicitation Agreements

The Company maintains Non-Competition and Non-Solicitation Agreements with leaders of the Company, including our SLT, to prohibit such leaders from engaging in certain competitive activities and to protect confidential information and trade secrets from unauthorized use or disclosure. Violation of these agreements may result in clawback or forfeiture of incentive compensation awards.

Board Policy on (Non-CIC) Severance Agreements with Senior Officers

A supplemental severance payment to the CEO must be approved by the independent directors of the Board. A supplemental severance payment to any other SLT member must be approved by the MDCC. Moreover, pursuant to a 2005 Board policy, in the absence of a change in control, the supplemental severance, plus severance under the Salaried Employee Severance Plan, may not exceed two times base salary plus target MIP for the year in which the termination occurs. Any severance amount greater than the amount described above must be approved in advance by our shareowners.

Prohibition on Repricing; No Stock Option Grants

We do not backdate or reprice equity grants. Our incentive compensation plan provides that stock options may not be repriced, directly or indirectly, without the prior consent of the Company's shareowners. The Company discontinued granting stock options in 2005 and all outstanding stock options expired in 2015.

Equity Grant Practices

The Company does not have any program, plan or practice to time, and has not timed, equity grants to coordinate with the release of material non-public information. Annual equity grants (including pro rata grants for promotions and employees hired in the prior year) under the PSP are approved at the MDCC's meeting in December. Service-based restricted stock awards are used from time to time, and may be granted on the first day of any month by our Senior Vice President, Human Resources (as delegated by the Board), within parameters approved by the MDCC. An award to an SLT member requires approval by the MDCC (or by the Board for an award to the CEO).

Having predetermined grant dates minimizes any concern that grant dates could be selectively chosen based upon market price at any given time.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation for certain executive officers that is more than $1 million. Prior to the enactment of the Tax Cuts and Jobs Act in December 2017, Section 162(m) provided an exemption from this deduction limitation for compensation that qualified as "performance-based compensation." However, the exemption for performance-based compensation was repealed, effective for taxable years beginning after December 31, 2017, subject to transition relief for certain arrangements in place as of November 2, 2017.

In designing our executive compensation program and determining the compensation of our executive officers, including our named executive officers, the MDCC considers a variety of factors, including the potential impact of the Section 162(m) deduction limit. The MDCC continues to have the flexibility to approve non-deductible compensation, and has approved, and may in the future approve, the payment of compensation that is not deductible under Section 162(m) if it believes it is in the best interests of the Company.

Accounting for Stock-Based Compensation

The accounting treatment of stock-based compensation is not determinative of the type, timing, or amount of any particular grant made to our employees.

(7) Additional Information About Our Executive Compensation

The following tables in this Section provide detailed information regarding compensation for our NEOs.

Summary Compensation Table

The table below shows base salary, stock awards under our PSP and, if applicable, RSA program, cash awards under our MIP, the change in pension value, and all other compensation to our NEOs for the years ended December 31, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)	Total Excluding Change in Pension Value ($)[6]
Mark S. Sutton	2020	1,450,000	—	10,318,788	2,386,000	3,761,401	404,010	18,320,199	14,558,798
CEO & Chairman of	2019	1,450,000	—	9,875,494	1,844,400	2,256,347	498,406	15,924,647	13,668,300
the Board (Principal Executive Officer)	2018	1,433,333	—	9,821,775	3,364,700	7,078,438	212,891	21,911,137	14,832,699
Timothy S. Nicholls	2020	750,000	—	2,784,876	905,100	1,344,171	151,625	5,935,772	4,591,601
Senior Vice President and	2019	750,000	—	2,379,663	667,800	890,087	179,054	4,866,604	3,976,517
Chief Financial Officer (Principal Financial Officer)	2018	730,000	—	2,537,923	1,100,200	759,616	66,463	5,194,202	4,434,586
Jean-Michel Ribiéras	2020	700,000	—	1,840,014	658,200	464,896	471,571	4,134,681	3,669,785
Senior Vice President –	2019	700,000	—	1,956,624	508,800	465,649	1,025,500	4,656,573	4,190,924
Global Papers and CEO-Elect of SpinCo	2018	630,000	—	1,218,256	810,600	426,230	247,192	3,332,278	2,906,048
Sharon R. Ryan	2020	650,000	—	2,110,147	606,100	842,065	127,530	4,335,842	3,493,777
Senior Vice President,	2019	645,000	—	1,665,764	468,500	1,162,580	163,229	4,105,073	2,942,493
General Counsel & Corporate Secretary	2018	617,000	—	1,776,552	804,100	429,319	60,316	3,687,287	3,257,968
Gregory T. Wanta	2020	525,000	—	1,541,613	460,700	705,839	96,540	3,329,692	2,623,853
Senior Vice President –	2019	520,833	—	1,380,222	339,200	685,788	102,967	3,029,010	2,343,222
North American Container	2018	495,833	25,000	1,268,993	580,100	461,697	53,395	2,885,018	2,423,321

[1]   Mr. Wanta received this cash payment, known as a CEO Award, in February 2019 to reward his outstanding leadership during 2018 on commercial excellence efforts.

[2]   The amounts reported in this column reflect the aggregate grant date fair value of stock awards under our PSP and RSA programs granted to the NEO during each year, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating these values for the 2020 fiscal year may be found in Note 21 to our audited financial statements beginning on page 85 of our 2020 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on February 19, 2021. The value shown for 2020 includes the aggregate grant date fair value of each NEO's 2020-2022 PSP award and, for Ms. Ryan, the grant date fair value of a restricted stock award received in March 2020. The maximum value of the 2020-2022 PSP awards based on achieving maximum Company performance is as follows: Mr. Sutton: $20,637,577; Mr. Nicholls: $5,569,751; Mr. Ribiéras: $3,680,028; Ms. Ryan: $3,481,094; and Mr. Wanta: $3,083,227.

[3]   Represents the amount earned under the MIP based on Company and individual performance during the year shown, which is paid in February of the following year.

[4]   Amounts shown in this column represent the change in accruals under our Retirement Plan, Pension Restoration Plan, and SERP as shown in the "Pension Benefits in 2020" table. Importantly, the change in pension value is not currently paid to an executive as compensation, but is a measurement of the change in value of the pension from the prior year. Changes in value arise from, among other things, additional benefit accruals for another year of service, changes in pensionable compensation, the decrease in the discount period and the impact of a change in the discount rate from the prior year's measurement, and changes in mortality rate assumptions. The discount rate used is the same as the rate used by the Company for financial statement disclosure as of the end of the fiscal year. This rate, which decreased by 80 basis points from the prior year, is based on economic conditions at year end. The assumed SERP lump sum interest rate also decreased from the prior year with the level of decrease varying based on each SERP participant's lock-in rate. The NEOs do not receive "preferential or above market" earnings on non-qualified deferred compensation. Accordingly, there is no amount included in this column for this type of earnings credit.

(5) A breakdown of the "All Other Compensation" amounts for 2020 is shown in the following table:

Name	Retirement Savings Account Contributions ($)[a]	Company Matching Contribution ($)[b]	Group Life Insurance ($)[c]	ESIP ($)[d]	Corporate Aircraft ($)[e]	Company Matching Gift ($)[f]	Amount Related to Overseas Assignment ($)[g]	Total ($)[h]
M. S. Sutton	197,664	71,520	7,656	44,715	75,000	7,455	—	404,010
T. S. Nicholls	85,068	37,920	3,960	13,877	—	10,800	—	151,625
JM Ribiéras	72,528	59,942	3,696	—	—	9,600	325,805	471,571
S. R. Ryan	67,110	55,608	3,432	—	—	1,380	—	127,530
G. T. Wanta	47,148	27,120	2,772	—	—	19,500	—	96,540

[a]   Represents the Retirement Savings Account contributions made by the Company to the NEO's accounts in the Salaried Savings Plan and Deferred Compensation Savings Plan, as shown in the "Non-Qualified Deferred Compensation Plan" table. The contribution amount is equal to a percentage of eligible compensation, based on the NEO's age at the date the contribution is made. All NEOs received RSA contributions in the amount of 6% of their eligible compensation.

[b]   Represents the Company match to the NEO's contribution to the Salaried Savings Plan, Retiree Medical Savings Program and Deferred Compensation Savings Plan, as shown in the "Non-Qualified Deferred Compensation Plan" table.

[c]   Represents the Company's annual premium payment for the NEO's group life insurance benefit.

[d]   Represents the amount paid by the Company for the NEO's executive supplemental insurance program ("ESIP").

[e]   Represents the aggregate incremental cost to the Company of Mr. Sutton's personal travel on Company aircraft. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Sutton is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000. For 2020, this reimbursable amount was $13,220. We calculate the incremental cost of personal use of the Company aircraft based upon the per mile variable cost of operating the aircraft multiplied by the number of miles flown for personal travel by Mr. Sutton. The variable operating costs include fuel, maintenance, airway fees, user fees, communication, crew expenses, supplies and catering. We impute into Mr. Sutton's income the value of personal use of the aircraft in accordance with IRS regulations, minus any amounts he reimbursed during the calendar year. Mr. Sutton receives no tax gross-up on this imputed income.

[f]   Represents the Company's match of each NEO's donations to the United Way of America (60-percent match) and the International Paper Company Employee Relief Fund (100-percent match) as part of Company-wide campaigns.

[g]   Represents standard amounts paid under our Global Mobility Policy for expatriates. Mr. Ribiéras participated in the program when he was based in Belgium. Although he moved to the U.S. prior to 2020, certain benefits and payments related to those prior overseas assignments, primarily foreign tax equalization, were paid in 2020.

[h]   Represents the sum of columns (a) through (g).

(6) In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Excluding Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Excluding Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we believe this additional column is helping in evaluating compensation of our NEOs, including for comparative purposes between years, by excluding the impact of the year-over-year change in pension value which is not correlated with 2020 compensation determinations or our 2020 performance, and further believe shareowners may find the accumulated pension benefits in the Pension Benefits in 2020 table later in this proxy statement a more useful calculation of the pension benefits provided to the Named Executive Officers.

Other Grants of Plan-Based Awards During 2020

The table below shows payout ranges for our NEOs under the 2020 MIP and 2020-2022 PSP, as well as the time-based Restricted Stock Award made to Ms. Ryan in March 2020, as described in our CD&A. There were no other plan-based cash or equity awards granted to our NEOs in 2020.

| Name | Committee Action Date[1] | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock (#)[2] | Grant Date Fair Value of Stock and Option Awards ($)[3] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
M. S. Sutton			163,125	2,175,000	4,350,000					
	12/9/2019	1/1/2020				26,026	208,208	416,416		10,318,788
T. S. Nicholls			56,250	750,000	1,500,000					
	12/9/2019	1/1/2020				7,024	56,192	112,384		2,784,876
JM Ribiéras			45,000	600,000	1,200,000					
	12/9/2019	1/1/2020				4,641	37,127	74,254		1,840,014
S. R. Ryan			41,438	552,500	1,105,000					
	12/9/2019	1/1/2020				4,390	35,120	70,240		1,740,547
	2/10/2020	3/1/2020							10,000	369,600
G. T. Wanta			31,500	420,000	840,000					
	12/9/2019	1/1/2020				3,888	31,106	62,212		1,541,613

[1] The 2020-2022 PSP grant was approved by the MDCC for all NEOs (except Mr. Sutton, whose grant was approved by the full Board) at its December 2019 meeting, effective the first day of the following calendar year.

[2] The amount shown in this column reflects a restricted stock award granted to Ms. Ryan for the purpose of retention. The award will cliff vest, after a two-year period, on February 28, 2022, provided that Ms. Ryan continues to be employed by the Company through such date.

[3] The amounts shown in this column (aside from the time-based Restricted Stock Award made to Ms. Ryan as summarized in footnote (2) above) reflect the grant date fair value of the PSP awards computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2020 for such awards (i.e., 100 percent of target), as explained in further detail in the narrative following this table.

Narrative to the Grants of Plan-Based Awards Table

Estimated Possible Payouts under Non-Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2020 MIP. The actual amount paid is shown in the Summary Compensation Table.

The amount shown in the "Threshold" column was the amount that would have been paid under the 2020 MIP if the Company had achieved only the minimum performance level required in one of the following performance metrics: absolute Revenue, absolute Cash Conversion, and absolute Adjusted EBITDA. For example, since absolute Revenue is weighted at 15 percent, a threshold payout at 15 percent would result in weighted performance achievement of 7.5 percent (or one-half of 15 percent). Minimum performance in at least one objective is required to fund an MIP award pool.

The amount shown in the "Maximum" column was the possible payout for each NEO based on maximum Company performance achievement of 200 percent.

Estimated Future Payouts under Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2020-2022 PSP.

The amount shown in the "Threshold" column is the number of shares each NEO would receive if the Company achieved only the minimum performance level required in one of the following performance metrics: absolute Adjusted ROIC and relative TSR. For example, since relative TSR is weighted at 50 percent, a threshold payout at 25 percent would result in weighted performance achievement of 12.5 percent (or one-half of 25 percent).

The amount shown in the "Maximum" column is the possible number of shares each NEO would receive based on maximum Company performance of 200 percent.

Grant Date Fair Value of Stock Awards

The amounts shown in this column reflect the grant date fair value of the awards granted to each NEO under the 2020-2022 PSP computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2020 for such awards (i.e., 100 percent of target). For the absolute Adjusted ROIC component of the awards, the grant date fair value is based on the closing price of our common stock on the trading day immediately preceding the grant date. Valuing Relative TSR is more complicated because the value must take into account the probable payout of the 2020-2022 PSP based on our expected future performance relative to the other companies in our TSR Peer Group. The market value of the TSR component is based on a Monte Carlo simulation as prescribed by FASB ASC Topic 718.

The amount ultimately paid to PSP participants may or may not be the same amount as the value shown in the table due to two factors: (1) the ultimate number of shares paid to our PSP participants will vary based on the relative performance of the Company to the other companies in our TSR Peer Group; and (2) the value of the PSP award received by each participant is based on the fair value of the Company's stock as of the effective date of the payment.

Outstanding Equity Awards at December 31, 2020

The following table shows the outstanding equity awards held by our NEOs as of December 31, 2020.

	Stock Awards	
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
M. S. Sutton	651,734[2]	32,404,214
T. S. Nicholls	166,498[3]	8,278,281
JM Ribiéras	108,799[4]	5,409,486
S. R. Ryan	122,480[5]	6,089,706
G. T. Wanta	91,336[6]	4,541,226

[1] The market value is calculated based on the closing price of our common stock on December 31, 2020, of $49.72.

[2] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2020: (i) 154,479 units awarded under the 2018-2020 PSP, (ii) 230,198 units awarded under the 2019-2021 PSP, (iii) 208,208 units awarded under the 2020-2022 PSP, and (iv) 58,849 reinvested dividends on those units. The units awarded under the 2018-2020 PSP ultimately vested at the 100.88% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2020). In addition, the number of units reflected in the chart above for the units awarded under the 2019-2021 PSP and under the 2020-2022 PSP assume vesting at the 100% performance level.

[3] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2020: (i) 39,917 units awarded under the 2018-2020 PSP, (ii) 55,470 units awarded under the 2019-2021 PSP, (iii) 56,192 units awarded under the 2020-2022 PSP, and (iv) 14,919 reinvested dividends on those units. The units awarded under the 2018-2020 PSP ultimately vested at the 100.88% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2020). In addition, the number of units reflected in the chart above for the units awarded under the 2019-2021 PSP and under the 2020-2022 PSP assume vesting at the 100% performance level.

[4] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2020: (i) 24,484 units awarded under the 2018-2020 PSP, (ii) 37,720 units awarded under the 2019-2021 PSP, (iii) 37,127 units awarded under the 2020-2022 PSP, and (iv) 9,468 reinvested dividends on those units. The units awarded under the 2018-2020 PSP ultimately vested at the 100.88% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2020). In addition, the number of units reflected in the chart above for the units awarded under the 2019-2021 PSP and under the 2020-2022 PSP assume vesting at the 100% performance level.

[5] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2020: (i) 27,942 units awarded under the 2018-2020 PSP, (ii) 38,829 units awarded under the 2019-2021 PSP, (iii) 35,120 units awarded under the 2020-2022 PSP, and (iv) 10,204 reinvested dividends on those units, and (v) 10,385 shares (including reinvested dividends) related to a restricted stock award that will vest on February 28, 2022. The units awarded under the 2018-2020 PSP ultimately vested at the 100.88% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2020). In addition, the number of units reflected in the chart above for the units awarded under the 2019-2021 PSP and under the 2020-2022 PSP assume vesting at the 100% performance level.

[6] The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2020: (i) 19,959 units awarded under the 2018-2020 PSP, (ii) 32,173 units awarded under the 2019-2021 PSP, (iii) 31,106 units awarded under the 2020-2022 PSP, and (iv) 8,098 reinvested dividends on those units. The units awarded under the 2018-2020 PSP ultimately vested at the 100.88% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2020). In addition, the number of units reflected in the chart above for the units awarded under the 2019-2021 PSP and under the 2020-2022 PSP assume vesting at the 100% performance level.

Stock Vested in 2020

The following table shows the value received upon the vesting in 2020 of shares previously awarded under our PSP and restricted stock programs as described in our CD&A.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
M. S. Sutton	134,422	5,855,408
T. S. Nicholls	33,029	1,438,737
JM Ribiéras	18,436	803,051
S. R. Ryan	26,884	1,171,053
G. T. Wanta	16,898	738,076

[1] Amounts shown represent shares (including shares acquired in respect of reinvested dividends) under the PSP awards that vested on February 10, 2020.

[2] Amounts shown represent the value of the vested shares based on our closing stock price on the date immediately preceding the vesting date of the award: $43.56 for each PSP share.

Pension Benefits in 2020

The following table shows the present value of benefits payable to our NEOs under our Retirement Plan, Pension Restoration Plan, or SERP at December 31, 2019 and December 31, 2020. The change in the present value of the accrued benefit is shown in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for 2020.

All of our NEOs are eligible for a benefit calculated under the Retirement Plan. The NEOs are also eligible for a benefit that is calculated under the Pension Restoration Plan formula. Mr. Sutton, Mr. Nicholls and Ms. Ryan are also eligible for a benefit calculated under the SERP formula. We amended the SERP to comply with IRC Section 409A, effective January 1, 2008. As amended, the portion of the benefit that is earned prior to SERP eligibility is paid under the Pension Restoration Plan, and the portion earned following SERP eligibility is paid from the SERP. Mr. Ribiéras and Mr. Wanta are not eligible for a SERP benefit as they did not meet the eligibility requirements prior to the date the SERP was closed to new participants, on January 1, 2012.

Name	Plan Name	Number of Years of Credited Service in 2020 (#)	12/31/2019 Present Value of Accumulated Benefit ($)[1]	12/31/2020 Present Value of Accumulated Benefit ($)[2]
M. S. Sutton	Retirement Plan	34.58	2,046,023	2,347,527
	Pension Restoration Plan	34.58	1,228,443	1,409,468
	SERP	34.58	28,309,385	31,588,257
	Total		31,583,851	35,345,252
T. S. Nicholls	Retirement Plan	27.25	1,581,875	1,814,982
	Pension Restoration Plan	27.25	790,500	906,989
	SERP	27.25	8,587,045	9,581,620
	Total		10,959,420	12,303,591
JM Ribiéras	Retirement Plan	13.83	765,992	885,300
	Pension Restoration Plan	13.83	2,218,773	2,564,361
	SERP	—	—	—
	Total		2,984,765	3,449,661
S. R. Ryan	Retirement Plan	30.50	2,028,201	2,214,606
	Pension Restoration Plan	30.50	908,071	991,529
	SERP	30.50	7,330,762	7,902,964
	Total		10,267,034	11,109,099
G. T. Wanta	Retirement Plan	27.67	1,443,214	1,705,990
	Pension Restoration Plan	27.67	2,433,385	2,876,448
	SERP	—	—	—
	Total		3,876,599	4,582,438

(1)   The calculation of the present value of accumulated benefits as of December 31, 2019, assumes a discount rate of 3.40 percent for annuity payments and deferral periods. Lump sum payment calculations are based on the lower of the December 2019 municipal bond rate of 1.59 percent, or the locked-in rate elected by the NEO, if applicable. The calculation further assumes benefit commencement at the earliest age at which the NEO would be entitled to an unreduced benefit (the earlier of age 61 and completion of 20 years of service or age 62 and completion of 10 years of service). For individuals who are already eligible for an unreduced benefit, we use their age as of the end of the fiscal year.

(2)   The calculation of the present value of accumulated benefits as of December 31, 2020, assumes a discount rate of 2.60 percent for annuity payments and deferral periods. Lump sum payment calculations are based on the lower of the December 2020 municipal bond rate of 0.88 percent, or the locked-in rate elected by the NEO, if applicable. The assumptions regarding the benefit commencement date are the same as described in footnote (1).

Narrative to Pension Benefits Table

Retirement Plan of International Paper Company

Our Retirement Plan is a funded, tax-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. U.S. employees hired on or after July 1, 2004, are eligible for a Company-paid Retirement Savings Account contribution to our Salaried Savings Plan and Deferred Compensation Savings Plan in lieu of participation in the Retirement Plan. All of our NEOs were hired prior to July 1, 2004, and thus are eligible to participate in the Retirement Plan.

We calculate the benefit under the Retirement Plan at the rate of 1.67% of the participant's average pensionable earnings received over the highest five consecutive calendar years of the last 10 calendar years, multiplied by his or her years of service, then reduced by a portion of Social Security benefits. We include as pensionable earnings the participant's base salary plus MIP awards that were not deferred, up to the maximum limit set by the IRS.

International Paper Company Pension Restoration Plan for Salaried Employees

Our supplemental retirement plan for our salaried employees is an unfunded, non-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. This plan augments our Retirement Plan by providing retirement benefits based on compensation that is greater than the limits set by the IRS. We include as eligible compensation under this plan the participant's base salary plus MIP awards, including amounts deferred. All of our NEOs were hired prior to July 1, 2004, and thus are eligible to participate in the Pension Restoration Plan.

We calculate the benefit under the Pension Restoration Plan in the same manner as the Retirement Plan and then reduce the benefit by the amount payable under the Retirement Plan.

The International Paper Company Unfunded Supplemental Retirement Plan for Senior Managers

Our SERP is an alternative retirement plan available to certain senior executives, including the NEOs (other than Mr. Ribiéras and Mr. Wanta). The SERP was closed to new participants effective January 1, 2012. SERP benefits vest once the participant reaches age 55 and has completed five years of service. The normal form of payment is a lump sum. We calculate benefits under the SERP at the same rate as our Retirement Plan and Pension Restoration Plan. Participants are eligible to receive a lump sum payment of the benefit earned for service after becoming eligible in the SERP; the benefit earned prior to SERP eligibility remains payable as an annuity. Benefits are payable under the SERP on the later of the participant's retirement date or the date six months following separation from service. We define "retirement date" as the date the participant reaches the earlier of age 55 with 10 years of service or age 65 with five years of service.

A participant who has announced retirement at least 12 months in advance has the right to lock in a discount rate used to determine the amount of the lump sum payment based on the average for the month in which they choose to lock in. All NEOs who are eligible for a SERP benefit have locked in the discount rate under this provision.

Policies with Regard to Granting Additional Years of Service

Our change-in-control agreements described elsewhere in this proxy statement provide additional years of age and service to be added to the calculation of retirement benefits in the event of a qualifying termination of each NEO's employment following a change-in-control. The change-in-control agreements for Mr. Sutton, Mr. Nicholls and Ms. Ryan provide three additional years of age and service. The change-in-control agreements for Mr. Ribiéras and Mr. Wanta provide two additional years of age and service.

Eligibility for Early Retirement Benefits

Normal retirement under our Retirement Plan and Pension Restoration Plan is age 65.

Participants, including the NEOs, are eligible for early retirement under the Retirement Plan, the Pension Restoration Plan and the SERP at age 55 with 10 years of service. However, a participant's accrued benefit is reduced by 4% for each year that the participant retires before reaching age 62. Eligible active employees may receive an unreduced benefit once they reach age 61 and have completed at least 20 years of service. All NEOs are eligible for early retirement; their benefit would be reduced based on age and years of service.

Pension Change

In February 2014, the MDCC approved changes to the Retirement Plan, the Pension Restoration Plan and the SERP such that credited service and compensation were capped effective December 31, 2018, for salaried employees, including the NEOs. For service after this date, employees affected by the freeze will receive Retirement Savings Account contributions, as described in greater detail below.

Non-Qualified Deferred Compensation in 2020

The following table shows contributions in 2020 by the Company and each of our NEOs to the DCSP, which is our non-qualified deferred compensation plan, and each NEO's DCSP account balance as of December 31, 2020.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)[4]
M. S. Sutton	97,154	238,856	434,962	—	3,885,224
T. S. Nicholls	62,500	97,968	232,655	—	1,915,179
JM Ribiéras	83,142	99,770	148,954	—	1,794,036
S. R. Ryan	66,680	90,018	278,962	—	2,247,967
G. Wanta	109,375	53,898	1,007,735	—	5,767,585

[1]   These amounts are included in the "Salary" column of the Summary Compensation Table for 2020 for each NEO.

[2]   These amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2020 for each NEO.

[3]   These amounts are not included in the Summary Compensation Table because they are not "preferential or above-market earnings."

[4]   Of the amounts shown in this column, the following amounts were included in the "Salary" column of the Summary Compensation Table for prior years as follows: Mr. Sutton: $634,537 was included for the periods of 2011 and 2013-2019; Mr. Nicholls: $549,920 was included for the period 2010-2019; Mr. Ribiéras: $222,623 was included for the periods of 2014 and 2018-2019; Ms. Ryan: $333,152 was included for the periods of 2012 and 2016 - 2019; Mr. Wanta: $122,675 was included for 2017.

Narrative to Non-Qualified Deferred Compensation Table

The DCSP allows participants to save for retirement by deferring up to 85% of eligible cash compensation, which includes base salary and MIP awards. Participants may contribute to the DCSP after deferring either the maximum pre-tax amount or total pre-tax and after-tax amount to the 401(k) plan or after reaching the IRS compensation limit for that year. The Company credits matching contributions equal to 70% of the participant's contributions up to 4% of compensation, plus 50% of contributions up to an additional 4% of compensation. The Company also credits Retirement Savings Account Contributions to each NEO's account. These contributions are equal to a percentage of eligible compensation based on the NEO's age at the date the contribution is made. All NEOs received RSA contributions in an amount equal to 6% of their eligible compensation.

For 2020, NEO contribution amounts were as follows: Mr. Sutton contributed 8% of base salary, Mr. Nicholls contributed 10% of base salary, Mr. Ribiéras contributed 9% of all eligible cash compensation, Ms. Ryan contributed 8% of all eligible cash compensation, and Mr. Wanta contributed 25% of base salary. As a result of the varying contribution amounts, the actual amounts deferred and the Company's resulting matching contribution will vary for each NEO.

Participant contributions are credited with earnings (or losses) based on the participant's choice of investment fund equivalents. Investment fund equivalents match the investment returns of the funds available in the 401(k) plan. Investment elections may be changed daily subject to securities laws restrictions. Differences in earnings reported in the "Non-Qualified Deferred Compensation" table above, are based on the individual participant's investment elections.

Participants are fully vested in their contributions at all times. Amounts contributed by the Company become vested upon completing three years of service, reaching age 65, death, disability, termination of employment as a result of the permanent closing of the participant's facility, or eligibility for severance under the Salaried Employee Severance Plan.

Participant accounts are divided into contribution accounts for amounts deferred prior to January 1, 2005, and contribution accounts for amounts deferred after January 1, 2005. Distributions of amounts contributed on or after January 1, 2005, may only be made in the event of termination of employment, death, disability or through an in-service distribution at a date elected during the initial enrollment period. Participants must elect their distribution form of payment in an initial deferral election, which may only be changed under a subsequent distribution election that meets the requirements under IRC Section 409A. In the event no election has been made, the participant will receive a lump-sum form of payment. In-service withdrawals are limited to unforeseeable emergencies.

Post-Employment Termination Benefits

Potential Payments Upon Death or Disability

The Company provides to our NEOs the following benefits in the event of death or disability, which are also available to all of our U.S. salaried employees. Upon reaching age 65, the disabled individual is covered under our retirement programs, if eligible, as described above. We provide the following disability benefits:

- Long-term disability income benefit equal to 60 percent of base salary plus the employee's average MIP during the last three calendar years; and
- Continuation of medical and life insurance coverage.

The Company provides the same benefits to the beneficiary of an SLT member (including a NEO) upon death as are available to our U.S. salaried employees, with two additional benefits:

- Executive supplemental life insurance, which is described earlier in this section 7 of this proxy statement. This benefit was closed to new participants effective January 1, 2008, and thus only two SLT members (both of them NEOs) have this benefit; and
- If the SLT member is eligible for the SERP and has completed five years of vesting service at the time of death, an amount equal to 50% of the SLT member's SERP benefit is payable to a surviving spouse.

In the event of disability or death, PSP awards are prorated based upon the number of months the participant worked during the performance period, and are paid at the end of the three-year performance period based on actual Company performance. Service-based restricted stock awards also become vested upon death or disability.

Potential Payments Upon Retirement

The following table presents the potential payments to our NEOs, assuming that they retired at the end of 2020.

Name	Retirement Plan Annuity ($)	Pension Restoration Plan Annuity ($)	TOTAL Annuity ($)[1]	Lump Sum Pension Payment ($)[2]	Vesting of Equity ($)[3]
M. S. Sutton	126,929	76,209	203,138	31,060,471	7,772,181
T. S. Nicholls	98,134	49,040	147,174	9,421,528	1,953,399
JM Ribiéras	46,910	135,879	182,789	—	1,313,851
S. R. Ryan	122,712	54,941	177,653	7,902,964	1,311,017
G. T. Wanta	83,899	141,461	225,360	—	1,113,131

[1] Amounts shown in this column are the annual annuity benefits payable from the tax-qualified Retirement Plan and from the Pension Restoration Plan as of December 31, 2020.

[2] Lump sum payment calculations are based on the lower of the December 2020 municipal bond rate of 0.88 percent, or the locked-in rate elected by the NEO, if applicable. Additional information regarding the calculation of benefits may be found following the "Pension Benefits" table.

[3] Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2020, of the prorated portions of the 2019-2021 PSP and 2020-2022 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2018-2020 PSP award, which has a performance period ending on December 31, 2020, which is not shown here.

Potential Payments Upon Involuntary Termination Without Cause

The following table represents all amounts that would be payable to our NEOs in the event of involuntary termination without cause, including earned pension amounts not payable as a result of the termination, assuming that the termination occurred at the end of 2020.

Name	Years of Credited Service (#)	Lump Sum Severance Payment ($)[1]	Lump Sum Pension Payment ($)[2]	TOTAL Benefit at Termination ($)[3]	Vesting of Equity ($)[4]	Value of Continued Benefits ($)[5]	TOTAL Pension Annuity ($)[6]
M. S. Sutton	37	4,795,232	31,060,471	35,855,703	7,772,181	151,499	203,138
T. S. Nicholls	30	1,920,485	9,421,528	11,342,013	1,953,399	81,499	147,174
JM Ribiéras	28	1,552,046	—	1,552,046	1,313,851	76,499	182,789
S. R. Ryan	33	1,586,100	7,902,964	9,489,064	1,311,017	71,499	177,653
G. T. Wanta	30	1,171,469	—	1,171,469	1,113,131	58,999	225,360

[1] The amounts shown in this column reflect estimated amounts under the Salaried Employee Severance Plan formula of two weeks' salary for each year or partial year of service. Amounts shown also include the following benefits to which the NEO would be entitled: (i) unused current year vacation pay; (ii) 2021 earned vacation pay; and (iii) MIP award for 2020. We do not gross-up severance benefits.

[2] Amounts shown in this column are the lump sum benefit payable under the SERP. The methodology used to calculate the lump sum benefit can be found in footnote 2 to the "Potential Payments Upon Retirement" table above.

[3] Amounts shown in this column reflect the sum of the amounts in the previous two columns payable to the NEO upon termination.

[4] Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2020, of the prorated portions of the 2019-2021 PSP and 2020-2022 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2018-2020 PSP award, which has a performance period ending on December 31, 2020, which is not shown here.

[5] Amounts shown in this column reflect the cost of (i) six months of continued dental and Employee Assistance Program coverage and (ii) executive outplacement services. Since all NEOs are eligible for early retirement, the amounts also include a $3,000 Health Reimbursement Account contribution made by the Company on behalf of the employee and if applicable, an additional $3,000 for the spouse of the employee.

[6] Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2020. All NEOs are eligible for Early Retirement as of December 31, 2020.

Potential Payments Upon Involuntary Termination With Cause

An executive officer who is terminated with cause would not be eligible for the severance benefits included in the previous table, other than vacation pay. Further, the executive officer would lose outstanding equity awards under the PSP or other restricted stock grants, and not be eligible for payment of an MIP award.

Name	Years of Credited Service (#)	Unused/Earned Vacation Pay ($)[1]	Lump Sum Pension Payment ($)[2]	TOTAL Benefit at Termination ($)[3]	Pension Annuity ($)[4]
M. S. Sutton	37	334,616	31,060,471	31,395,087	203,138
T. S. Nicholls	30	144,230	9,421,528	9,565,758	147,174
JM Ribiéras	28	134,616	—	134,616	182,789
S. R. Ryan	33	150,000	7,902,964	8,052,964	177,653
G. T. Wanta	30	100,962	—	100,962	225,360

[1] The amounts shown in this column represent unused 2020 vacation pay and 2021 earned vacation pay.

[2] The amounts shown in this column represent the lump sum benefit payable under the SERP.

[3] Amounts shown in this column represent the sum of columns (1) and (2) payable to the NEO upon termination.

[4] Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2020. All NEOs were eligible for Early Retirement as of December 31, 2020.

Potential Payments Upon Qualifying Termination After Change in Control

The following table represents amounts that would be payable to our NEOs upon termination of employment without cause (including by the NEO for "good reason") within two years following a change in control of the Company on December 31, 2020.

Name	Lump Sum Severance Payment ($)[1]	Lump Sum Pension Payment ($)[2]	Value of Continued Benefits ($)[3]	TOTAL Cash-Based Award ($)	Accelerated Vesting of Equity ($)[4]	TOTAL Pre-Tax Benefit ($)[5]	Pension Annuity ($)[6]
M. S. Sutton	10,875,000	38,634,724	32,654	49,542,378	23,591,286	73,133,665	203,138
T. S. Nicholls	4,324,525	12,476,479	32,654	16,833,658	6,001,057	22,834,715	147,174
JM Ribiéras	1,785,252	4,218,813	21,769	6,025,834	4,023,808	10,049,642	46,910
S. R. Ryan	3,607,500	9,066,350	32,654	12,706,503	4,495,662	17,202,166	177,653
G. T. Wanta	1,890,000	4,674,264	21,769	6,586,033	3,402,591	9,988,624	83,899

[1] Amounts shown in this column reflect a change in control severance payment of multiple of the sum of (i) base salary and (ii) target MIP for 2020, which would be paid in the event of termination of employment without cause, including voluntary termination for limited situations that meet the definition of "good reason," as described below. For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the severance payment is three times the sum of the amounts described above. For Mr. Ribiéras and Mr. Wanta, the severance payment is two times the sum of the amounts described above. For Mr. Nicholls and Mr. Ribiéras, this amount has been reduced to reflect application of the "best net" approach described following this table.

[2] For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown represents the SERP benefit with an additional three years of age and service. For Mr. Ribiéras and Mr. Wanta, the amount shown represents the Pension Restoration Plan formula with an additional two years of age and service.

[3] Amounts shown in this column reflect the cost of continued medical and dental benefits for three years following termination of employment (two years for Mr. Ribiéras and Mr. Wanta).

[4] Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2020, of the vesting of (i) outstanding 2019-2021 PSP awards, including reinvested dividends, based on actual Company performance through December 31, 2019, (ii) outstanding 2020-2022 PSP awards including reinvested dividends, based on target performance, and (iii) outstanding service-based restricted stock awards, if any. In addition, the NEO would receive the 2018-2020 PSP award, which has a performance period ending on December 31, 2020, but is not included in the amount shown here.

[5] Amounts shown in this column represent the total of the cash amounts payable as well as the value of accelerated vesting of equity.

[6] For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown represents the annual benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2020. For Mr. Ribiéras and Mr. Wanta, the amount shown represents the annual benefit payable from the Retirement Plan as of December 31, 2020.

Narrative to Potential Payments Upon Qualifying Termination After Change in Control Table

The Company has entered into change-in-control agreements with certain executives that provide severance and other benefits in the event of a change in control of the Company. Our Board believes that maintaining change-in-control agreements is a sound business practice that protects shareowner value prior to, during and after a change in control, and allows us to recruit and retain top executive talent. Our program is available only to the SLT, except for those vice presidents grandfathered in the program as of February 2008.

We believe this program aligns executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential change in control, without undue concern for their own financial and employment security.

As part of its ongoing oversight of this program, the Board modified it in 2010 to eliminate the excise tax gross-up provision, replacing it with a "best net" calculation. Under this "best net" approach, the Company will, prior to making any payments, perform a calculation comparing:

- the net benefit after payment of excise tax by the executive that would be applied, and
- the net benefit if the payment had been limited to the extent necessary to avoid the imposition of an excise tax.

This comparison will determine the higher "net" benefit payable under the agreement. This change reflects a best practice in the marketplace, and all of our change-in-control agreements (including with NEOs) include a "best net" provision as set forth above. **In no event will the Company pay for excise taxes**.

In 2013, the MDCC and the Board approved and required our officers to sign amended change-in-control agreements. These amended change-in-control agreements, and all new change-in-control agreements entered into since 2013, provide for double-trigger acceleration of equity-award vesting upon a change in control when the acquiring company provides replacement awards as substitution for outstanding equity awards. Previously, the agreements provided for single-trigger equity-award vesting upon a change in control in all circumstances. The double trigger requires both a change in control and a qualifying termination of employment (*i.e.*, involuntary termination without cause or departure for "good reason") for the vesting of equity awards to accelerate. This treatment is widely recognized as a good governance practice, as it prevents officers from receiving an automatic windfall in the event of a change in control. It also serves as an incentive for the officers to continue with the Company through and after a change in control in order to receive the benefit of their unvested equity awards. In addition, benefits are not payable unless an irrevocable release of any employment-related claims is signed.

As shown in greater detail in the above table, our change-in-control agreements provide the following benefits to NEOs only if there has been both a change in control of the Company and a qualifying termination of employment, i.e., they are terminated without cause by the new employer or the employee departs for "good reason" within two years of the change in control ("double-trigger" benefits):

- Cash severance payment equal to three times the sum of base salary plus target MIP (two times for Mr. Ribiéras and Mr. Wanta);
- Prorated MIP for the year of termination of employment (based on target achievement if the employee is terminated in the same year as the change in control, or based on actual achievement if the employee is terminated in the year following the change in control and the MIP payment has not yet been made);
- SERP participants will receive their benefit calculated under the SERP that would be paid absent a change in control, but with three additional years of service and age. Mr. Ribiéras and Mr. Wanta will receive their benefit calculated under the Pension Restoration Plan formula that would be paid absent a change in control, but with two additional years of service and age.
- Medical and dental insurance for three years (two years for Mr. Ribiéras and Mr. Wanta); and
- Where replacement awards are provided in substitution for outstanding equity awards upon the change in control, all such replacement awards vest and become unrestricted.

Beginning in 2012, for change-in-control agreements with future non-CEO SLT members, the cash severance payment multiple has been reduced to two times (from three times) the sum of base salary plus target MIP, and the additional years of pension credit and the benefit continuation period have been reduced to two years (from three years). Since Mr. Ribiéras and Mr. Wanta became SLT members after 2012, the multiple in their change-in-control agreements is two times as set forth above.

A "change in control" is defined in our agreements as any of the following events:

- Acquisition of 30 percent or more of the Company's stock;
- Change in the majority of the Board of Directors within two consecutive years, unless two-thirds of the directors in office at the beginning of the period approved the nomination or election of the new directors;
- Merger or similar business combination;
- Sale of substantially all of the Company's assets; or
- Approval by our shareowners of a complete liquidation or dissolution of the Company.

The lump sum cash severance benefit shown above is payable only in the event of termination of employment without cause within two years following a change in control. This includes voluntary resignation only in limited situations that meet the definition of "good reason," listed below. Under no circumstance will an executive receive a cash severance benefit under the agreement if he or she leaves voluntarily other than for "good reason," which is defined as:

- The assignment to the executive of duties inconsistent with his or her position or a substantial decrease in responsibilities;
- Reduced annual base salary;
- Elimination of a material compensation plan (including the MIP, PSP or SERP) or a change in the executive's participation on substantially the same basis;
- Elimination of substantially similar pension or welfare plans (except for across-the-board reductions of such benefits for executives), or a material reduction of any fringe benefit, or failure to provide the same number of vacation days;
- Failure by the Company to secure an agreement by the successor to assume the change in control agreement;
- Any other termination without sufficient notice; or
- Relocation more than 50 miles from place of work.

Currently, the following benefits are payable upon a change in control and do not require termination of employment:

- Where replacement awards (as defined in the change-in-control agreements) are not provided in substitution for outstanding equity awards upon the change in control, all equity awards vest and become unrestricted, as follows:
  1. All PSP shares vest and the full value of all PSP awards is paid for all performance periods (including those not yet completed) based on (a) target performance if the change in control occurs during the first year of the performance period, and (b) actual performance measured through the date of the change in control if it occurs on or after the first year of the performance period;
  2. Service-based restricted stock awards vest and become unrestricted; and

We have offered these limited single-trigger benefits for the purpose of:

- Maintaining our competitiveness in attracting and retaining executive talent;
- Ensuring that our executives receive the benefit of their efforts prior to a change in control and are not penalized with a loss of equity compensation; and
- Further aligning the interests of our executives with our shareowners, since the risk of losing equity compensation could create a conflict of interest for our executives if the Company were pursuing a change-in-control transaction.

In light of the difficulty in determining relative performance achievement in our PSP following a change in control of the Company, we provide for payment of PSP awards as described above. Further, in light of the seniority of our covered executives, and their proximity to retirement age, we believe that increasing their pension protection provides appropriate retirement security in their employment following a change in control.

CEO Pay Ratio

International Paper is one of the world's leading producers of fiber-based packaging, pulp, and paper, with 50,199 employees in 29 countries (as of October 1, 2020). As expected in a manufacturing business, a significant percentage—*approximately 70%*—of our employee population is hourly-based employees.

To determine the pay ratio required by Item 402(u) of Regulation S-K, the Company first identified the median employee using our global employee population as of October 1, 2020, which included all global full-time, part-time, temporary, and seasonal employees who were employed (and not on a leave of absence) on that date. We did not exclude any employees from any countries, and we did not make any cost-of-living adjustments in identifying our median employee. We used a consistently applied compensation measure across our global employee population to calculate the median employee compensation. The consistently applied compensation measure we used was "base salary/wages paid," which we measured from January 1 through September 30, 2020.

Once the median employee was identified, we then determined the median employee's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K, and compared it to the total compensation of Mr. Sutton, our Chairman and CEO, as detailed in the Summary Compensation Table for 2020, to arrive at the pay ratio disclosed below.

As noted above, a large segment of our employees is hourly-based, as is our median employee. Our median employee is located in the United States and works in one of our box plants.

- Our CEO's 2020 compensation was $18,320,199, of which 20.5% is comprised of a change in pension value of $3,761,401.
- Our median employee's 2020 compensation was $97,577, of which 37.2% is comprised of a change in pension value of $36,272.
- ***Our CEO to Median Employee Pay Ratio is 188:1.***

Our pension plans were frozen for all salaried employees as of December 31, 2018. Therefore, Mr. Sutton's actual accrued pension benefit did not change in 2020. However, his Change in Pension Value disclosed in the Summary Compensation Table fluctuates from year-to-year, reflecting annual changes in the underlying discount rates, the mortality tables and his age. For this reason, we have also calculated our pay ratio excluding the change in pension value for both Mr. Sutton and our median employee, and the resulting ratio is: 237:1.

Ownership of Company Stock

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning beneficial ownership of our common stock by persons known to us to own more than 5 percent of our common stock outstanding as of March 11, 2021, the record date for our 2021 annual meeting.

Name and Address of Beneficial Owner	Shares of Stock Beneficially Owned (#)	Percentage of Common Stock Outstanding (%)
The Vanguard Group[1]	45,192,056	11.50
T. Rowe Price Associates, Inc.[2]	40,043,391	10.19
BlackRock, Inc.[3]	36,804,762	9.37
State Street Corporation[4]	24,712,506	6.29

[1] The address of The Vanguard Group ("Vanguard") is 100 Vanguard Blvd., Malvern, PA 19355. We have relied upon information supplied by Vanguard in a Schedule 13G/A filed with the SEC on February 10, 2021. According to the Schedule 13G/A, Vanguard had shared voting power over 622,406 shares, sole dispositive power over 43,474,705 shares and shared dispositive power over 1,717,351 shares.

[2] The address of T. Rowe Price Associates, Inc. ("T. Rowe Price") is 100 E. Pratt Street, Baltimore, MD 21202. We have relied upon information supplied by T. Rowe Price in a Schedule 13G/A filed with the SEC on February 16, 2021. According to the Schedule 13G/A, T. Rowe Price had sole voting power over 20,052,362 shares and sole dispositive power over 40,043,391 shares.

[3] The address of BlackRock, Inc. ("BlackRock") is 55 East 52nd Street, New York, NY 10055. We have relied upon information supplied by BlackRock in a Schedule 13G/A filed with the SEC on January 29, 2021. According to the Schedule 13G/A, BlackRock had sole voting power over 33,393,680 shares and sole dispositive power over 36,804,762 shares.

[4] The address of State Street Corporation ("State Street") is State Street Financial Center, One Lincoln Street, Boston, MA 02111. We have relied upon information supplied by State Street in a Schedule 13G filed with the SEC on February 12, 2021. According to the Schedule 13G, State Street had shared voting power over 22,843,806 and shared dispositive power over 24,667,209 shares. State Street held shares of common stock of the Company as independent trustee in trust funds for employee savings, thrift and similar employee benefit plans of the Company and its subsidiaries ("Company Trust Funds"). In addition, State Street is trustee for various third-party trusts and employee benefit plans. The common stock held by the Company Trust Funds is allocated to participants' accounts and such stock or the cash equivalent will be distributed to participants upon termination of employment or pursuant to withdrawal rights. For purposes of the reporting requirements of the Exchange Act, State Street is deemed to be a beneficial owner of such securities; however, State Street expressly disclaims that it is, in fact, the beneficial owner of such securities.

Security Ownership of Management

The following table sets forth the number of shares of our common stock beneficially owned by each of our directors and NEOs, and by all of our directors and executive officers as a group, as of March 11, 2021, the record date for our 2021 annual meeting. No amounts are included for outstanding PSP awards that have not yet been paid. Share and unit numbers are rounded.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Shares of Common Stock Held (#)[1]	Stock Units Owned (#)[2]	Percentage of Class (%)
Non-Employee Directors			
Christopher M. Connor	—	28,274	*
Ahmet C. Dorduncu	26,712	—	*
Ilene S. Gordon	61,589	—	*
Anders Gustafsson	16,870	—	*
Jacqueline C. Hinman	22,629	—	*
Clinton A. Lewis, Jr.	—	25,770	*
DG Macpherson	652	791	*
Kathryn D. Sullivan	22,352	—	*
Anton V. Vincent	—	1,443	*
J. Steven Whisler	1,000	145,912	*
Ray G. Young	7,000	50,702	*
Named Executive Officers			
Mark S. Sutton	604,865	2,734	*
Timothy S. Nicholls	88,903	32,315	*
Jean-Michel Ribiéras	65,679	1,731	*
Sharon R. Ryan	83,930	29,230	*
Gregory T. Wanta	45,507	18,222	*
All directors and executive officers as a group (22 persons)	1,229,489	412,757	*

* Indicates less than 1 percent of the class of equity securities.

[1] Includes securities over which the individual has, or, with another shares, directly or indirectly, voting or investment power, including ownership by certain relatives and ownership by trusts for the benefit of such relatives.

[2] Represents stock equivalent units owned by our NEOs under the International Paper Company Deferred Compensation Savings Plan or by our directors under the Restricted Stock and Deferred Compensation Plan for Non-Employee Directors. These units will be paid out in cash and are not convertible into shares of common stock. Accordingly, these units are not included as shares of common stock beneficially owned.

Equity Compensation Plan Information

The following table provides information as of December 31, 2020, regarding compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)* (#)
Equity compensation plans approved by security holders	—	—	8,507,936
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	8,507,936

* Represents shares remaining available for issuance as of December 31, 2020, under our Amended and Restated 2009 Incentive Compensation Plan.

Appendix A – Reconciliations of Non-GAAP Measures

The tables below present reconciliations of the non-GAAP financial measures presented in this proxy statement to the most directly comparable previously reported measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results calculated in accordance with GAAP. In addition, because not all companies use identical calculations, the Company's presentation of non-GAAP measures may not be comparable to similarly titled measures disclosed by other companies, including companies in the same industry as International Paper. Management believes certain non-U.S. GAAP financial measures, when used in conjunction with information presented in accordance with U.S. GAAP, can facilitate a better understanding of the impact of various factors and trends on the Company's financial results. Management also uses these non-U.S. GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance.

In millions, at December 31	2020
Calculation of Adjusted EBITDA	
Earnings (Loss) from Continuing Operations Before Income Taxes and Equity Earnings	$ 650
Interest Expense, Net	444
Special items, Net	764
Non-operating pension expense (income)	(41)
EBIT before Special Items	1,817
Depreciation, amortization and cost of timber harvested	1,286
Adjusted EBITDA	$ 3,103
Annualized Net Sales	$20,580
Adjusted EBITDA Margin	15.1%

Adjusted EBITDA is a non-GAAP financial measure presented as a supplemental measure of our performance and the most directly comparable GAAP measure is Earnings (Loss) from Continuing Operations Before Income Taxes and Equity Earnings. The Company believes Adjusted EBITDA provides additional meaningful information in evaluating the Company's performance over time, including to assess the Company's consolidated results of operations and operational performance and compare the Company's results of operations between periods. However, in evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses such as those used in calculating these measures. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

In millions, at December 31	2020
Calculation of Free Cash Flow	
Cash provided by operations	3,063
(Less)/Add:	
Cash invested in capital projects, net of insurance recoveries	(751)
Free Cash Flow	$2,312

Free cash flow is a non-GAAP financial measure and the most directly comparable GAAP measure is cash provided by operations. Management believes that free cash flow is useful to investors as a liquidity measure because it measures the amount of cash generated that is available, after reinvesting in the business, to maintain a strong balance sheet, pay dividends, repurchase stock, service debt and make investments for future growth. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. By adjusting for certain items that are not indicative of the Company's ongoing performance, free cash flow also enables investors to perform meaningful comparisons between past and present periods.

In millions, at December 31	2020
Reconciliation of Adjusted Operating Earnings Before Net Interest Expense to Net Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings	
Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings	$ 650
Add back: Net Interest Expense	444
Add back: Net Special Items Before Taxes	764
Add back: Non-Operating Pension Expense (Income) Before Taxes	(41)
Adjusted Operating Earnings Before Net Interest Expense, Income Taxes and Equity Earnings	1,817
Add back: Graphic Packaging Equity Earnings Before Taxes	40
Adjusted Operating Earnings Before Net Interest Expense, Income Taxes and Other Equity Earnings	1,857
Tax Rate	24.1%
Adjusted Operating Earnings Before Net Interest Expense and Equity Earnings	1,409
Equity Earnings Other than Graphic Packaging, Net of Taxes	37
Adjusted Operating Earnings Before Net Interest Expense	$1,446

The Company considers adjusted return on invested capital ("Adjusted ROIC"), a non-GAAP financial measure, to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively and efficiently we use the capital invested in our business. The Company defines and calculates Adjusted ROIC using in the numerator Adjusted Operating Earnings Before Net Interest Expense, the most directly comparable GAAP measure to which is Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings. The Company calculates Adjusted Operating Earnings Before Net Interest Expense by excluding net interest expense, the after-tax effect of non-operating pension expense and items considered by management to be unusual (net special items) from the earnings reported under GAAP. Management uses this measure to focus on on-going operations and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results.

Adjusted ROIC = Adjusted Operating Earnings Before Net Interest Expense / Average Invested Capital

Average Invested Capital = Equity (adjusted to remove pension-related amounts in OCI, net of tax) + interest-bearing debt

In millions, at December 31	2020
Calculation of Non-Strategic Capital Spending	
Cash invested in capital projects, net of insurance recoveries	751
(Less)/Add:	
Strategic capital spending	(290)
Non-Strategic Capital Spending	**$461**

In millions, at December 31	2020
Calculation of Change in Operating Working Capital for Cash Conversion	
Trade accounts and notes receivable at December 31, 2019	$3,020
Contract assets at December 31, 2019	393
Inventories at December 31, 2019	2,208
Trade accounts payable at December 31, 2019	(1,793)
Operating working capital at December 31, 2019	3,828
Trade accounts and notes receivable at December 31, 2020	2,776
Contract assets at December 31, 2020	355
Inventories at December 31, 2020	2,050
Trade accounts payable at December 31, 2020	(1,610)
Operating working capital at December 31, 2020	3,571
Change in operating working capital	257
Corporate operating working capital and other adjustments	(51)
Change in Operating Working Capital for Cash Conversion	**$206**

The Company considers Cash Conversion, a non-GAAP financial measure, to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively and efficiently we generate cash from normal business operations after non-strategic capital spending. The Company defines and calculates

Cash Conversion using in the numerator Adjusted EBITDA (as defined above) less Non-Strategic Capital Spending plus/minus changes in Operating Working Capital for Cash Conversion. The Company calculates Non-Strategic Capital Spending by excluding spending from projects intended to improve market position or customer service/satisfaction, but including volume increases and performance or quality improvements from the Invested in Capital Projects amount on the Consolidated Cash Flow Statement reported under GAAP. Operating Working Capital for Cash Conversion is defined and calculated as Trade Accounts and Notes Receivable plus Contract Assets plus Inventories less Trade Accounts Payable as reported on the Consolidated Balance Sheet under GAAP, excluding Corporate Operating Working Capital and other adjustments. Non-Strategic Capital Spending and changes in Operating Capital may be adjusted, in the Committee's discretion, for any impact of acquisitions, divestitures and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. Management uses this measure to focus on on-going operations and believes it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results.

Cash Conversion = Adjusted EBITDA – Non-Strategic Capital Spending +/- Changes in Operating Working Capital / Adjusted EBITDA

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